UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant’s Name Into English)

Avenida República do Chile, 65

20035-900-Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)         Form 20-F     ☒             Form 40-F     ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One)         Yes    ☐            No    ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-.)

PETROBRAS ANNOUNCES FISCAL YEAR 2004 RESULTS

(Rio de Janeiro – June 8, 2005) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

PETROBRAS reported consolidated net income of U.S.$ 6,190 million and consolidated net operating revenues of U.S.$ 37,452 million for the year ended December 31, 2004, compared to consolidated net income of U.S.$ 6,559 million and consolidated net operating revenues of U.S.$ 30,797 million for the year ended December 31, 2003.

COMMENTS FROM THE CEO, MR. JOSE EDUARDO DE BARROS DUTRA

I am pleased to present the results for 2004. It was a year marked by important events, the consolidation of our strategies and the development of new businesses and markets.

During 2004, we invested U.S.$ 7,718 million in Brazil and abroad. This significant volume of investments was funded by the generation of cash from our operating activities and access to the capital markets, which allowed us to strengthen our operations and produce strong results.

The financial result in 2004 enabled our Board of Directors to propose a distribution to shareholders of dividends and interest on capital totaling U.S.$ 1,847 million (U.S.$ 1.68 per share) at the shareholders’ meeting held on March 31, 2005. Of this amount, interest on capital represents U.S.$ 1,652 million (U.S.$ 1.51 per share).

A few noteworthy highlights achieved in 2004 include:

•	An increase of 1.6% in proven oil, condensate and natural gas reserves, from 11.64 billion barrels of oil equivalent (boe) in 2003 to 11.82 billion boe in 2004. This increase includes 1.1 billion boe related to extensions and discoveries during 2004, primarily in the fields of Golfinho, Baleia Azul, Baleia Anã and Baleia Bicuda off the coast of Espírito Santo, Piranema off the coast of Sergipe, and Lagosta off the coast of São Paulo;

•	The anchoring and commencement test of oil production by FPSO P-43, with production capacity of 150,000 barrels per day in the Barracuda field in the Campos Basin;

•	Execution of an agreement with Sevan Marine to lease platform SSP 300 in the Piranema field, located off the coast of Sergipe;

•	The discovery of light crude oil (38 degrees API) in Rio Grande do Norte, located in the municipal district of Serra do Mel in the western region of the onshore Potiguar Basin;

•	The start-up of full operations of (1) the second coking unit at the Paulínia refinery (REPLAN) and (2) the unit for diesel hydro desulphurization (HDS) at the Presidente Getúlio Vargas Refinery, located in Paraná (REPAR). The REPLAN unit has the capacity to process 31 million barrels per day of vacuum residuals, and transform them into lighter products. The main purpose of the HDS unit at REPAR is to improve the quality of final products, including the reduction of sulphur content to less than 500 parts per million (ppm);

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•	The acquisition of Liquigás Distribuidora S.A. (formerly known as Sophia do Brasil S.A. and Agip do Brasil S.A.) by our subsidiary Petrobras Distribuidora S.A.- BR, which contributed to the expansion of our market share in LPG distribution in Brazil. This acquisition also consolidates our presence in the automobile fuel distribution market in certain regions in Brazil;

•	Implementation of the Integrated Company Management System (SAP-ERP), which is comprised of a group of software programs that integrate all of our standard information processes using a single database that is updated in real time, allowing the control of all operating activities; and

•	Creation of a Committee for Social Responsibility and Environmental Management to establish directives and guide our development in the field of social and environmental responsibility throughout the Company.

Over the course of 2004, we were able to consolidate our base for sustainable growth in the future, while preserving our commitment to social and environmental responsibility.

Financial Highlights

				Year ended December 31,
3Q-2004	4Q-2004	4Q-2003		2004	2003
			Income statement data
14,095	14,722	11,390	Sales of products and services	51,954	42,690
10,221	10,701	8,149	Net operating revenues	37,452	30,797
(114)	552	(253)	Financial income (expense), net	(372)	(136)
1,839	1,707	894	Net income	6,190	6,559
			Basic and diluted earnings per common and preferred share
1.68	1.56	0.81	Before effect of change in accounting principle	5.65	5.35
1.68	1.56	0.81	After effect of change in accounting principle	5.65	5.99

			Other data
44.9	41.5	46.5	Gross margin (%) (1)	45.8	49.9
18.0	16.0	11.0	Net margin (%) (2)	16.5	21.3
65	64	70	Debt to equity ratio (%) (3)	64	70

			Financial and Economic Indicators
41.54	44.00	29.41	Brent crude (U.S.$/bbl)	38.21	28.84
2.9773	2.7862	2.9000	Average Commercial Selling Rate for U.S. Dollars (R$/U.S.$)	2.9262	3.0745
2.8586	2.6544	2.8892	Period-end Commercial Selling Rate for U.S. Dollars (R$/U.S.$)	2.6544	2.8892

(1)	Gross margin equals net operating revenues less cost of sales divided by net operating revenues.

(2)	Net margin equals net income divided by net operating revenues.

(3)	Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.

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	U.S. $ million		Percent Change (12.31.2004 versus 12.31.2003)
Balance sheet data	12.31.2004	12.31.2003
Total assets	63,082	53,612	17.7
Cash and cash equivalents	6,856	8,344	(17.8)
Short-term debt	547	1,329	(58.8)
Total long-term debt	13,344	13,033	2.4
Total project financings	5,712	5,908	(3.3)
Total capital lease obligations	1,335	1,620	(17.6)
Net debt (1)	14,082	13,246	6.3
Shareholders’ equity (2)	22,506	16,336	37.8
Total capitalization (3)	43,444	38,226	13.7

	U.S. $ million
	12.31.2004	12.31.2003
Reconciliation of Net debt
Total long-term debt	13,344	13,033
Plus short-term debt	547	1,329
Plus total project financings	5,712	5,908
Plus total capital lease obligations	1,335	1,620
Less cash and cash equivalents	6,856	8,344
Less Junior Notes (4)	—	300
Net debt (1)	14,082	13,246

(1)	Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.

(2)	Shareholders’ equity includes unrecognized losses in the amount of U.S.$ 1,975 million at December 31, 2004 and U.S.$ 1,588 million at December 31, 2003, in each case related to “Amounts not recognized as net periodic pension cost”.

(3)	Total capitalization means shareholders’ equity plus short-term debt, total long-term debt, total project financings and total capital lease obligations.

(4)	In May 2004, PFL and the PF Export Trust, executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes.

OPERATING HIGHLIGHTS

				Year ended December 31,
3Q-2004	4Q-2004	4Q-2003		2004	2003
			Average daily crude oil and gas production
1,692	1,680	1,680	Crude oil and NGLs (Mbpd) (1)	1,661	1,701
1,523	1,511	1,513	Brazil	1,493	1,540
169	169	167	International	168	161
2,208	2,160	2,058	Natural gas (Mmcfpd) (2)	2,154	2,010
1,620	1,602	1,536	Brazil	1,590	1,500
588	558	522	International	564	510
			Crude oil and NGL average sales price (U.S. dollars per bbl)
36.13	35.11	26.79	Brazil (3)	33.49	27.01
28.31	27.18	22.85	International	26.51	22.75
			Natural gas average sales price (U.S. dollars per Mcf)
1.77	2.14	1.89	Brazil	1.93	1.79
1.09	1.29	1.15	International	1.17	1.26
			Lifting costs (U.S. dollars per boe)
			Crude oil and natural gas – Brazil
10.72	12.50	9.18	Including government take (4)	10.77	8.62
4.10	4.76	4.04	Excluding government take (4)	4.33	3.48
2.53	2.90	2.74	Crude oil and natural gas – International	2.60	2.46
			Refining costs (U.S. dollars per boe)
1.18	1.61	1.53	Brazil	1.36	1.17
1.22	1.22	1.29	International	1.21	1.17
			Refining and marketing operations (Mbpd)
2,125	2,125	2,085	Primary Processed Installed Capacity	2,125	2,085
			Brazil
1,996	1,996	1,956	Installed capacity	1,996	1,956
1,659	1,727	1,604	Output of oil products	1,696	1,639
86%	89%	81%	Utilization	87%	82%
			International
129	129	129	Installed capacity	129	129
104	106	94	Output of oil products	101	93
79%	83%	73%	Utilization	78%	73%
77	77	79	Domestic crude oil as % of total feedstock processed	76	80
			Imports (Mbpd)
439	452	310	Crude oil imports	450	319
166	132	57	Oil product imports	109	105
137	126	102	Import of gas, alcohol and others	124	89
			Exports (Mbpd)
208	137	260	Crude oil exports	181	233
258	193	184	Oil product exports	228	213
5	10	2	Fertilizer and other exports	6	6

271	370	23	Net imports	268	61
			Sales Volume (thousand bpd)
1,676	1,625	1,537	Oil Products	1,589	1,510
38	34	36	Alcohol and Others	32	33
217	227	190	Natural Gas	210	177

1,931	1,886	1,763	Total	1,831	1,720
497	614	457	Distribution	498	435
(469)	(548)	(424)	Inter-company sales	(450)	(393)

1,959	1,952	1,796	Total domestic market	1,879	1,762
472	341	446	Exports	416	452
190	272	227	International sales	229	242
223	114	138	Other operations (5)	179	141

885	727	811	Total international market	824	835

2,844	2,679	2,607	Total	2,703	2,597

(1)	Includes production from shale oil reserves.

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(2)	Does not include liquefied natural gas. Includes reinjected gas.

(3)	Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.

(4)	Government take includes royalties, special government participation and rental of areas.

(5)	Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PIFCo).

ANALYSIS OF OPERATING HIGHLIGHTS

Exploration and Production

Crude Oil and NGLs

Domestic crude oil and NGL production decreased 3.1% to 1,493 thousand barrels per day for 2004, as compared to 1,540 thousand barrels per day for 2003. This decrease was primarily due to: (1) an interruption in production of DP-Seillean in the Jubarte field due to scheduled inspections; (2) the termination of production of FPSO Brasil; (3) the closing of wells located in the Marlim Sul fields; (4) a temporary shut-down of the P-40 production platform - (Marlim Sul) due to elevated production of water and limited oil processing at the platform; (5) a shut-down of some Albacora wells for maintenance on turbo-compressors; (6) a scheduled stoppage of the Linguado, Pampo and Enchova platforms, (7) limited initial production in the Marlim field due mainly to high levels of water and associated gas production; and (8) a delay in the delivery of platforms P-43, P- 48 and P-50 to fields at Barracuda, Caratinga and Albacora Leste, respectively.

International crude oil and NGL production increased 4.3% to 168 thousand barrels per day for 2004, as compared to 161 thousand barrels per day for 2003, principally due to the consolidation of Petrobras Energia Participaciones S.A. (PEPSA) and Petrolera Entre Lomas S.A. (PELSA) as of May 2003.

Natural Gas

Domestic natural gas production increased 6.0% to 1,590 million cubic feet per day (Mmcfpd) for 2004, as compared to 1,500 Mmcfpd in 2003. This increase was primarily the result of the Cabiúnas project, which is a program designed to meet the petrochemical sector’s increased demands for natural gas. International natural gas production increased 10.6% to 564 Mmcfpd in 2004, as compared

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to 510 Mmcfpd in 2003, mainly due to (1) increased production of Bolivian gas, driven by increased demand in the Brazilian market; and (2) additional natural gas sales from Bolivia to Argentina, beginning in June 2004.

Reserves

Proved reserves in Brazil, which are estimated by our management in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), amounted to 10.57 billion and 10.40 billion barrels of oil equivalent for 2004 and 2003, respectively. Total production decreased 2.1% to 602 million barrels of oil equivalent for 2004, as compared to 615 million barrels of oil equivalent for 2003. As of December 31, 2004, our proved reserves to production ratio was 17.6 years.

Lifting Costs

Our lifting costs in Brazil, excluding government take (comprised of royalties, special government participation and rental of areas), increased 24.4% to U.S.$ 4.33 per barrel of oil equivalent for 2004, from U.S.$ 3.48 per barrel of oil equivalent for 2003. This increase was primarily due to: (1) maintenance and technical services for well restoration, drilling rigs and special ships (these prices are tied to international oil prices); (2) additional maintenance materials and services at ocean terminals, transport lines and facilities associated with our health, safety and environmental program; (3) additional sea and aerial transport costs related to operational support of production; and (4) higher personnel expenses primarily related to: (a) overtime payments as set forth in our collective bargaining agreement; (b) an increase in our workforce; and (c) a revision in the actuarial calculations relating to future health care and pension benefits.

Our lifting costs in Brazil, including government take, increased 24.9% to U.S.$ 10.77 per barrel of oil equivalent for 2004, from U.S.$ 8.62 per barrel of oil equivalent for 2003, due primarily to the higher operating expenses mentioned above, and increased expenses from special governmental participation due to the higher average reference price for domestic oil. The increase in these costs was partially offset by the 5.0% reduction in production from certain fields, primarily the Marlim and Marlim Sul oil fields, which have a higher special participation rate.

Our international lifting costs increased 5.7% to U.S.$ 2.60 per barrel of oil equivalent for 2004, as compared to U.S.$ 2.46 per barrel of oil equivalent for 2003. This increase was primarily due to increased expenses for personnel, materials and third party services contracted at Block 18 in Ecuador and increased maintenance expenses in Angola and in the United States.

Refining

The feedstock (output of oil products) processed by refineries in Brazil increased 3.5% from 1,639 Mbpd during 2003 to 1,696 Mbpd during 2004, due to the modernization and expansion of the refining facilities at RLAM, REVAP, REGAP and REPLAN during 2003 and the 5.2% increase in internal consumption of oil products in Brazil.

Refining costs

Domestic unit refining costs increased 16.2% to U.S.$ 1.36 per barrel of oil equivalent for 2004, as compared to U.S.$ 1.17 per barrel of oil equivalent for 2003. This increase was primarily due to: (1) higher personnel expenses primarily related to: (a) overtime payments as set forth in our collective bargaining agreement; (b) an increase in our workforce; and (c) a revision in the actuarial calculations relating to future health care and pension benefits; (2) an increase in costs related to planned stoppages at certain refineries; and (3) third-party services, mainly for corrective maintenance.

International unit refining costs increased 3.4% to U.S.$1.21 per barrel of oil equivalent for 2004, as compared to U.S.$ 1.17 per barrel of oil equivalent for 2003. This increase was primarily due to increased expenses for personnel, materials, maintenance and contracted services – which primarily consisted of environmental and quality control consulting in Argentina.

Sales Volume

Our domestic sales volume, consisting primarily of sales of diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas, increased 6.6% to 1,879 thousand barrels per day for 2004, as compared to 1,762 thousand barrels per day for 2003. The increase in sales volume was primarily due to the rise in the sales of diesel oil, gasoline, jet fuel and LPG as a result of the rebound of the Brazilian economy in 2004, after a contraction in 2003. This increase was partially offset by a reduction in the volume of sales of fuel oil, which reflected the increased use of products that serve as substitutes for fuel oil, such as imported coke, coal (domestic and imported), wood, biomass, and natural gas.

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ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

•	domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas and petrochemical products;

•	export sales, which consist primarily of sales of crude oil and oil products;

•	international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

•	other sources, including services, investment income and foreign exchange gains.

Our expenses include:

•	costs of sales (which are comprised primarily of labor expenses, cost of operating and purchases of crude oil and oil products); maintaining and repairing property, plants and equipment; depreciation and amortization of fixed assets and depletion of oil fields, and costs of exploration; ;

•	selling, general and administrative expenses; and

•	interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

•	the volume of crude oil, oil products and natural gas we produce and sell;

•	changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

•	related changes in domestic prices of crude oil and oil products, which are denominated in Reais;

•	fluctuations in the Real/U.S. dollar exchange rate;

•	Brazilian political and economic conditions; and

•	the amount of taxes and duties that we are required to pay with respect to our operations, by virtue of our status as a Brazilian company and our involvement in the oil and gas industry.

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RESULTS OF OPERATIONS FOR 2004 COMPARED TO 2003

The comparison between our results of operations for 2004 and 2003 has been affected by the 4.8% decrease in the average Real/U.S. dollar exchange rate for 2004 as compared to the average Real/U.S. dollar exchange rate for 2003. For ease, we refer to this change in the average exchange rate as the “4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.”

We acquired PEPSA and PELSA in May 2003. Our results of operations for 2003 only include PEPSA and PELSA’s results from June to December of 2003. See Note 20 to our audited consolidated financial statements for the year ended December 31, 2004 for further information about the acquisition and the pro forma consolidated income statements for the year ended December 31, 2003.

We adopted FIN 46 in our financial statements for the year ended December 31, 2003. Our interest in certain project financings special purpose entities and thermoelectric plants were consolidated on a line-by-line basis in the income statement beginning as of January 1, 2004. Although there were effects in each line of the income statement, it did not have a significant impact on our net income.

Revenues

Net operating revenues increased 21.6% to U.S.$ 37,452 million for 2004, as compared to U.S.$ 30,797 million for 2003. This increase was primarily attributable to an increase in prices of our products, both in the domestic market and outside Brazil, an increase in sales volume in the domestic market, and the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.

Consolidated sales of products and services increased 21.7% to U.S.$ 51,954 million for 2004, as compared to U.S.$ 42,690 million for 2003, primarily due to the increases mentioned immediately above.

Included in sales of products and services are the following amounts that we collected on behalf of the federal or state governments:

•	Value-added and other taxes on sales of products and services and social security contributions. These taxes increased 23.2% to U.S.$ 11,882 million for 2004, as compared to U.S.$ 9,644 million for 2003, primarily due to the increase in prices and sales volume of our products and services; and

•	CIDE, the per-transaction tax due to the Brazilian government, which increased 16.5% to U.S.$ 2,620 million for 2004, as compared to U.S.$ 2,249 million for 2003. This increase was primarily attributable to the increase in sales volume of our products and services and to the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.

Cost of sales

Cost of sales for 2004 increased 31.7% to U.S.$ 20,303 million, as compared to U.S.$ 15,416 million for 2003. This increase was principally a result of:

•	a U.S.$ 2,037 million increase in the cost of imports due to higher prices and a greater volume of imports;

•	a U.S.$ 775 million increase in costs associated with a 6.6% increase in our domestic sales volumes;

•	a U.S.$ 644 million increase in costs of certain thermoelectric plants, whose financial statements we have been consolidating line by line since January 1, 2004, as a result of the adoption of FIN 46;

•	a U.S.$ 556 million increase in costs associated with our international trading activities, due to increases in volume and prices from offshore operations, conducted by PIFCo;

•	a U.S.$ 495 million increase in taxes and charges imposed by the Brazilian government totaling U.S.$ 3,576 million for 2004, as compared to U.S.$ 3,081

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million for 2003, including an increase in the special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields) to U.S.$ 1,883 million for 2004, as compared to U.S.$ 1,625 million for 2003, as a result of higher international oil prices;

•	a U.S.$ 354 million increase in costs associated with the full consolidation of PEPSA and PELSA; and

•	the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.

Depreciation, depletion and amortization

We calculate depreciation, depletion and amortization of exploration and production assets on the basis of the units of production method. Depreciation, depletion and amortization expenses increased 39.0% to U.S.$ 2,481 million for 2004, as compared to U.S.$ 1,785 million for 2003. This increase was primarily attributable to the following:

•	an increase of approximately U.S.$ 331 million resulting from higher depreciation principally associated with the Dourado, Roncador, Marlim Sul and Jubarte Fields as a result of increased property, plant and equipment (PP&E) expenditures;

•	an increase of approximately U.S.$ 156 million resulting from the full consolidation of PEPSA and PELSA; and

•	the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.

Exploration, including exploratory dry holes

Exploration costs, including exploratory dry holes increased 19.7% to U.S.$ 613 million for 2004, as compared to U.S.$ 512 million for 2003. This increase was primarily attributable to the following:

•	an increase of U.S.$ 165 million in dry holes expenses, including U.S.$ 72 million associated with the write-off of signature bonuses in Angola;

•	an increase of U.S.$ 56 million in geological and geophysical expenses;

•	an increase of approximately U.S.$ 29 million resulting from the full consolidation of PEPSA and PELSA; and

•	the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.

These increases were partially offset by a decrease of U.S.$ 196 million due to a revision in the estimated expenses for dismantling oil and gas producing areas and future well abandonment.

Impairment of oil and gas properties

For 2004, we recorded an impairment charge of U.S.$ 65 million, as compared to an impairment charge of U.S.$ 70 million for 2003. The impairment charge in 2004 related to capital expenditures for Brazilian fields in production, but with only marginal reserves. We also recorded an impairment charge of U.S.$ 13 million due to goodwill assessment. In 2003, the impairment charge was related to certain of our oil and gas producing properties in Brazil, Colombia and Angola. These charges were recorded based upon our annual assessment of these fields using prices consistent with those used in our overall strategic plan and discounted at a rate of 10%, a rate consistent with the rate used for internal project valuations.

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Selling, general and administrative expenses

Selling, general and administrative expenses increased 38.7 % to U.S.$ 2,901 million for 2004, as compared to U.S.$ 2,091 million for 2003.

Selling expenses increased 51.4% to U.S.$ 1,544 million for 2004, as compared to U.S.$ 1,020 million for 2003. This increase was primarily attributable to the following:

•	an increase of U.S.$ 368 million in expenses mainly associated with the transportation costs of oil products. A portion of these expenses were previously classified as “cost of sales” in 2003;

•	an increase of approximately U.S.$ 33 million in selling expenses resulting from the full consolidation of PEPSA and PELSA;

•	an increase of approximately U.S.$ 33 million in selling expenses resulting from the charge for doubtful accounts; and

•	the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.

General and administrative expenses increased 26.7% to U.S.$ 1,357 million for 2004, as compared to U.S.$ 1,071 million for 2003. This increase was primarily attributable to the following:

•	the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003;

•	an increase of approximately U.S.$ 110 million in expenses related to technical consulting services in connection with our increased outsourcing of selected non-core general activities;

•	an increase of approximately U.S.$ 45 million resulting from the full consolidation of PEPSA and PELSA; and

•	an increase of approximately U.S.$ 72 million in employee expenses due to the increase in our workforce and salaries; and an increase in the actuarial calculations relating to future health care and pension benefits.

Research and development expenses

Research and development expenses increased 23.4% to U.S.$ 248 million for 2004, as compared to U.S.$ 201 million for 2003. This increase was primarily related to additional investments in programs for environmental safety, deepwater and refining technologies of approximately U.S.$ 36 million and to the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.

Other operating expenses

Other operating expenses decreased 20.6% to an expense of U.S.$ 259 million for 2004, as compared to an expense of U.S.$ 326 million for 2003.

The charges for 2004 were:

•	a U.S.$110 million expense for idle capacity from thermoelectric power plants;

•	a U.S.$85 million expense for unscheduled stoppages of plant and equipment; and

•	a U.S.$64 million increase in contractual losses from compliance with our ship or pay commitments with respect to our investments in the OCP pipeline in Ecuador.

The charges for 2003 were:

•	a U.S.$173 million expense for unscheduled stoppages of plant and equipment;

•	a U.S.$97 million provision for expected losses on the sale of property, plant and equipment related to offshore production; and

•	a U.S.$56 million increase in losses associated with our ship or pay commitments related to the OCP pipeline in Ecuador.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies increased 22.0% to a gain of U.S.$ 172 million for 2004, as compared to a gain of U.S.$ 141 million for 2003, due primarily to a U.S.$ 21 million gain as a result of the consolidation of PEPSA and PELSA and their equity method investees for the full year in 2004, as opposed to approximately seven months in 2003.

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Financial income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income increased 51.3% to U.S.$ 911 million for 2004 as compared to U.S.$ 602 million for 2003. This increase was primarily attributable to fair value adjustments on gas hedge transactions, which was partially offset by a decrease in financial interest income from short-term investments due to higher investments in securities indexed to the U.S. dollar in 2004 when compared to 2003, resulting in lower income due to the effect of the 8.1% appreciation of the Real against the U.S. dollar during 2004, as compared to the 18.2% appreciation of the Real against the U.S. dollar during 2003. A breakdown of financial income and expenses is shown in Note 14 to our audited consolidated financial statements for the year ended December 31, 2004.

Financial expense

Financial expense increased 39.0% to U.S.$ 1,733 million for 2004, as compared to U.S.$ 1,247 million for 2003. This increase was primarily attributable to an increase of approximately U.S.$ 233 million in financial expenses resulting from PEPSA’s hedge operations; as well as a loss of U.S.$ 137 million on repurchases of our own securities.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net generated a gain of U.S.$ 450 million for 2004, as compared to a gain of U.S.$ 509 million for 2003. The decrease in monetary and exchange variation on monetary assets and liabilities, net is primarily attributable to the effect of the 8.1% appreciation of the Real against the U.S. dollar during 2004, as compared to the 18.2% appreciation of the Real against the U.S. dollar during 2003.

Employee benefit expense

Employee benefit expense consists of financial costs associated with expected pension and health care costs. Our employee benefit expense increased 9.2% to U.S.$ 650 million for 2004, as compared to U.S.$ 595 million for 2003. This increase in costs was primarily attributable to an increase of U.S.$ 25 million from the annual actuarial calculation of our pension and health care plan liability and to the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.

Other taxes

Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, increased 32.1% to U.S.$ 440 million for 2004, as compared to U.S.$ 333 million for 2003. This increase was primarily attributable to the following:

•	an increase of U.S.$ 37 million in the CPMF, a tax payable in connection with certain financial transactions;

•	an increase of U.S.$ 22 million in taxes related to our international activities;

•	an increase of U.S.$ 18 million in the PASEP/COFINS taxes on financial income, due to an increase in the COFINS tax rate from 3.0% to 7.6% beginning February 1, 2004; and

•	the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.

10

Other expenses, net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets, general advertising and marketing expenses and certain other non-recurring charges. Other expenses, net decreased to an expense of U.S.$ 357 million for 2004, as compared to an expense of U.S.$ 700 million for 2003.

The most significant charges for 2004 were:

•	a U.S.$ 262 million expense for institutional relations and cultural projects;

•	a U.S.$ 87 million expense for legal liability and contingencies related to pending lawsuits; and

•	a U.S.$ 46 million provision for tax assessments received from the Instituto Nacional de Seguridade Social (National Social Security Institute, or INSS). See Note 21 to our audited consolidated financial statements for the year ended December 31, 2004.

The most significant charges for 2003 were:

•	a U.S.$ 198 million expense for institutional relations and cultural projects;

•	a U.S.$ 183 million loss related to our investments in certain thermoelectric power plants resulting from our contractual obligations to cover losses when decreased demand for power and electricity resulted in lower prices;

•	a U.S.$ 130 million expense for legal liability and contingencies related to pending lawsuits. See Note 21 to our audited consolidated financial statements for the year ended December 31, 2004;

•	a U.S.$ 114 million expense for a lower of cost or market adjustment with respect to turbines we expected to use in connection with our thermoelectric projects, but which we did not use for such projects; and

•	a U.S.$ 55 million provision for tax assessments received from the Instituto Nacional de Seguridade Social (National Social Security Institute, or INSS).

Income tax (expense) benefit

Income before income taxes, minority interest and accounting changes increased 1.8% to U.S.$ 8,935 million for 2004, as compared to U.S.$ 8,773 million for 2003. The income tax expense decreased 16.2% to U.S.$ 2,231 million for 2004, as compared to an expense of U.S.$ 2,663

11

million for 2003, primarily due to the additional tax benefits related to interest on shareholders’ equity that amounted to U.S.$ 650 million for 2004, as compared to U.S.$ 364 million for 2003.

The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is shown in Note 4 to our audited consolidated financial statements for the year ended December 31, 2004.

Cumulative effect of change in accounting principle

As of January 1, 2003, we generated a gain of U.S.$ 697 million (net of U.S.$ 359 million of taxes) resulting from the adoption of SFAS No. 143 – Accounting for Asset Retirement Obligations. The adjustment was due to the difference in the method of accruing end of life asset retirement obligations under SFAS 143, as compared with the method required by SFAS 19 – Financial Accounting and Reporting by Oil and Gas Producing Companies.

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Increase of authorized capital

The General Extraordinary Shareholders Meeting, held in conjunction with the General Ordinary Meeting on March 29, 2004, approved an increase in authorized capital from R$ 30 billion (U.S.$ 10.4 billion) to R$ 60 billion (U.S.$ 20.8 billion).

Natural gas derivative contract

In connection with a long-term contract to buy gas (Gas Supply Agreement or “ the GSA”) to supply thermoelectric plants and for other uses in Brazil, we entered into a contract, effective October 2002, with a gas producer that constituted a derivative financial instrument under SFAS 133. This contract, the Natural Gas Price Volatility Reduction Contract (or PVRC), matures in 2019 and was executed with the purpose to reduce the volatility of price respective to the GSA.

At inception, the PVRC had a positive value to us of U.S.$ 169 million, which is deemed a deferred purchase incentive and is being amortized into income on the basis of the volumes anticipated under the PVRC. The liability was U.S.$ 153 million at December 31, 2004 and generated a gain in the amount of U.S.$ 11 million, net of deferred tax effect of U.S.$ 5 million.

The PVRC is being accounted for under SFAS 133 as a derivative instrument, since the Company did not satisfy the documentation required for hedge accounting, and is being marked to its calculated fair value with changes in such value recognized in income. As of December 31, 2004, we recorded a derivative asset based on the fair value calculation in the amount of U.S.$ 635 million, and a mark-to-market gain in the amount of U.S.$ 365 million, net of deferred tax effect of US$188 million.

See Note 23 to our audited consolidated financial statements for the year ended December 31, 2004.

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THE PETROLEUM AND ALCOHOL ACCOUNT

Prior to 2002, the Petroleum and Alcohol account was a special account that reflected the impact on us of the Brazilian government’s regulatory policies for the Brazilian oil industry and its fuel alcohol program. To facilitate the eventual settlement of the account, the Brazilian government issued National Treasury Bonds-Series H in our name, which were placed with a federal depositary to support the balance of the account.

In accordance with Brazilian legislation, the fuel market was deregulated in its entirety in January 2002. On December 31, 2004 the balance of the Petroleum and Alcohol account was U.S.$ 282 million.

Under Brazilian law, the settlement of the Petroleum and Alcohol account with the Brazilian government should have occurred by June 30, 2004. On July 2, 2004, the Government effected a deposit in the amount of U.S.$ 56 million corresponding to the National Treasury Bonds-Series H, as they had expired, in partial guarantee of the amount of the accounts, of which U.S.$ 3 million were made available to us and the remaining U.S.$ 53 million was placed in an account, in our favor, although we are prevented from withdrawing or transferring these bonds. We have continued discussions with the National Treasury Secretary in order to conclude the settlement process.

The value of the Petroleum and Alcohol account may be paid by issuing National Treasury shares in an amount equal to the final value of the account or by canceling amounts that we may owe to the Federal Government, including taxes or a combination of the foregoing options.

The following summarizes the changes in the Petroleum and Alcohol account for the year ended December 31, 2004:

U.S. $ million
Balance as of December 31, 2003	239
Reimbursements to Petrobras	1
Financial income	4
Result of audit conducted by the Federal Government	16
Partial settlement	(3)
Translation gain	25
Balance as of December 31, 2004	282

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BUSINESS SEGMENTS

NET INCOME BY BUSINESS SEGMENT

	U.S. $ million Year ended December 31,
	2004	2003
Exploration and Production	5,961	5,504
Supply (1)	854	1,743
Gas and Energy	154	(196)
International (1) (2)	243	96
Distribution	200	138
Corporate	(1,055)	(496)
Eliminations	(167)	(230)

Net income	6,190	6,559

(1)	Net operating revenues and the cost of sales with respect to 2003 were reclassified from the International segment to the Supply segment in relation to certain offshore operations. There was no significant impact on the results reported for these segments.

(2)	Since June 1, 2003, the international business segment includes the Argentine operations of PEPSA and PELSA (both acquired in May 2003).

Exploration and Production

Our exploration and production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in the domestic and foreign markets and transfers of natural gas to our Gas and Energy segment.

Consolidated net income for our exploration and production segment increased 8.3% to U.S.$ 5,961 million for 2004, as compared to U.S.$ 5,504 million for 2003. This increase was primarily attributable to:

• a U.S.$ 3,173 million increase in net operating revenues, primarily related to the positive effects of higher international oil prices on the sales/transfer prices of domestic oil and the 6.0% increase in natural gas production, despite the 3.1% decrease in oil and NGL production and the more moderate price increases of heavy crude oil in the international market compared to lighter crude oil. The spread between the price of domestic oil sold/transferred and the average Brent price rose from U.S.$ 1.75/bbl in 2003, to U.S.$ 4.72/bbl in 2004.

These effects were partially offset by the following items:

•	a U.S.$ 939 million increase in cost of sales as a result of an increase in our production costs and because of the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003, despite the 3.1% decrease in oil and NGL production;

•	a U.S.$ 367 million increase in depreciation, depletion and amortization expenses, mainly due to higher depreciation associated with the Dourado, Roncador, Marlim Sul and Jubarte fields because of the additional PP&E expenditures and because of the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003; and

•	the cumulative effect of a change in accounting principles relating to future liabilities for site restoration costs, which led to an increase in our net income of U.S.$ 697 million, net of taxes, in 2003.

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Supply

Our supply segment includes refining, logistics, transportation and the purchase of crude oil, as well as the purchase and sale of oil products and fuel alcohol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

Our supply segment registered net income of U.S.$ 854 million for 2004, a decrease of 51.0% as compared to net income of U.S.$ 1,743 million for 2003. This decrease was primarily a result of:

•	an increase of U.S.$ 5,690 million in the cost of sales, mainly attributable to: (1) an increase in the cost to acquire oil and oil products because of higher international prices; (2) higher unit refining costs; and (3) a 5.2% increase in the volume of oil products sold in the domestic market;

•	an increase of U.S.$ 228 million in selling, general and administrative expenses, primarily related to the increase in sales expenses arising from increased volumes sold; and

•	an increase of U.S.$ 151 million in depreciation, depletion and amortization resulting from additional investments in refining facilities in order to optimize production and increase processing capacity.

These effects were partially offset by an increase of U.S.$ 4,761 million in net operating revenues, primarily related to the increased volume of sales in the domestic market, the increase in the average realization value of oil products sold in the domestic market and the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.

Gas and Energy

Our gas and energy segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic electricity production, including investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.

Consolidated net income for our gas and energy segment was a net gain U.S.$ 154 million in 2004, as compared to a net loss of U.S.$ 196 million in 2003. The net income was primarily a result of:

•	a U.S.$ 541 million increase in net operating revenues primarily due to: (1) the 18.6% increase in the volume of natural gas sold, reflecting the continued expansion of natural gas consumption in Brazil, mainly in thermal generation, but also in the industrial and automotive segments; (2) an increase in revenues of certain thermoelectric plants, whose financial statements we have been consolidating line by line since December 2003, as a result of the adoption of FIN 46; and (3) the effects of the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003. These increases were partially offset by a reduction in average realization value of natural gas; and

•	financial income, net, of U.S.$ 730 million in 2004 as compared to financial expenses, net, of U.S.$ 78 million in 2003. This financial income was primarily attributable to the recognition of a U.S.$ 492 million gain with respect to a fair value adjustment on a gas hedge transaction.

These effects were partially offset by the following items:

•	a U.S.$ 950 million increase in cost of sales primarily due to:

(1) a 18.6% increase in the volume of natural gas sold, reflecting the continued expansion of natural gas consumption in Brazil, mainly in thermal generation, as well as the industrial and automotive segments; (2) the increase in the portion of Bolivian gas – which is more expensive than domestic gas – that comprised our natural gas sales, from 39.0% in 2003 to 46.3% in 2004; (3) an increase in costs of certain thermoelectric plants, whose financial statements we have been consolidating line by line since December 2003, as a result of the adoption of FIN 46; and (4) the effects of the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003; and

•	a loss of U.S.$ 110 million because certain thermoelectric power plants remained unexpectedly idle.

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International

The international segment represents our international activities conducted in 13 countries, which include Exploration and Production, Supply, Distribution and Gas and Energy.

Consolidated net income for our international segment was U.S.$ 243 million in 2004, as compared to U.S.$ 96 million in 2003. The increase in net income was primarily attributable to the following effects, most of them associated with the consolidation of PEPSA and PELSA:

•	an increase of U.S.$ 1,445 million of net operating revenues, which primarily reflects the effects of increased international oil prices, increased gas sales from Bolivia, and increased sales volumes, primarily in Argentina, Bolivia and Colombia;

•	an increase of U.S.$ 735 million in cost of sales, primarily due to the increase in sales volume;

•	financial expenses, net, of U.S.$ 417 million in 2004 as compared to U.S.$ 129 million in 2003, primarily as a result of the Argentine Peso/U.S. dollar exchange rate as well as from losses associated with PEPSA’s hedge operations of U.S.$ 233 million;

•	an increase of U.S.$ 135 million in depreciation, depletion and amortization, primarily as a result of increased PP&E expenditures;

•	an increase of U.S.$ 127 million in selling, general and administrative expenses, primarily related to the increase in sales expenses as a result of the increase in sales volume; and

•	an increase of U.S.$ 65 million in exploration costs, including exploratory dry holes and impairment, which primarily reflects a write-off of the signing bonus for Block 34 in Angola related to dry wells (U.S.$ 72 million).

Distribution

Our distribution segment represents the oil product and fuel alcohol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil. In accordance with our strategic objectives to increase market share in the LPG distribution segment and consolidate the automotive fuels distribution market in certain regions of Brazil, our distribution business now includes the operations of Liquigás Distribuidora S.A (formerly known as Sophia do Brasil S.A. and Agip do Brasil S.A.), acquired on August 9, 2004.

Our participation in the Brazilian fuel distribution market in 2004 represented 35.6% of all sales, including Liquigás Distribuidora S.A., which represented 2.8% of total sales, as compared to 31.5% in 2003.

Consolidated net income for our distribution segment increased 44.9% to U.S.$ 200 million for 2004, as compared to U.S.$ 138 million for 2003, primarily attributable to the:

•	U.S.$ 2,473 million increase in net operating revenues, due primarily to the 12.0% increase in sales volume;

•	U.S.$ 42 million increase in net operating revenues due to the consolidation of Liquigás Distribuidora S.A; and

•	the effects of the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.

These effects were partially offset by the following items:

•	an increase of U.S.$ 2,214 million in the cost of sales, mainly attributable to the increase in sales volume;

•	an increase of U.S.$ 151 million in selling, general and administrative expenses, mainly due to an increase of the provision for doubtful accounts and increased expenses for the distribution of products; and

•	the effects of the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.

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Corporate

Our corporate segment includes those activities not attributable to other segments, including corporate financial management, overhead related to central administration and other expenses, including actuarial expenses related to our pension and health care plans.

Consolidated net loss for the units that make up our corporate segment increased to U.S.$ 1,055 million during 2004, as compared to a net loss of U.S.$ 496 million during 2003. This increase in net loss was primarily attributable to:

•	financial expenses, net, of U.S.$ 621 million in 2004, as compared to financial income, net, of U.S.$ 506 million in 2003, resulting mainly from the effect of the 8.1% appreciation of the Real against the U.S. dollar during 2004 as compared to the 18.2% appreciation of the Real against the U.S. dollar during 2003, and lower revenues from financial investments, due to a reduction in the volume of investments and the lower return in 2004;

•	an increase of U.S.$ 55 million in employee benefit expense, primarily attributable to the increase of U.S.$ 25 million from the annual actuarial calculation of our pension and health care plan liability; and to the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003;

•	an increase of U.S.$ 64 million in other taxes, mainly attributable to (1) the increase in the PASEP/COFINS taxes on financial income, primarily as a result of the change in the COFINS tax rate, from 3.0% to 7.6%, beginning February 1, 2004, (2) an increase in the CPMF, a tax payable in connection with certain financial transactions and (3) the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003;

•	an increase of U.S.$ 72 million in selling, general and administrative expenses, mainly as a result of the increase in expenses related to personnel and technical consulting services in connection with our increased outsourcing of selected non-core general and administrative activities; and

•	the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.

These effects were partially offset by a U.S.$ 679 million increase in gains associated with income tax benefits, principally deferred tax benefits.

18

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. We have historically met these requirements with internally generated funds, short-term debt, long-term debt, project financings and sale and lease back agreements. We believe these sources of funds, together with our strong cash and cash equivalents on hand, will continue to allow us to meet our currently anticipated capital requirements. In 2005, our major cash needs include planned capital expenditures of U.S.$ 9,818 million, announced dividends of U.S.$ 1,847 million and payments of U.S.$ 3,325 million on our long-term debt, leasing and project financing obligations.

Financing Strategy

The objective of our financing strategy is to help us achieve the targets set forth in our Strategic Plan released on May 14, 2004, which provides for capital expenditures of U.S.$ 53.6 billion from 2004-2010. We also aim to increase the average life of our debt portfolio and reduce our cost of capital through a variety of medium and long-term financing arrangements, including supplier financing, project financings, bank financing, securitizations and issuances of debt and equity securities.

Government Regulation

The Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries are allowed to incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury shortly before issuance.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries requires registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury. In addition, all issuances of medium and long-term notes and debentures require the approval of our board of directors. Borrowings that exceed the approved budget amount for any year also require approval from the Brazilian Senate.

Sources of Funds

Our Cash Flow

At December 31, 2004, we had cash and cash equivalents of U.S.$ 6,856 million as compared to U.S.$ 8,344 million at December 31, 2003.

Operating activities provided net cash flows of U.S.$ 8,833 million in 2004, as compared to U.S.$ 7,303 million in 2003. This increase was due primarily to the increase in net operating revenues in 2004.

Net cash used in investing activities increased to U.S.$8,421 million in 2004, as compared to U.S.$ 5,519 million in 2003. This increase was due primarily to our investments in capital expenditures associated with our operating activities and to the acquisition of Liquigás Distribuidora S.A.

Financing activities used net cash of U.S.$ 2,204 million in 2004, as compared to providing net cash in the amount of U.S.$ 2,376 million in 2003. This change in the balance of the cash flows was due primarily to higher dividend and short-term debt payments in 2004, and the decreased amount of Global Notes issued in the international capital markets in 2004, as compared to issuances in 2003.

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Short-Term Debt

Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost completely by international banks and under our commercial paper program. At December 31, 2004, our short-term debt (excluding current portions of long-term obligations) decreased to U.S.$ 547 million as compared to U.S.$ 1,329 million at December 31, 2003. The decreased use of short-term credit facilities was related to our decision to take steps to lengthen our debt profile and pay down short-term debt. Our short-term debt is denominated principally in U.S. dollars.

Long-Term Debt

Our outstanding long-term debt consists primarily of the issuance of securities in the international capital markets, debentures in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies and financing from the Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian National Development Bank, or BNDES) and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt, totaled U.S.$ 13,344 million at December 31, 2004, as compared to U.S.$ 13,033 million at December 31, 2003.

The increase in our long-term debt was due primarily to the issuance on September 8, 2004, through PIFCo, of U.S.$ 600 million of Global Notes for 98.638% of their face value, with an annual coupon of 7.75% due 2014. The issuance reflects our efforts to continue to lengthen our debt profile.

Included in these figures at December 31, 2004 are the following international debt issues:

Notes	Principal Amount
9.00% Notes due 2004(1)	EUR 91 million
10.00% Notes due 2006	U.S.$250 million
6.625% Step Down Notes due 2007(1)	EUR 134 million
9.125% Notes due 2007(2)	U.S.$500 million
9.875% Notes due 2008(2)	U.S.$450 million
6.750% Senior Trust Certificates due 2010(3)	U.S.$95 million
Floating Rate Senior Trust Certificates due 2010(3)	U.S.$55 million
9.750% Notes due 2011(2)	U.S.$600 million
6.600% Senior Trust Certificates due 2011(3)	U.S.$300 million
Floating Rate Senior Trust Certificates due 2013(3)	U.S.$300 million
4.750% Senior Exchangeable Notes due 2007(4)	U.S.$338 million
Global Step-up Notes due 2008(5)	U.S.$400 million
9.125% Global Notes due 2013(6)	U.S.$750 million
8.375% Global Notes due 2018(6)	U.S.$750 million
3.748% Senior Trust Certificates due 2013(3)	U.S.$200 million
6.436% Senior Trust Certificates due 2015(3)	U.S.$550 million
9.375% Notes due 2013(7)	U.S.$100 million
7.75% Global Notes due 2014(2)	U.S. $600 million

(1)	Euro; U.S.$ 1.3612 = EUR 1.00 at December 31, 2004.

(2)	Issued by PIFCo, with support from us through a standby purchase agreement and with insurance against 18 months of inconvertibility and transfer risk for interest payments.

(3)	Issued by PIFCo in connection with a financing program supported by future sales of bunker fuel and fuel oil.

(4)	Issued by PIFCo on October 17, 2002 in connection with our acquisition of PEPSA.

(5)	The Global Step-up Notes bear interest from March 31, 2003 at a rate of 9.00 % per year until April 1, 2006 and at rate of 12.375% per year thereafter, with interest payable semi-annually. Issued by PIFCo, with support from us through a standby purchase agreement.

(6)	Issued by PIFCo for general corporate purposes, with support from us through a standby purchase agreement.

(7)	Issued by PEPSA on October 31, 2003 to cancel existing liabilities.

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Project financings

Since 1997, we have utilized project financings to provide capital for our large exploration and production and related projects, including some natural gas processing and transportation systems. All of these projects, and the related debt obligations of special purpose companies established for these financings, are on-balance sheet and accounted for under the line item “Project Financings”. Under typical contractual arrangements, we are responsible for completing the development of the oil and gas fields, operating the fields, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the end of each financing project, we have the option to purchase the project assets from the special purpose company or, in some cases, acquire control over the special purpose company itself.

Outstanding project financings, plus the current portion of our project financings, totaled U.S.$ 5,712 million at December 31, 2004, as compared to U.S.$ 5,908 million at December 31, 2003.

Extinguished securities

At December 31, 2004 and 2003, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the amount of U.S.$ 2,013 million and U.S.$ 920 million, respectively. Once these securities are purchased by the fund, the related amounts, together with applicable interest, are removed from the presentation of marketable securities and long-term debt.

Off Balance Sheet Arrangements

At December 31, 2004, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

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Uses of Funds

Capital Expenditures

In the pursuit of the goals outlined in our Strategic Plan we continue to prioritize capital expenditures for the development of crude oil and natural gas production projects through internal investments and through structured undertakings with partners.

We invested a total of U.S.$ 7,718 million in 2004, a 17.8% increase from our investments in 2003. Our investments in 2004 were primarily directed towards increasing our production capabilities in the Campos Basin, modernizing our refineries and expanding our pipeline transportation and distribution systems. Of the total amount of capital expenditures in 2004, U.S.$ 4,574 million were made in connection with exploration and development projects mainly in the Campos Basin (59.3%), which includes investments financed through project financing structures.

The following table sets forth our consolidated capital expenditures (including project financings and investments in thermoelectric power plants) for each of our business segments for 2004 and 2003:

Activities

	U.S.$ million Year ended December 31,
	2004	2003
• Exploration and Production	4,574	3,658
• Supply	1,367	1,451
• Gas and Energy	782	694
• International:
• Exploration and Production	666	428
• Supply	43	18
• Distribution	12	33
• Gas and Energy	6	1
• Distribution	47	106
• Corporate	221	162

Total capital expenditures	7,718	6,551

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Dividends

Based on our financial results and cash available for distribution, the general shareholders’ meeting held on March 31, 2005 approved a distribution of dividends of U.S.$ 1,847 million (U.S.$ 1.68 per share) including the portion of interest on shareholders’ equity approved by the Board of Directors on September 17, 2004 and paid to shareholders on February 15, 2005, amounting to U.S.$ 1,239 million, (U.S.$ 1.13 per share). The remaining balance includes dividends in the amount of U.S.$ 248 million and interest on shareholders’ equity in the amount of U.S.$ 413 million.

Risk Management Activities

We are exposed to a number of market risks arising in the normal course of our business. We may use derivative and non-derivative instruments to manage these risks. For a description of our risk management activities, see Note 22 to our audited consolidated financial statements for the year ended December 31, 2004.

Contractual Obligations

The following table summarizes our outstanding contractual obligations at December 31, 2004:

	Payments due by period (in millions of U.S. dollars)
Contractual Obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Balance Sheet Items:
Long-Term Debt Obligations	13,344	1,199	3,623	2,447	6,075
Pension Fund Obligations(1)	11,509	587	1,328	1,574	8,020
Project Finance Obligations	5,712	1,313	2,115	1,672	612
Capital (Finance) Lease Obligations	1,335	266	415	343	311

Total Balance Sheet Items	31,900	3,365	7,481	6,036	15,018
Other Long-Term Contractual Obligations:
Natural Gas Ship-or-Pay Commitments	9,750	650	1,300	1,300	6,500
Contract Service Obligations	5,771	2,176	2,364	745	486
Natural Gas Supply Agreements	5,188	532	696	660	3,300
Operating Lease Obligations	4,349	1,223	1,533	846	747
Purchase Obligations	1,047	509	496	34	8

Total Other Long-Term Contractual Obligations	26,105	5,090	6,389	3,585	11,041

Total	58,005	8,455	13,870	9,621	26,059

(1)	There are plan assets in the amount of U.S.$ 7,104 million that guarantee the pension plan obligations. These assets are presented as a reduction to the net actuarial liabilities. See Note 18 to our audited consolidated financial statements for the year ended December 31, 2004.

23

Income Statement

(in millions of U.S. dollars, except for share and per share data)

				Year ended December 31,
3Q-2004	4Q-2004	4Q-2003		2004	2003
14,095	14,722	11,390	Sales of products and services	51,954	42,690
			Less:
(3,149)	(3,349)	(2,585)	Value-added and other taxes on sales and services	(11,882)	(9,644)
(725)	(672)	(656)	CIDE	(2,620)	(2,249)

10,221	10,701	8,149	Net operating revenues	37,452	30,797
(5,630)	(6,257)	(4,358)	Cost of Sales	(20,303)	(15,416)
(651)	(667)	(463)	Depreciation, depletion and amortization	(2,481)	(1,785)
(233)	(176)	(201)	Exploration, including exploratory dry holes	(613)	(512)
	(65)	(43)	Impairment	(65)	(70)
(810)	(912)	(669)	Selling, general and administrative expenses	(2,901)	(2,091)
(66)	(68)	(64)	Research and development expenses	(248)	(201)
(32)	(84)	(173)	Other operating expenses	(259)	(326)

(7,422)	(8,229)	(5,971)	Total costs and expenses	(26,870)	(20,401)
39	31	38	Equity in results of non-consolidated companies	172	141
100	366	109	Financial income	911	602
(495)	(303)	(330)	Financial expense	(1,733)	(1,247)
281	489	(32)	Monetary and exchange variation on monetary assets and liabilities, net	450	509
(156)	(182)	(204)	Employee benefit expense	(650)	(595)
(75)	(95)	(109)	Other taxes	(440)	(333)
(209)	(31)	(97)	Other expenses, net	(357)	(700)

(515)	275	(625)		(1,647)	(1,623)
2,284	2,747	1,553	Income before income taxes and minority interests and accounting change	8,935	8,773

			Income tax expense:
(255)	(647)	(346)	Current	(2,114)	(2,599)
(16)	20	(303)	Deferred	(117)	(64)

(271)	(627)	(649)	Total income tax expense	(2,231)	(2,663)
(174)	(413)	(10)	Minority interest in results of consolidated subsidiaries	(514)	(248)

1,839	1,707	894	Income before effect of change in accounting principle	6,190	5,862

—	—	—	Cumulative effect of change in accounting principle, net of taxes	—	697

1,839	1,707	894	Net income for the period	6,190	6,559

			Weighted average number of shares outstanding
634,168,418	634,168,418	634,168,418	Common/ADS	634,168,418	634,168,418
462,369,507	462,369,507	462,369,507	Preferred/ADS	462,369,507	461,379,749
			Basic and diluted earnings per share
			Common/ADS and Preferred/ADS
1.68	1.56	0.81	Before effect of change in accounting principle	5.65	5.35
1.68	1.56	0.81	After effect of change in accounting principle	5.65	5.99

24

Selected Balance Sheet Data

(in millions of U.S. dollars, except for share data)

	As of December 31, 2004	As of December 31, 2003
Assets
Current assets
Cash and cash equivalents	6,856	8,344
Marketable securities	388	800
Accounts receivable, net	4,285	2,905
Inventories	4,904	2,947
Other current assets	2,993	2,438

Total current assets	19,426	17,434
Property, plant and equipment, net	37,020	30,805
Investments in non-consolidated companies and other investments	1,862	1,173
Other assets
Petroleum and Alcohol account – Receivable from Federal Government	282	239
Government securities	326	283
Marketable securities	313	806
Goodwill	211	183
Advances to suppliers	580	416
Prepaid Expenses	271	190
Fair value asset of gas hedge	635	—
Other assets	2,156	2,083

Total other assets	4,774	4,200
Total assets	63,082	53,612

Liabilities and shareholders’ equity
Current liabilities
Trade accounts payable	3,284	2,261
Taxes payable, other than income taxes	2,298	2,157
Short-term debt	547	1,329
Current portion of long-term debt	1,199	1,145
Current portion of project financings	1,313	842
Current portion of capital lease obligations	266	378
Dividends and interest on capital payable	1,900	1,955
Other current liabilities	2,521	1,970

Total current liabilities	13,328	12,037
Long-term liabilities
Long-term debt	12,145	11,888
Project financings	4,399	5,066
Employee benefits obligation - Pension	2,915	1,895
Employee benefits obligation - Health care	2,137	1,580
Capital lease obligations	1,069	1,242
Thermoelectric liabilities	1,095	1,142
Deferred purchase incentive	153	—
Other liabilities	2,458	2,059

Total long-term liabilities	26,371	24,872
Minority interest	877	367
Shareholders’ equity
Shares authorized and issued:
Preferred share –2004 and 2003 - 462,369,507 shares	4,772	2,973
Common share – 2004 and 2003 - 634,168,418 shares	6,929	4,289
Reserves and others	10,805	9,074

Total shareholders’ equity	22,506	16,336

Total liabilities and shareholders’ equity	63,082	53,612

25

Statement of Cash Flows Data

(in millions of U.S. dollars)

				Year ended December 31,
3Q-2004	4Q-2004	4Q-2003		2004	2003
			Cash flows from operating activities
1,839	1,707	894	Net income for the period	6,190	6,559
			Adjustments to reconcile net income to net cash provided by operating activities
674	658	475	Depreciation, depletion and amortization	2,497	1,805
260	331	37	Loss on property, plant and equipment and dry holes costs	751	326
—	(16)	—	Amortization of deferred purchase incentive	(16)	—
(273)	(181)	105	Foreign exchange and monetary loss (gain)	23	(138)
—	—	—	Cumulative effect of change in accounting principle, net of taxes	—	(697)
151	82	414	Others	179	310
			Decrease (increase) in assets
(315)	(80)	(532)	Accounts receivable	(928)	(477)
(5)	2	(2)	Petroleum and Alcohol account	(20)	(15)
—	678	(1.266)	Marketable securities	678	(1,266)
(469)	(72)	339	Inventories	(1,527)	244
33	42	(36)	Advances to suppliers	3	562
(15)	(4)	(18)	Interest receivable on government securities	(38)	(157)
95	(162)	164	Others	(475)	(179)
			Increase (decrease) in liabilities
310	203	62	Trade accounts payable	838	(156)
(135)	(25)	4	Taxes payable, other than income taxes	(65)	35
(217)	211	(79)	Income taxes payable	120	25
(46)	170	72	Contingencies	81	(78)
—	(6)	199	Employee postretirement benefits, net of unrecognized pension obligation	561	535
(178)	263	230	Other liabilities	(19)	65

1,709	3,801	1,062	Net cash provided by operating activities	8,833	7,303

			Cash flows from investing activities
(1,810)	(2,953)	(2,437)	Additions to property, plant and equipment	(7,718)	(6,551)
(471)	(142)	1,038	Others	(703)	1,032

(2,281)	(3,095)	(1,399)	Net cash used in investing activities	(8,421)	(5,519)

193	52	1,455	Cash flows from financing activities	(2,204)	2,376

(379)	758	1,118	Increase (decrease) in cash and cash equivalents	(1,792)	4,160

474	284	102	Effect of exchange rate changes on cash and cash equivalents	304	883
5,719	5,814	7,124	Cash and cash equivalents at beginning of period	8,344	3,301

5,814	6,856	8,344	Cash and cash equivalents at the end of period	6,856	8,344

26

Income Statement by Segment

	Year ended December 31, 2004 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
STATEMENT OF INCOME
Net operating revenues to third parties	2,487	20,046	1,505	3,085	10,329	—	—	37,452
Inter-segment net operating revenues	16,384	8,702	515	519	159	—	(26,279)	—

Net operating revenues	18,871	28,748	2,020	3,604	10,488	—	(26,279)	37,452
Cost of Sales	(7,093)	(25,897)	(1,995)	(1,870)	(9,471)	—	26,023	(20,303)
Depreciation, depletion and amortization	(1,322)	(548)	(100)	(423)	(59)	(29)	—	(2,481)
Exploration, including exploratory dry holes and impairment	(470)	—	(13)	(195)	—	—	—	(678)
Selling, general and administrative expenses	(235)	(960)	(178)	(335)	(567)	(626)	—	(2,901)
Research and development expenses	(109)	(53)	(9)	(2)	(2)	(73)	—	(248)
Other operating expenses	(41)	(44)	(110)	(64)	—	—	—	(259)

Cost and expenses	(9,270)	(27,502)	(2,405)	(2,889)	(10,099)	(728)	26,023	(26,870)
Equity in results of non-consolidated companies	—	12	68	92	—		—	172
Financial income (expenses), net	(143)	82	730	(417)	(3)	(621)	—	(372)
Employee benefit expense	—	—	—	—	—	(650)	—	(650)
Other taxes	(12)	(25)	(30)	(47)	(54)	(272)	—	(440)
Other expenses, net	(46)	11	(87)	6	(80)	(161)	—	(357)

	(201)	80	681	(366)	(137)	(1,704)		(1,647)
Income (loss) before income taxes and minority interest	9,400	1,326	296	349	252	(2,432)	(256)	8,935
Income tax benefits (expense)	(3,217)	(438)	(32)	42	(52)	1,377	89	(2,231)
Minority interest	(222)	(34)	(110)	(148)	—		—	(514)

Net income (loss)	5,961	854	154	243	200	(1,055)	(167)	6,190

27

Income Statement by Segment

	Year ended December 31, 2003 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
STATEMENT OF INCOME
Net operating revenues to third parties	2,369	17,292	1,229	2,030	7,877	—	—	30,797
Inter-segment net operating revenues	13,329	6,695	250	129	138	—	(20,541)	—

Net operating revenues (*)	15,698	23,987	1,479	2,159	8,015	—	(20,541)	30,797
Cost of sales (*)	(6,154)	(20,207)	(1,045)	(1,135)	(7,257)	—	20,382	(15,416)
Depreciation, depletion and amortization	(955)	(397)	(87)	(288)	(29)	(29)	—	(1,785)
Exploration, including exploratory dry holes and impairment	(452)	—	—	(130)	—	—	—	(582)
Selling, general and administrative expenses	(123)	(732)	(149)	(208)	(416)	(554)	91	(2,091)
Research and development expenses	(92)	(50)	(6)	—	—	(53)	—	(201)
Other operating expenses	(209)	(61)	—	(56)	—	—	—	(326)

Cost and expenses	(7,985)	(21,447)	(1,287)	(1,817)	(7,702)	(636)	20,473	(20,401)
Equity in results of non-consolidated companies	—	25	56	62	—	(2)	—	141
Financial income (expenses), net	(317)	146	(78)	(129)	(62)	506	(202)	(136)
Employee benefit expense	—	—	—	—	—	(595)	—	(595)
Other taxes	(9)	(24)	(19)	(25)	(48)	(208)	—	(333)
Other expenses, net	(15)	(39)	(387)	1	(1)	(259)	—	(700)

Income (loss) before income taxes and minority interest and accounting change	7,372	2,648	(236)	251	202	(1,194)	(270)	8,773
Income tax benefits (expense)	(2,506)	(874)	196	(154)	(63)	698	40	(2,663)
Minority interest	(59)	(31)	(156)	(1)	(1)	—	—	(248)

Income before effect of change in accounting principle	4,807	1,743	(196)	96	138	(496)	(230)	5,862
Cumulative effect of change in accounting principle, net of taxes	697	—	—	—	—	—	—	697

Net income (loss)	5,504	1,743	(196)	96	138	(496)	(230)	6,559

(*)	Net operating revenues and the cost of sales with respect to 2003 were reclassified from the International segment to the Supply segment in relation to certain offshore operations. There was no significant impact on the results reported for these segments.

28

Other Expenses, Net by Segment

	Year ended December 31, 2004 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Provision for losses on financial exposure - Thermoelectric power plants			13					13
Institutional Relations and Culture Projects	—	(3)	—	—	(35)	(224)	—	(262)
Losses resulted from Contingencies		(12)			(11)	(5)	—	(28)
Losses resulted from Legal Proceedings	(27)				(32)			(59)
INSS Contingencies for joint liability	(46)	—	—	—	—	—	—	(46)
Others	27	26	(100)	6	(2)	68	—	25

	(46)	11	(87)	6	(80)	(161)	—	(357)

	Year ended December 31, 2003 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Provision for losses on financial exposure - Thermoelectric power plants	—	—	(183)	—	—	—	—	(183)
Institutional Relations and Culture Projects	—	(2)	—	—	(27)	(169)	—	(198)

Losses resulted from Contingencies	(10)	(21)		(16)		(68)		(115)
Losses resulted from Legal Proceedings		(12)	—		—	(3)	—	(15)
Adjustment of Market Value of Turbines for Thermoelectrics Plants	—	—	(114)	—	—	—	—	(114)
INSS Contingencies for joint liability	(52)	(2)	—	—	—	(1)	—	(55)
Other	47	(2)	(90)	17	26	(18)	—	(20)

	(15)	(39)	(387)	1	(1)	(259)	—	(700)

29

Selected Balance Sheet Data by Segment

	Year ended December 31, 2004 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Current assets	2,551	7,341	1,139	1,940	1,717	6,506	(1,768)	19,426

Cash and cash equivalents	878	496	178	490	104	4,710	—	6,856
Other current assets	1,673	6,845	961	1,450	1,613	1,796	(1,768)	12,570
Investments in non-consolidated companies and other investments	8	919	307	516	25	87	—	1,862

Property, plant and equipment, net	20,458	6,333	4,506	4,160	1,011	571	(19)	37,020

Non current assets	1,270	438	1,331	316	265	6,783	(5,629)	4,774

Petroleum and Alcohol account	—	—	—	—	—	282	—	282
Government securities	—	—	—	—	—	326	—	326
Other assets	1,270	438	1,331	316	265	6,175	(5,629)	4,166

Total assets	24,287	15,031	7,283	6,932	3,018	13,947	(7,416)	63,082

30

	Year ended December 31, 2003 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Current assets	2,057	4,871	528	1,738	1,208	9,000	(1,968)	17,434

Cash and cash equivalents	1,042	575	109	445	33	6,140	—	8,344
Other current assets	1,015	4,296	419	1,293	1,175	2,860	(1,968)	9,090

Investments in non-consolidated companies and other investments	6	463	151	449	22	82	—	1,173

Property, plant and equipment, net	16,742	4,980	4,174	4,181	442	336	(50)	30,805

Non current assets	970	285	751	306	208	4,945	(3,265)	4,200

Petroleum and Alcohol account	—	—	—	—	—	239	—	239
Government securities	—	—	—	—	—	283	—	283
Other assets	970	285	751	306	208	4,423	(3,265)	3,678

Total assets	19,775	10,599	5,604	6,674	1,880	14,363	(5,283)	53,612

31

Selected Data for International Segment

	Year ended December 31, 2004 U.S.$ million INTERNATIONAL
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
TOTAL ASSETS	4,898	1,162	721	197	2,155	(2,201)	6,932

STATEMENT OF INCOME

Net Operating Revenues	1,800	2,160	431	880	18	(1,685)	3,604

Net operating revenues to third parties	713	1,084	405	865	18	—	3,085
Inter-segment net operating revenues	1,087	1,076	26	15	—	(1,685)	519

Net income (loss)	194	208	69	(134)	(91)	(3)	243

	Year ended December 31, 2003 U.S.$ million INTERNATIONAL
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
TOTAL ASSETS	4,401	1,161	568	150	2,384	(1,990)	6,674

STATEMENT OF INCOME

Net Operating Revenues	1,069	1,363	162	621	14	(1,070)	2,159

Net operating revenues to third parties	535	730	159	592	14	—	2,030
Inter-segment net operating revenues	534	633	3	29	—	(1,070)	129

Net income (loss)	54	45	50	(6)	(59)	12	96

32

This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements, which speak only as of the date made.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS

Investor Relations Department

Raul Adalberto de Campos– Executive Manager

E-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 - 4th floor

20031-912 – Rio de Janeiro, RJ

(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

33

Consolidated Financial Statements

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

December 31, 2004, 2003 and 2002, together with Report of Independent Registered Public Accounting Firm

PETRÓLEO BRASILEIRO S.A.– PETROBRAS AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Board and Shareholder of

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

We have audited the accompanying consolidated balance sheets of PETRÓLEO BRASILEIRO S.A. - PETROBRAS and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows, for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The statements of income, changes in shareholders’ equity and cash flows of PETRÓLEO BRASILEIRO S.A. - PETROBRAS for the year ended December 31, 2002, were audited by other auditors whose report dated February 13, 2003 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PETRÓLEO BRASILEIRO S.A. - PETROBRAS and its subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3, the Company made the following accounting changes: Effective December 31, 2004 the Company adopted a new actuarial methodology respective to the calculation of the Accumulated Benefit Obligation under FAS 87. Effective January 1, 2003, the Company adopted SFAS No. 143 — Accounting for Asset Retirement Obligations (“SFAS 143”). Additionally, at December 31, 2003 the Company adopted FIN 46 “Consolidation of Variable Interest Entities”.

ERNST & YOUNG Auditores Independentes S/S

Paulo José Machado
Partner

Rio de Janeiro, Brazil

May 13, 2005

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

Expressed in Millions of United States Dollars

	As of December 31,
	2004	2003
Assets

Current assets
Cash and cash equivalents (Note 5)	6,856	8,344
Marketable securities (Note 6)	388	800
Accounts receivable, net (Note 7)	4,285	2,905
Inventories (Note 8)	4,904	2,947
Deferred income tax (Note 4)	325	256
Recoverable taxes (Note 9)	1,475	917
Advances to suppliers	422	504
Other current assets	771	761

	19,426	17,434

Property, plant and equipment, net (Note 10)	37,020	30,805

Investments in non-consolidated companies and other investments (Note 11)	1,862	1,173

Other assets
Accounts receivable, net (Note 7)	411	528
Advances to suppliers	580	416
Petroleum and Alcohol account – Receivable from Federal Government (Note 12)	282	239
Government securities	326	283
Marketable securities (Note 6)	313	806
Restricted deposits for legal proceedings and guarantees (Note 21 (a))	699	543
Recoverable taxes (Note 9)	536	467
Goodwill (Note 20)	211	183
Prepaid expenses	271	190
Fair value asset of gas hedge (Note 23)	635	—
Other assets	510	545

	4,774	4,200

Total assets	63,082	53,612

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

Expressed in Millions of United States Dollars

	As of December 31,
	2004	2003
Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	3,284	2,261
Income tax	271	148
Taxes payable, other than income taxes	2,298	2,157
Short-term debt (Note 13)	547	1,329
Current portion of long-term debt (Note 13)	1,199	1,145
Current portion of project financings (Note 15)	1,313	842
Current portion of capital lease obligations (Note 1 6)	266	378
Accrued interest	204	181
Dividends and interest on capital payable (Note 19)	1,900	1,955
Contingencies (Note 21)	131	84
Payroll and related charges	618	581
Advances from customers	290	258
Employees’ postretirement benefits obligation - Pension (Note 18)	166	160
Other payables and accruals	841	558

	13,328	12,037

Long-term liabilities
Long-term debt (Note 13)	12,145	11,888
Project financings (Note 15)	4,399	5,066
Employees’ postretirement benefits obligation - Pension (Note 1 8)	2,915	1,895
Employees’ postretirement benefits obligation - Health care (Note 18)	2,137	1,580
Capital lease obligations (Note 16)	1,069	1,242
Deferred income tax (Note 4)	1,558	1,122
Provision for abandonment of wells (Note 3 (a))	403	396
Thermoelectric liabilities (Note 3 (b))	1,095	1,142
Contingencies (Note 21)	233	271
Deferred purchase incentive (Note 23)	153	—
Other liabilities	264	270

	26,371	24,872

Minority interest	877	367

Shareholders’ equity
Shares authorized and issued (Note 19)
Preferred share - 2004 and 2003 – 462,369,507 shares	4,772	2,973
Common share - 2004 and 2003 – 634,168 ,418 shares	6,929	4,289
Capital reserve (Note 19)	134	118
Retained earnings
Appropriated (Note 19)	11,526	10,696
Unappropriated	13,199	14,141
Accumulated other comprehensive income
Cumulative translation adjustments	(12,539)	(14,450)
Amounts not recognized as net periodic pension cost, net of tax (Note 18)	(1,975)	(1,588)
Unrealized gains (losses) on securities, net of tax	460	157

	22,506	16,336

Total liabilities and shareholders’ equity	63,082	53,612

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

December 31, 2004, 2003 and 2002

Expressed in Millions of United States Dollars (except number of shares and earnings per share)

	Year ended December 31,
	2004	2003	2002
Sales of products and services	51,954	42,690	32,987
Less:
Value-added and other taxes on sales and services	(11,882)	(9,644)	(7,739)
Contribution of intervention in the economic domain charge - CIDE	(2,620)	(2,249)	(2,636)

Net operating revenues	37,452	30,797	22,612

Cost of sales	20,303	15,416	11,506
Depreciation, depletion and amortization	2,481	1,785	1,930
Exploration, including exploratory dry holes	613	512	435
Selling, general and administrative expenses	2,901	2,091	1,741
Impairment (Note 10 (b))	65	70	75
Research and development expenses	248	201	147
Other operating expenses	259	326	—

Total costs and expenses	26,870	20,401	15,834

Equity in results of non-consolidated companies (Note 11)	172	141	(178)
Financial income (Note 14)	911	602	1,142
Financial expenses (Note 14)	(1,733)	(1,247)	(774)
Monetary and exchange variation on monetary assets and liabilities, net (Note 14)	450	509	(2,068)
Employee benefit expense	(650)	(595)	(451)
Other taxes	(440)	(333)	(360)
Other expenses, net	(357)	(700)	(857)

	(1,647)	(1,623)	(3,546)

Income before income taxes, minority interest and accounting change	8,935	8,773	3,232

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Continued)

December 31, 2004, 2003 and 2002

Expressed in Millions of United States Dollars (except number of shares and earnings per share)

	Year ended December 31,
	2004	2003	2002
Income tax expense (Note 4)
Current	(2,114)	(2,599)	(1,269)
Deferred	(117)	(64)	116

	(2,231)	(2,663)	(1,153)

Minority interest in results of consolidated subsidiaries	(514)	(248)	232

Income before effect of change in accounting principle	6,190	5,862	2,311

Cumulative effect of change in accounting principle, net of taxes (Note 3 (a))	—	697	—

Net income for the year	6,190	6,559	2,311

Net income applicable to each class of shares
Common/ADS	3,580	3,797	1,349
Preferred/ADS	2,610	2,762	962

Net income for the year	6,190	6,559	2,311

Basic and diluted earnings per share (Note 19 (c))
Common/ADS and Preferred/ADS
Before effect of change in accounting principle	5.65	5.35	2.13
After effect of change in accounting principle	5.65	5.99	2.13

Weighted average number of shares outstanding
Common/ADS	634,168,418	634,168,418	634,168,418
Preferred/ADS	462,369,507	461,379,749	451,935,669

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

December 31, 2004, 2003 and 2002

Expressed in Millions of United States Dollars

	Year ended December 31,
	2004	2003	2002
Cash flows from operating activities
Net income for the year	6,190	6,559	2,311
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, depletion and amortization	2,497	1,805	1,951
Dry hole costs	520	207	198
Loss on property, plant and equipment	231	119	99
Minority interest in loss (income) of subsidiaries	514	248	(232)
Amortization of deferred purchase incentive	(16)	—	—
Deferred income taxes	117	64	(116)
Foreign exchange and monetary loss (gain)	23	(138)	2,714
Accretion expense – asset retirement obligation	33	43	—
Impairment of oil and gas properties	51	70	75
Provision for uncollectible accounts	65	25	56
Cumulative effect of change in accounting principle, net of
taxes	—	(697)	—
Equity in the results of non-consolidated companies	(172)	(141)	178
Financial income on mark to market of gas hedge	(466)	—	—
Others	37	1	2

Decrease (increase) in assets
Marketable securities	678	(1,266)	—
Accounts receivable	(928)	(477)	(541)
Petroleum and Alcohol account	(20)	(15)	(157)
Interest receivable on government securities	(38)	(157)	(10)
Inventories	(1,527)	244	(1,139)
Advances to suppliers	3	562	(797)
Prepaid expenses	(70)	96	(31)
Recoverable taxes	(578)	(365)	(190)
Others	173	90	(266)

Increase (decrease) in liabilities
Trade accounts payable	838	(156)	669
Payroll and related charges	(20)	222	95
Taxes payable, other than income taxes	(65)	35	441
Income taxes payable	120	25	—
Employee postretirement benefits, net of unrecognized
pension obligation	561	535	177
Accrued interest	18	62	158
Contingencies	81	(78)	365
Abandonment	(171)	(29)	—
Other liabilities	154	(190)	277

Net cash provided by operating activities	8,833	7,303	6,287

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

December 31, 2004, 2003 and 2002

Expressed in Millions of United States Dollars

	Year ended December 31,
	2004	2003	2002
Cash flows from investing activities
Additions to property, plant and equipment	(7,718)	(6,551)	(4,911)
Investment in Perez Companc S.A. – PEPSA	—	—	(1,073)
Investments in thermoelectric plants	—	—	(447)
Investment in non-consolidated companies	(142)	(73)	(153)
Liquigás Distribuidora S.A. acquisition (Note 20)	(511)	—	—
Dividends received from non-consolidated companies	53	13	11
Restricted deposits for legal proceedings	(103)	(188)	(84)
Effect on cash from merger with PEPSA	—	231	—
Effect on cash of FIN 46 adoption	—	1,049	—
Others	—	—	1

Net cash used in investing activities	(8,421)	(5,519)	(6,656)

Cash flows from financing activities
Short-term debt, net issuances and repayments	(680)	321	(367)
Proceeds from issuance of long-term debt	1,457	4,629	1,937
Principal payments of long-term debt	(1,160)	(1,315)	(1,173)
Proceeds from project financings	971	1,132	—
Payments of project financings	(652)	(1,340)	(746)
Payment of financings lease obligations	(331)	(108)	(247)
Dividends paid to shareholders	(1,785)	(941)	(999)
Dividends paid to minority interests	(24)	(2)	(19)

Net cash provided by (used) in financing activities	(2,204)	2,376	(1,614)

Increase (decrease) in cash and cash equivalents	(1,792)	4,160	(1,983)
Effect of exchange rate changes on cash and cash equivalents	304	883	(2,076)
Cash and cash equivalents at beginning of year	8,344	3,301	7,360

Cash and cash equivalents at end of year	6,856	8,344	3,301

	Year ended December 31,
	2004	2003	2002
Supplemental cash flow information:
Cash paid during the year for
Interest, net of amount capitalized	995	622	200
Income taxes	2,054	2,384	812
Withholding income tax on financial investments	69	47	120

Non-cash investing and financing transactions during the year
Capital lease obligations	—	—	144
Project financings expenditures funded by special purpose companies	—	—	946
Transfer of Government securities to PETROS	—	—	313
Consolidation of merchant type thermoelectrics	—	1,142	—
Exchange of BR shares for PETROBRAS preferred shares	—	130	—
Recognition of asset retirement obligation – FAS 143	158	114	—
Consummation of gas hedge asset with deferred purchase incentive liability	169	—	—

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

December 31, 2004, 2003 and 2002

Expressed in Millions of United States Dollars (except per-share amounts)

	Year ended December 31,
	2004	2003	2002
Preferred shares
Balance at January 1	2,973	2,459	1,882
Capital increase with issue of preferred shares	—	130	—
Capital increase with undistributed earnings reserve	1,799	384	577

Balance at December 31	4,772	2,973	2,459

Common shares
Balance at January 1	4,289	3,761	2,952
Capital increase with undistributed earnings reserve	2,640	528	809

Balance at December 31	6,929	4,289	3,761

Capital reserve – fiscal incentive
Balance at January 1	118	89	128
Transfer from (to) unappropriated retained earnings	16	29	(39)

Balance at December 31	134	118	89

Accumulated other comprehensive income

Cumulative translation adjustments
Balance at January 1	(14,450)	(17,306)	(11,854)
Change in the year	1,911	2,856	(5,452)

Balance at December 31	(12,539)	(14,450)	(17,306)

Amounts not recognized as net periodic pension cost
Balance at January 1	(1,588)	(1,361)	(1,867)
(Increase) decrease in additional minimum liability	(586)	(344)	724
Tax effect on above	199	117	(218)

Balance at December 31	(1,975)	(1,588)	(1,361)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

December 31, 2004, 2003 and 2002

Expressed in Millions of United States Dollars (except per-share amounts)

	Year ended December 31,
	2004	2003	2002
Unrecognized gains (losses) on securities
Balance at January 1	157	(11)	13
Unrealized gains (losses)	459	254	(36)
Tax effect on above	(156)	(86)	12

Balance at December 31	460	157	(11)

Appropriated retained earnings

Legal reserve
Balance at January 1	1,089	643	768
Transfer from (to) unappropriated retained earnings, net of gain or loss on translation	431	446	(125)

Balance at December 31	1,520	1,089	643

Undistributed earnings reserve
Balance at January 1	9,372	4,778	5,886
Capital increase	(4,439)	(912)	(1,386)
Transfer from unappropriated retained earnings, net of gain or loss on translation	4,755	5,506	278

Balance at December 31	9,688	9,372	4,778

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

December 31, 2004, 2003 and 2002

Expressed in Millions of United States Dollars (except per-share amounts)

	Year ended December 31,
	2004	2003	2002
Statutory reserve
Balance at January 1	235	164	215
Transfer from (to) unappropriated retained earnings, net of gain or loss on translation	83	71	(51)

Balance at December 31	318	235	164

Total appropriated retained earnings	11,526	10,696	5,585

Unappropriated retained earnings

Balance at January 1	14,141	16,085	15,124
Net income for the year	6,190	6,559	2,311
Dividends reclasification (Note 19 b)	—	(816)	—
Dividends (per share: 2004 - US $1.68 to common and preferred shares; 2003 - US $1.49 to common and preferred shares; 2002 - US $1.19 to common and preferred shares)	(1,847)	(1,635)	(1,287)
Appropriation (to) from fiscal incentive reserve	(16)	(29)	39
Appropriation to reserves	(5,269)	(6,023)	(102)

Balance at December 31	13,199	14,141	16,085

Total shareholders’ equity	22,506	16,336	9,301

Comprehensive income (loss) is comprised as follows:
Net income for the year	6,190	6,559	2,311
Cumulative translation adjustments	1,911	2,856	(5,452)
Amounts not recognized as net periodic pension cost	(387)	(227)	506
Unrealized gain on available-for-sale securities	303	168	(24)

Total comprehensive income (loss)	8,017	9,356	(2,659)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

1.	The Company and its operations

PETRÓLEO BRASILEIRO S.A. - PETROBRAS is Brazil’s national oil company and, directly or through its subsidiaries (collectively, “PETROBRAS” or the “Company”), is engaged in the exploration, exploitation and production of oil from reservoir wells, shale and other rocks, and in the refining, processing, trade and transport of oil and oil derivatives, natural gas and other fluid hydrocarbons, in addition to other energy related activities. Additionally, PETROBRAS may promote the research, development, production, transport, distribution and marketing of all sectors of energy, as well as other related or similar activities.

PETROBRAS was incorporated under Law No. 2,004 on October 3, 1953. Until November of 1995, PETROBRAS was the exclusive agent of the Brazilian Federal Government (the “Federal Government”) for purposes of exploiting the Federal Government’s constitutional and statutory control over activities involving exploration, production, refining, distribution, import, export, marketing and transportation of hydrocarbons and oil products in Brazil and its continental waters. When adopted in 1953, the relevant provisions of the Brazilian constitution and statutory law gave the Federal Government a monopoly in these areas subject only to the right of companies then engaged in oil refining and the distribution of oil and oil products to continue those activities in Brazil. Therefore, except for limited competition from those companies in their grandfathered activities, PETROBRAS had a monopoly over its businesses for approximately 42 years. As a result of a change in the Brazilian constitution in November of 1995, and the subsequent and ongoing implementation of that change, PETROBRAS has ceased to be the Federal Government’s exclusive agent in Brazil’s hydrocarbons sector and up to 2001 had been operating in an environment of gradual deregulation and increasing competition.

In accordance with Law No. 9,478 (“Petroleum Law”) and Law No. 9,990, dated August 6, 1997 and July 21, 2000, respectively, the fuel market in Brazil was totally liberalized beginning January 1, 2002 permitting other companies to produce and sell on the domestic market, and also to import and export oil products.

The Company also has oil and gas operations in international locations, with the most significant international operations being in other Latin American countries.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies

In preparing these consolidated financial statements, the Company has followed accounting policies that are in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these financial statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

Estimates adopted by management include: oil and gas reserves, pension and health care liabilities, environmental obligations, depreciation, depletion and amortization, abandonment costs, contingencies and income taxes. While the Company uses its best estimates and judgments, actual results could differ from those estimates as future confirming events occur.

(a)	Basis of financial statements preparation

The accompanying consolidated financial statements of PETRÓLEO BRASILEIRO S.A. - PETROBRAS (the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC). U.S. GAAP differs in certain respects from Brazilian accounting practice as applied by PETROBRAS in its statutory financial statements prepared in accordance with Brazilian Corporate Law and regulations promulgated by the Brazilian Securities Commission (CVM).

The U.S. dollar amounts for the years presented have been translated from the Brazilian Real amounts in accordance with Statement of Financial Accounting Standards SFAS No. 52 - Foreign Currency Translation (“SFAS 52”) as applicable to entities operating in non-hyperinflationary economies. Transactions occurring in foreign currencies are first remeasured to the Brazilian Real and then translated to the U.S. dollar, with remeasurement gains and losses being recognized in the statements of income. While PETROBRAS has selected the U.S. Dollar as its reporting currency, the functional currency of PETROBRAS and all Brazilian subsidiaries is the Brazilian Real. The functional currency of PIFCo and certain of the special purpose companies is the U.S. dollar, and the functional currency of PEPSA is the Argentine Peso.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(a)	Basis of financial statements preparation (Continued)

The Company has translated all assets and liabilities into U.S. dollars at the current exchange rate (R $2.6544 and R $2.8892 to US $1.00 at December 31, 2004 and 2003, respectively), and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the year. The net translation gain/ (loss) in the amount of US $1,911 in 2004 (2003 - US $2,856 and 2002 - US $(5,452)) resulting from this remeasurement process was excluded from income and presented as a cumulative translation adjustment (“CTA”) within Other Comprehensive Income in the statement of changes in shareholders’ equity.

(b)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries in which (a) the Company directly or indirectly has either a majority of the equity of the subsidiary or otherwise has management control, or (b) the Company has determined itself to be the primary beneficiary of a variable interest entity in accordance with FIN 46 (Note 3(b)). Intercompany accounts and transactions are eliminated.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(b)	Basis of consolidation (Continued)

The following majority-owned subsidiaries and variable interest entities are consolidated:

Subsidiary companies	Activity
Petrobras Química S.A. - PETROQUISA	Petrochemical
Petrobras Distribuidora S.A. - BR	Distribution
BRASPETRO Oil Services Company - BRASOIL	International operations
BRASPETRO Oil Company - BOC	International operations
PIB - Petrobras Internacional - BRASPETRO B.V. (1)	International operations
Petrobras Comercializadora de Energia Ltda. – PCEL (2)	Energy
Petrobras Negócios Eletrônicos S.A.	Corporate
Petrobras Gás S.A. - GASPETRO	Gas transportation
Petrobras International Finance Company - PIFCo	Financing
Petrobras Transporte S.A. - TRANSPETRO	Transportation
Downstream Participações S.A.	Refining and distribution
Petrobras Netherlands BV	Exploration and Production
UTE Nova Piratininga Ltda.	Energy
FAFEN Energia S.A.	Energy
TERMOR Participações S.A. (7)	Energy
TERMORIO S. A. (3)	Energy
TERMOBAHIA Ltda. (3)	Energy
Ibiritermo S. A. (3)	Energy
EVM Leasing Co. (4)	Exploration and Production
Companhia Petrolífera Marlim (4)	Exploration and Production
NovaMarlim Petróleo S.A. (4)	Exploration and Production
Nova Transportadora do Sudeste S.A.(4)	Transportation
Nova Transportadora do Nordeste S.A.(4)	Transportation
Barracuda e Caratinga Holding Company B.V. (4)	Exploration and Production
Cayman Cabiunas Investments Co. Ltda. (4)	Exploration and Production
Companhia Locadora de Equipamentos Petrolíferos S.A. – CLEP (4) (5)	Exploration and Production
Albacora Japan Petroleum Limited Company (4)	Exploration and Production
Companhia de Recuperação Secundária (4)	Exploration and Production
PDET S.A. (4)	Exploration and Production
MPX Termoceará Ltda. (6)	Energy
SFE - Sociedade Fluminense de Energia Ltda. (6)	Energy
Consórcio Macaé Merchant (6)	Energy

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(b)	Basis of consolidation (Continued)

(1)	Parent Company of Petrobras Energia S.A. – PEPSA (former Perez Companc S.A.-PECOM) and Petrolera Entre Lomas S.A. – PELSA (former Petrolera Perez Companc S.A.)

(2)	Former Petrobras Energia Ltda.

(3)	Consolidated according to FIN 46, commencing December 31, 2003. Formerly were accounted for as capital leases pursuant to SFAS 13. See also Note 3(b).

(4)	Consolidated according to FIN 46, commencing December 31, 2003. Formerly were special purpose entities formed in connection with project financings transactions. See also Note 3(b) and Note 15.

(5)	Former Langstrand Holdings S.A..

(6)	Consolidated according to FIN 46, commencing December 31, 2003. Formerly were not consolidated in PETROBRAS financial statements, see also Note 3(b).

(7)	Disposed of in December of 2004 with immaterial impact to the consolidated financial statements.

(c)	Cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at date of acquisition.

(d) Marketable securities

Marketable securities are accounted for under SFAS No. 115 - Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”) and have been classified by the Company as available for sale or trading based upon intended strategies with respect to such securities. The marketable securities classified as trading are short term in nature as the investments are expected to be liquidated, sold, or used for current cash requirements. The marketable securities classified as available for sale are long term in nature as the investments are not expected to be sold or otherwise liquidated in the next twelve months.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(d)	Marketable securities (Continued)

Trading securities are marked to market through current period earnings, available for sale securities are marked to market through other comprehensive income, and held to maturity securities are recorded at historical cost.

The Company has maintained junior trust notes received in connection with the structured finance program as held to maturity, and additionally has certain available for sale investments in companies with publicly traded shares. The Company also has available for sale and trading securities arising from its consolidation of investments in an exclusive fund.

(e)	Accounts receivable

Accounts receivable is stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

(f)	Inventories

Inventories are stated as follows:

•	Raw materials are comprised principally of crude oil inventories, which are stated at the lower of average cost or market value.

•	Oil products and fuel alcohol are stated, respectively, at average refining and purchase cost, adjusted when applicable to their realizable value.

•	Materials and supplies are stated at average purchase cost, not exceeding replacement value and imports in transit are stated at identified cost.

(g)	Investments in non-consolidated companies

The Company uses the equity method of accounting for all long-term investments for which it owns between 20% and 50% of the investee’s outstanding voting stock or has the ability to exercise significant influence over operating and financial policies of the investee. The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee’s dividends.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(h)	Government and marketable securities

The Company holds National Treasury Bonds “Series B” (NTN-B) issued by the Federal Government which are accounted for as available-for-sale securities in accordance with SFAS 115.

(i)	Property, plant and equipment

•	Costs incurred in oil and gas producing activities

The costs incurred in connection with the exploration, development and production of oil and gas are recorded in accordance with the “successful efforts” method. This method requires that costs the Company incurs in connection with the drilling of developmental wells and facilities in proved reserve production areas and successful exploratory wells be capitalized. In addition, costs the Company incurs in connection with geological and geophysical activities are charged to the results of operations in the period incurred, and the costs relating to exploratory dry wells on unproven reserve properties are charged to the results of operations when determined as dry or uneconomical.

The capitalized costs are depreciated based on the unit-of-production method using proved developed reserves. These reserves are estimated by the Company’s geologists and petroleum engineers in accordance with international industry standards and are reviewed annually, or more frequently when there are indications of significant changes in the Company’s reserves.

•	Property acquisition costs

Costs of acquiring developed or undeveloped leaseholds including lease bonus, brokerage, and other fees are capitalized. The costs of undeveloped properties that become productive are transferred to a producing property account.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(i)	Property, plant and equipment (Continued)

•	Exploratory costs

Exploratory wells that find oil and gas in an area requiring a major capital expenditure before production can begin are evaluated annually to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. Exploratory costs related to areas where commercial quantities have been found are capitalized, and exploratory costs where additional work is underway or planned continue to be capitalized pending final evaluation. Exploratory well costs not meeting either of these tests are charged to expense. All other exploratory costs (including geological and geophysical costs) are expensed as incurred. Exploratory dry holes are expensed.

•	Development costs

Costs of development wells including dry holes, platforms, well equipment and attendant production facilities are capitalized.

•	Production costs

Costs incurred with producing wells are expensed as incurred.

•	Abandonment costs

Through December 31, 2002, the Company recorded abandonment costs in accordance with SFAS No. 19 - Financial Accounting and Reporting by Oil and Gas Production Companies (“SFAS 19”). Under SFAS 19, the estimated costs of dismantlement and removal of oil and gas related facilities are accrued over the properties’ production lives using the unit-of-production method and recognized as accumulated depreciation, depletion and amortization as the expense is recorded. Effective January 1, 2003, the Company adopted SFAS No. 143 - Accounting for Asset Retirement Obligations (“SFAS 143”) for abandonment costs (see Note 3(a) for information related to the new accounting policy for abandonment costs commencing from January 1, 2003).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(i)	Property, plant and equipment (Continued)

•	Abandonment costs (Continued)

In 2004, the Company reviewed and revised its estimated costs associated with well abandonment and the demobilization of oil and gas production areas, considering new information about date of expected abandonment and revised cost estimates to abandon. The changes to estimated asset retirement obligation were principally related to changing expectations about Brent prices, which led the correlated fields to have longer economic lives. This review resulted in a decrease in the related provision of US $196 with a gain recognized in net income, and recorded in the line titled exploratory costs for oil and gas exploration.

•	Depreciation, depletion and amortization

Depreciation, depletion and amortization of leasehold costs of producing properties are recorded using the unit-of-production method applied on a field by field basis as a ratio of proved reserves produced. Leased production platforms are depreciated on a straight-line basis over the estimated useful lives of the platforms. Depreciation, depletion and amortization of all other capitalized costs (both tangible and intangible) of proved oil and gas producing properties are recorded using the unit-of-production method applied on a field by field basis as a ratio of proved developed reserves produced. Prior to January 1, 2003, estimated dismantlement, restoration and abandonment costs and estimated salvage values were taken into account in determining amortization and depreciation provisions.

Other plant and equipment are depreciated on a straight-line basis over the following estimated useful lives:

Building and improvements	25 years
Equipment and other assets	3-25 years
Platforms	10-25 years
Pipelines	30 years

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(i)	Property, plant and equipment (Continued)

•	Impairment

In accordance with SFAS No. 144 - Impairment of Long-Lived Assets (“SFAS 144”), management reviews long-lived assets, primarily property, plant and equipment to be used in the business and capitalized costs relating to oil and gas producing activities, whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the bases of undiscounted future cash flows. The reviews are carried out at the lowest level of assets to which the Company is able to attribute identifiable future cash flows. The net book value of the underlying assets is adjusted to their fair value using a discounted future cash flows model, if the sum of the expected undiscounted future cash flows is less than the book value. Maintenance and repairs

The actual costs of major maintenance, including turnarounds at refineries and vessels, as well as other expenditures for maintenance and repairs, are expensed as incurred.

•	Capitalized interest

Interest is capitalized in accordance with SFAS No. 34 - Capitalization of Interest Cost (“SFAS 34”). Interest is capitalized on specific projects when a construction process involves considerable time and involves major capital expenditures. Capitalized interest is allocated to property, plant and equipment and amortized over the estimated useful lives of the related assets. Interest is capitalized at the Company’s weighted average cost of borrowings.

(j)	Revenues, costs and expenses

Revenues from sales of crude oil and oil products, petrochemical products and others are recognized on an accrual basis when the title is transferred to the customer. Revenues from sales of natural gas are accounted for when the natural gas is transferred to the customer. Subsequent adjustments to revenues based on production sharing agreements or volumetric delivery differences are not significant. Costs and expenses are accounted for on an accrual basis.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(k)	Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109 - Accounting for Income Taxes (“SFAS 109”), which requires an asset and liability approach to recording current and deferred taxes. The effects of differences between the tax bases of assets and liabilities and the amounts recognized in the financial statements have been treated as temporary differences for the purpose of recording deferred income taxes.

The Company records the tax benefit of all net operating losses as a deferred tax asset and recognizes a valuation allowance for any part of this benefit which management believes will not be recovered against future taxable income using a “more likely than not” criterion.

(l)	Employees’ postretirement benefits

The Company sponsors a contributory defined-benefit pension plan covering substantially all of its employees, which is accounted for by the Company in accordance with SFAS No. 87 - Employers’ Accounting for Pensions (“SFAS 87”).

In addition, the Company provides certain health care benefits for retired employees and their dependents. The cost of such benefits is recognized in accordance with SFAS No. 106 - Postretirement Benefits Other Than Pensions (“SFAS 106”).

On December 23, 2003 the Financial Accounting Standards Board released revised FASB Statement No. 132-R, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS No. 132-R”). The revised standard provides additional required disclosures for pensions and other postretirement benefit plans and is designed to improve disclosure transparency in financial statements. The revised standard replaces existing pension disclosure requirements. The requirements of the standard are effective for public entities for fiscal years ending after December 15, 2003. The adoption of SFAS No. 132-R did not have a material impact on the Company’s consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(l)	Employees’ postretirement benefits (Continued)

The Company also contributes to the national pension, social security and redundancy plans at rates based on payroll, and such contributions are expensed as incurred. Further indemnities may be payable upon involuntary severance of employees but, based on current operating plans, management does not believe that any amounts payable under this plan will be significant.

PEPSA sponsors a defined contribution plan, the funding of which is recognized in accordance with the accrual method of accounting. PEPSA’s defined contribution plan is presently suspended. PEPSA also sponsors a defined benefit plan in which the employees’ benefit is based on the last computable salary in the years of service of the employee. For purposes of determining the estimated cost of benefit pension plans granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables.

(m)	Environmental and remediation costs

Environmental and remediation costs relating to current operations are expensed or capitalized, as appropriate, depending on whether such costs are expected to provide future economic benefits. Liabilities are recognized when the costs are considered probable and can be reasonably estimated.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(n)	Accounting for the effect of Federal Government regulation

As provided in the Petroleum Law, the fuel market in Brazil was totally liberalized as of January 1, 2002 permitting other companies to produce and sell on the domestic market and, also, import and export oil products. Additionally, as from January 1, 2002, PETROBRAS is no longer required to charge the prices established by the Federal Government on the sale of oil products, and the realization price is no longer established by a formula adjusted to the international market.

Considering the liberation of the market and current legislation, as from January 1, 2002, the Petroleum and Alcohol Account will no longer be used to reimburse expenses related to the supply of oil products and fuel alcohol to PETROBRAS and third parties. The movements in the account for periods after 2002 relate only to (i) payments and adjustments mandated by the Agência Nacional do Petróleo - ANP (“ANP”) with no impact on the income statement and (ii) adjustments resulting from the audit of the account by the ANP.

The impact of Federal Government regulation on the Company’s balance sheet and operating structure has been recorded in the Petroleum and Alcohol Account as of, and for the years ended, December 31, 2004 and 2003 (see Note 12).

The Contribuição de Intervenção no Domínio Econômico (Contribution of Intervention in the Economic Domain Charge - CIDE) on the importation and sale of fuels was established by Law No. 10,336 dated December 19, 2001.

The CIDE is a per-transaction payment to the Brazilian Government required to be made by producers, blenders and importers upon sales and purchases of specified oil and fuel products at a set amount for different products based on the unit of measurement typically used for such products.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(o)	Compensated absences

The liability for future compensation of employees for vacations is accrued as earned.

(p)	Earnings per share

Earnings per share are computed using the two-class method, which is an earnings allocation formula that determines earnings per share for both preferred shares, which are participating securities and common shares. The preferred shares participate in dividends and undistributed earnings with the common shares at a predetermined formula. Such formula allocates the net income, as if all of the net income for each year had been distributed, first to the preferred shares in an amount equal to the preferred shares’ priority minimum annual dividend of the higher of 3% of their shareholders equity or 5% of their paid-in capital as stated in the statutory accounting records, then to common shares in an amount equal to the preferred shares’ priority dividend on a per share basis and any remaining net income is allocated equally to the common and preferred shares. Each American Depositary Share (ADS) for common shares represents one share of the Company’s common shares or one share of the Company’s preferred shares and, in each case, is presented together with earnings per share.

(q)	Research and development costs

Research and development costs are charged to expense when incurred.

(r)	Accounting for derivatives and hedging activities

The Company adopted SFAS No. 133 – Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), as amended by SFAS No. 138 – Accounting for Certain Derivative Instruments and Certain Hedging Activities (“SFAS 138”). SFAS 133 requires that all derivative instruments be recorded in the balance sheet of the Company as either an asset or a liability measured at fair value. SFAS 133 requires that changes in the derivative’s fair value be recognized in earnings/losses unless specific hedge accounting criteria is met. For derivatives accounted for as hedges, fair value adjustments are recorded to earnings/losses or other comprehensive income, a component of shareholders’ equity, depending upon the type of hedge and the degree of hedge effectiveness.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(r)	Accounting for derivatives and hedging activities (Continued)

The Company may use derivative financial instruments to mitigate the risk of unfavorable price movements on crude oil purchases. These instruments are marked-to-market on a current basis and associated gains and losses are recognized currently in the financial income/ expense line items.

The Company may also use derivative financial instruments to mitigate the risk of unfavorable exchange-rate movements affecting its foreign currency-denominated indebtedness. Gains and losses from changes in the fair value of these contracts are recognized as financial income or financial expense.

PEPSA also uses derivative instruments such as swaps, options, futures, and other instruments, principally to mitigate the impact of changes in crude oil prices, exchange rates and interest rates. PEPSA’s crude oil derivative instruments and interest rate swap instruments are designed to mitigate specific exposures and thus qualify as cash flow hedges under SFAS 133.

As cash flow hedges, the gains and losses associated with the derivative instruments are deferred and recorded in other comprehensive income until the underlying hedge transaction impacts earnings, with the exception of any ineffective portions. Derivative instruments not qualifying for hedge accounting are marked-to-market through earning on a current basis.

(s)	Recently issued accounting pronouncements

FASB has recently issued (i) SFAS No. 151, “Inventory Costs, an amendment of ARB Nº 43, Chapter 4”, “Inventory Pricing”, (“SFAS 151”) in November of 2004, (ii) FASB Statement No. m123R, “Share-Based Payment” (“SFAS 123R”) in December of 2004, (iii) FASB Statement No. 153, “Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29” (“SFAS 153”) in December of 2004 and (iv) FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, in March of 2005.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(s)	Recently issued accounting pronouncements (Continued)

SFAS 151 will be effective for the Company on January 1, 2006. The standard amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. In addition, the standard requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company is currently evaluating the impact of this standard.

SFAS 123R requires that compensation costs relating to share-based payments be recognized in the Company’s financial statements. Petrobras Energia S.A.-PEPSA, member of PETROBRAS’ System currently accounts for those payments under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. The Company is preparing to implement this standard effective on July 1, 2005. Although the transition method to be used to adopt the standard has not been selected, such adoption is expected to have a minimal impact on the Company’s results of operations, financial position and liquidity.

SFAS 153 will be effective for the Company for asset-exchange transactions beginning on July 1, 2005. Under APB No. 29, assets received in certain types of non-monetary exchanges were permitted to be recorded at the carrying value of the assets that were exchanged (i.e., recorded on a carryover basis). As amended by SFAS 153, assets received in some circumstances will have to be recorded instead at their fair values. In the past, the Company has not engaged in a large number of non-monetary asset exchanges for significant amounts, and thus does not expect a material impact upon adoption.

FIN 47 clarifies the term “conditional asset retirement obligation” as used SFAS 143 in order to avoid diversity in accounting practice with respect to the effect of uncertainties about the timing and (or) method of settlement that are conditional on a future event, when recognizing the fair value of a liability for an asset retirement obligation. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company does not expect that the adoption of FIN 47 will have a material effect on the Company’s financial position or results from operations when it becomes effective on December 31, 2005.

The FASB has also adopted on April 4, 2005, the FASB Staff Position (FSP SFAS 19-1) (that amends SFAS 19 to permit the continued capitalization of exploratory well costs beyond one year if (a) the well found a sufficient quantity of reserves that justify its completion as a producing well and (b) the entity is making sufficient progress assessing the reserves and the viability of the project. The guidance in FSP SFAS 19-1 shall be applied prospectively in the third quarter of 2005 and the Company does not expect that it will have a material effect on the Company’s financial position or results from operations (see Note 27 for information related to the accounting policy currently practiced by the Company with respect to suspended exploratory wells).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Summary of significant accounting policies (Continued)

(s)	Recently issued accounting pronouncements (Continued)

During the first quarter of 2005, the Securities and Exchange Commission (SEC) requested Oil & Gas registrants to disclosure certain information related to the accounting for buy/sell contracts in their filings that include financial reports covering periods ending on or after December 15, 2004. These transactions, which are not part of PETROBRAS’ operations, typically involve contractual arrangements that establish the terms of the buy and sell agreements either jointly, in a single contract, or separately, in individual contracts that are entered into concurrently or in contemplation of one another with a single counterparty. The topic is under deliberation by the Emerging Issues Task Force (EITF) of the FASB as Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”.

(t)	Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation standards. These reclassifications had no impact on the Company’s net income.

3.	Accounting changes

(a)	SFAS No. 143 - Accounting for asset retirement obligations

As of January 1, 2003, PETROBRAS adopted SFAS No. 143 - Accounting for Asset Retirement Obligations (“SFAS 143”). The primary impact of SFAS 143 is to change the method of accruing for upstream site restoration costs.

Under SFAS 143, the fair value of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically at the time the related assets are installed. Amounts recorded for the related assets will be increased by the amount of these obligations and depreciated over the related useful lives of such assets. Over time, the amounts recognized as liabilities will be accreted for the change in their present value until the related assets are retired or sold.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

3.	Accounting changes (Continued)

(a)	SFAS No. 143 - Accounting for asset retirement obligations (Continued)

The cumulative adjustment for the change in accounting principle reported in the first quarter of 2003 was an after-tax income of US $697 (net of US $359 deferred income tax effects). The effect of this accounting change on the balance sheet, was a US $1,056 reduction to the abandonment provision, and a US $359 increase in deferred income tax liabilities, see Note 4. Additionally, the change in accounting principle resulted in a US $16 increase to property, plant and equipment at original asset acquisition date, with accumulated depreciation through January 1, 2003 of US $9 on proved developed properties. Further, on January 1, 2003, PETROBRAS established an abandonment liability with respect to proved undeveloped reserves in the amount of US $44.

This adjustment is due to the difference in the method of accruing site restoration costs under SFAS 143 compared with the method required by SFAS 19. Under SFAS 19, site restoration costs are accrued on a unit-of-production basis of accounting as the oil and gas are produced. The SFAS 19 method matches the accruals with the revenues generated from production and results in most of the costs being accrued in early field life, when production is at the highest level. Because SFAS 143 requires accretion of the liability as a result of the passage of time using an effective interest method of allocation, a significant portion of costs will be accrued towards the end of field life, when production is at the lowest level. The cumulative income adjustment described above results from reversing the higher liability accumulated under SFAS 19 in order to adjust it to the lower present value amount resulting from transition to SFAS 143. This amount being reversed in transition, which was previously charged to operating earnings under SFAS 19, will again be charged to earnings under SFAS 143 in future years.

Measurement of assets retirement obligations is based on currently enacted laws and regulations, existing technology and site-specific costs. There are no assets legally restricted to be used in the settlement of asset retirement obligations.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

3.	Accounting changes (Continued)

(a)	SFAS No. 143 - Accounting for asset retirement obligations (Continued)

A summary of the annual changes in the abandonment provision is presented as follows:

	Assets	Liabilities
Balance as of December 31, 2002	—	1,166
Reversion of provision	—	(1,056)
Assets related to proved developed property	16	—
Accumulated depreciation	(9)	—
Assets related to proved undeveloped property	44	44

Balance as of January 1, 2003	51	154
PEPSA acquisition	11	28
Depreciation and impairment	(29)	—
Accretion expenses	—	43
Liabilities incurred	114	114
Liabilities settled	—	(14)
Cumulative translation adjustment	15	71

Balance as of December 31, 2003	162	396

Depreciation and impairment	(13)	—
Accretion expenses	—	33
Liabilities incurred	158	158
Liabilities settled	—	(14)
Revision of provision (Note 2 (i))	(43)	(196)
Cumulative translation adjustment	18	26

Balance as of December 31, 2004	282	403

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

3.	Accounting changes (Continued)

(a)	SFAS No. 143 - Accounting for asset retirement obligations (Continued)

The following unaudited pro-forma summary financial information presents the consolidated results of operations as if the adoption of SFAS 143 had occurred at the beginning of 2002.

	2002
	As reported	Pro forma (unaudited)
Net operating revenues	22,612	22,612
Cost of sales	11,506	11,506
Depreciation, depletion and amortization	1,930	1,651
Exploration, including exploratory dry holes	435	464
Impairment	75	75
Others	(5,434)	(5,434)
Income tax expense	(1,153)	(1,238)
Minority interest	232	232
Net income for the year	2,311	2,476
Basic and diluted earnings per share	2.13	2.28

(b)	Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities

The Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities in January of 2003. FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities disclosed by enterprises that do not control them through a majority voting interest. Under FIN 46, entities are required to be consolidated by an enterprise that has a controlling financial interest in such entities when equity investors of that enterprise do not have significant capital risk, the obligation to absorb the majority of expected losses, or the right to receive the majority of expected returns from such entities. Entities identified with these characteristics are called variable interest entities and the interest that enterprises have in these entities are called variable interests. These interests may derive from certain guarantees, leases, loans or other arrangements that result in risks and rewards to the enterprise with the controlling financing interest in such entities, irrespective of such enterprises’ voting interest in such entities.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

3.	Accounting changes (Continued)

(b)	Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities (Continued)

The interpretation requires that if a business enterprise has a controlling financial interest in a variable entity, the assets, liabilities and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. This interpretation was applied immediately to variable interest entities created after January 31, 2003. For variable interests in special purpose entities created before February 1, 2003, FIN 46 was adopted at December 31, 2003. For variable interest in operating entities, FIN 46 was required to be adopted in the first quarter of 2004.

The Company adopted FIN 46 in its December 31, 2003 annual financial statements. Such adoption resulted in the consolidation of a number of special purpose entities related to project financings arrangements in which the Company has an interest, and which were deemed to be variable interest entities for which the Company was the primary beneficiary. These entities are detailed above in Note 2 (b). Prior to adoption of FIN 46, a significant portion of the Company’s share of commitments and debt obligations, as well as fixed asset contributions, were already included in the consolidated financial statements as the project financings transactions qualified as capital leases.

Thus, adoption of FIN 46 related to the special purpose companies formed in connection with project financings arrangements did not have a significant impact on the Company’s financial condition. While PETROBRAS does not have specific assets set aside and established as collateral for these special purpose entities, the Company does have certain contractual obligations relating to the debt of the special purpose entities.

Three thermoelectric plants were also consolidated at December 31, 2003 as a result of the adoption of FIN 46. However, as these thermoelectric plants had previously been accounted for as capital leases, their consolidation did not have a material impact on the Company’s financial condition.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

3.	Accounting changes (Continued)

(b)	Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities (Continued)

Furthermore, PETROBRAS has determined that it is the primary beneficiary of three additional plants for which it has certain contractual obligations to bear energy market risk. The effect of the consolidation of these three thermoelectrics was an increase in fixed assets of US $1,095 as of December 31, 2004 (US $1,142 as of December 31, 2003) and an increase in liabilities US $1,095 as of December 31, 2004 (US $1,142 as of December 31, 2003). Results of operations for these companies were consolidated beginning January 1, 2004, and generated a net loss during the year ended December 31, 2004 in the amount of US $490. See also Note 15 and Note 17.

PETROBRAS has also indentified two exclusive investment funds which require consolidation. See additional discussion at Note 6.

The Company has determined that it has no variable interests in operating entities and thus has not consolidated additional entities as variable interests in 2004.

(c)	Accumulated Benefit Obligation

On December 31, 2004 the Company adopted a new actuarial methodology regarding the calculation of Accumulated Benefit Obligation (ABO), by excluding the effects of long term inflation. In the past, the Company had applied a terminal methodology in the calculation of its ABO, an approach permitted under EITF 88-1, but at December 31, 2004 elected a change in methodology to a going concern calculation of the ABO, a more preferable application of principle per EITF 88-1. The change in accounting principle application did not effect net income, and while the ABO increased from 2003 to 2004, the change in methodology resulted in a reduction of the ABO in the approximate amount of US $1,142 over that which would have been calculated under the former methodology and effected both the liability balance and amount not recognized in the shareholders equity. There was no income statement impact of this change in accounting principle.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

4.	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutorily enacted tax rates have been 25% and 9%, respectively for the years ended December 31, 2004, 2003 and 2002.

Substantially all of the Company’s taxable income is generated in Brazil and is therefore subject to the Brazilian statutory tax rate. The following table reconciles the tax calculated based upon statutory tax rates to the income tax expense recorded in these consolidated financial statements.

	Year ended December 31,
	2004	2003	2002
Income before income taxes, minority interest and accounting changes	8,935	8,773	3,232

Tax expense at statutory rates	(3,038)	(2,983)	(1,099)

Adjustments to derive effective tax rate:
Non-deductible postretirement health-benefits	(157)	(107)	(73)
Change in valuation allowance	159	150	(182)
Tax benefit on interest on shareholders’ equity	650	364	241

Income taxes regarding abandonment liabilities adjustments related to the year ended December 31, 2002		(61)
Others	155	(26)	(40)

Income tax expense per consolidated statement of income	(2,231)	(2,663)	(1,153)

TBG, a subsidiary of GASPETRO, has accumulated tax loss and negative income tax and social contribution carryforwards amounting to US $450 as of December 31, 2004 (US $469 in 2003), which could be offset against future taxable income to a limit of 30% of annual income, based on Law No. 9,249/95, which in the opinion of the TBG management, will occur within the useful life of the Bolivia-Brazil Gas Pipeline project.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

4.	Income taxes (Continued)

However, considering the long estimated term for utilization, these tax credits, totaling US $153 (US $159 - 2003), were provided for in a valuation allowance in the consolidated financial statements for December 31, 2004 and 2003. The accounting recognition of these credits is reviewed annually.

PEPSA also has tax credits amounting to US $551 as of December 31, 2004 (US $590 in 2003), which could be offset against future taxable income and, for which a valuation allowance is recognized in the consolidated financial statements for December 31, 2004 and 2003. These tax losses carryforward have been generated mainly due to operating losses occurred during the Argentinean crisis on 2001 and 2002 and the valuation allowance recognized is related to uncertainties regarding the recovery of the Argentinean economy and its impact on the financial instruments transacted by PEPSA. The recoverability of the above mentioned tax credits is assessed annually by PEPSA’s management in light of the business plan elaborated for the year.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

4.	Income taxes (Continued)

The major components of the deferred income tax accounts in the consolidated balance sheet are as follows:

	As of December 31,
	2004	2003
Current Assets
Inventories	8	13
Lease obligations	68	82
Provision for profit sharing	91	97
Property, plant and equipment	35	42
Derivatives	32	—
PETROS	40	17
Other temporary differences	59	5

	333	256

Current Liabilities
Other temporary differences	(8)	—

	(8)	—

Net current deferred tax assets	325	256

Non-current
Assets
Employees’ postretirement benefits, net of unrecognized pension obligation	1,079	764
Interest on shareholder’s equity	140	—
Deferred assets	113	130
Tax loss carryforwards	713	764
Investments	31	65
Lease obligations	217	330
Inventory revaluation	42	39
Derivatives	39	3
Allowance for doubtful accounts	61	51
Provision for contingencies	52	41
Project financings	85	109
Provision for notification from INSS	14	47
Other temporary differences, not significant individually	200	155
Valuation allowance	(596)	(749)

	2,190	1,749

Liabilities
Capitalized exploration and development costs	2,217	1,635
Property, plant and equipment	958	1,131
Tax effect on unrealized loss on investments available-for-sale	224	70
Other temporary differences, not significant individually	349	35

	3,748	2,871

Net long-term deferred tax liabilities	(1,558)	(1,122)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

4.	Income taxes (Continued)

As of December 31, 2003, the “Tax loss carryforwards” amounted US $69, net of valuation allowance amounting US $695. As of December 31, 2004 the Company reclassified this amount and elected to present both the line item “Tax loss carryforwards” and the line item “Valuation Allowance” on a gross basis.

Although realization of net deferred tax assets is not assured, management believes that, except where a valuation allowance has been provided, such realization is more likely than not to occur. The amount of the deferred tax asset considered realizable could, however, be reduced if estimates of future taxable income are reduced. Tax loss carryforwards do not expire and are available for offset against future taxable income, limited to 30% of taxable income in any individual year for Brazilian companies. PEPSA tax loss carryforward principally expire in years beyond 2008, and may be offset against future taxable income without limitation. The following presents the changes in the valuation allowance for the years ended December 31, 2004, 2003 and 2002:

	Year ended December 31, -%
	2004	2003	2002
Balance at January 1,	(749)	(261)	(168)
Reductions (additions)	159	150	(182)
Acquisition of Perez Companc S.A. – PEPSA	—	(590)	—
Cumulative translation adjustments	(6)	(48)	89

Balance at December 31,	(596)	(749)	(261)

5.	Cash and cash equivalents

	As of December 31,
	2004	2003
Cash	605	765
Investments - Brazilian reais	3,242	3,392
Investments - U.S. dollars	3,009	4,187

	6,856	8,344

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

5.	Cash and cash equivalents (Continued)

Cash and cash equivalents include US $858 at December 31, 2004 (US $1,049 in 2003), as a result of incorporation of certain special purpose entities pursuant to the FIN 46 consolidation. See Note 15 relating to Project financings. See Note 6 respective to reclasses related to 2003 from cash equivalents to marketable securities.

6.	Marketable securities

	As of December 31,
	2004	2003
Marketable security classification:
Available for sale	318	681
Trading	332	581
Held-to-maturity	51	344

	701	1,606

Less: Current portion of marketable securities	(388)	(800)

Long-term portion of marketable securities	313	806

Marketable securities are comprised primarily of amounts the Company has invested in the exclusive fund, absent the Company’s own securities, which are considered repurchased. The exclusive fund is consolidated, and the equity and debt securities within the portfolio are classified as trading or available for sale under SFAS 115 based on management’s intent. Trading securities are principally Brazil bonds, which are bought and sold frequently with the objective of making margins on market price changes. Available for sale securities are principally, LCN (Credit Liquid Note) agreements and certain other bonds which the Company does not have current expectations to trade actively. The trading securities are presented as current assets, as they are expected to be used in the near term for cash funding requirements; available for sale securities are presented as other assets, as they are not expected to be sold or liquidated in the next twelve months. Amounts related to 2003, have been reclassified from cash and cash equivalents, as the exclusive funds are subject to consolidation per the requirements of FIN 46.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

7.	Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of December 31,
	2004	2003
Trade
Third parties	5,047	3,730
Related parties (Note 26)	553	483

	5,600	4,213
Less: Allowance for uncollectible accounts	(904)	(780)

	4,696	3,433
Less: Long-term accounts receivable, net	(411)	(528)

Current accounts receivable, net	4,285	2,905

	As of December 31,
	2004	2003	2002
Allowance for uncollectible accounts
Balance at January 1,	(780)	(701)	(708)
Additions	(190)	(79)	(56)
Write-offs	66	—	63

Balance at December 31	(904)	(780)	(701)

Allowance on short-term receivables	(150)	(106)	(77)

Allowance on long-term receivables	(754)	(674)	(624)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

7.	Accounts receivable, net (Continued)

At December 31, 2004 and 2003, long-term receivables include US $590 and US $581 respectively relating to payments made by the Company to suppliers and subcontractors on behalf of certain contractors. These contractors had been hired by the subsidiary BRASOIL for the construction/conversion of vessels into FPSO (“Floating Production, Storage and Offloading”) and FSO (“Floating, Storage and Offloading”) and failed to make the payments to their suppliers and subcontractors. The Company made the payments to avoid further delays in the construction/conversion of the vessels and consequent losses to BRASOIL.

Based on opinions from the legal advisers of BRASOIL, these payments can be reimbursed, since they represent a right of BRASOIL with respect to the contractors, for which reason judicial action was filed with international courts to seek financial reimbursement. However, as a result of the uncertainties with regards to the probability of receiving all the amounts disbursed, the Company recorded a provision for uncollectible accounts for all credits that are not backed by collateral. The balances of this provision amounted US $518 and US $509 as of December 31, 2004 and 2003, respectively.

8.	Inventories

	As of December 31,
	2004	2003
Products
Oil products	1,728	858
Fuel alcohol	72	67

	1,800	925

Raw materials, mainly crude oil	2,286	1,280
Materials and supplies	697	708
Others	121	34

	4,904	2,947

At December 31, 2004 and 2003, there were no inventories requiring an obsolescence provision.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

9.	Recoverable taxes

Recoverable taxes consisted of the following:

	As of December 31,
	2004	2003
Local:
Domestic value-added tax (ICMS)	1,272	944
Income tax and social contribution	325	155
PASEP/COFINS (1)	148	121
Foreign value-added tax (IVA)	126	94
Other recoverable taxes	140	70

	2,011	1,384

Less: Long-term recoverable taxes	(536)	(467)

Current recoverable taxes	1,475	917

(1)	PASEP and COFINS are social security contributions payable in respect of sales of products and services and financial revenues.

These contributions and the domestic value-added tax (ICMS) are not cumulative and amounts paid related to these taxes in the acquisition of products and/or services can be offset when these products and services are sold, which means a tax credit is generated when the purchase is made and such credit is then offset upon sale to final customer.

The income tax and social contribution recoverable will be offset against future taxable income.

PETROBRAS plans to fully recover these taxes, and as such, no allowance has been provided.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

10.	Property, plant and equipment, net

(a)	Composition of balance

Property, plant and equipment, at cost, are summarized as follows:

	As of December 31,
	2004			2003
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Buildings and improvements	1,258	(614)	644	587	(298)	289
Oil and gas assets	29,396	(13,102)	16,294	25,741	(12,305)	13,436
Equipment and other assets	12,286	(6,183)	6,103	11,597	(5,574)	6,023
Capital lease – platforms and vessels	2,605	(1,087)	1,518	2,743	(994)	1,749
Rights and concessions	1,033	(134)	899	531	(83)	448
Land	201	—	201	136	—	136
Materials	548	—	548	294	—	294
Expansion projects -
Construction and installations in progress:
Exploration and Production	6,136	—	6,136	4,817	—	4,817
Supply	3,107	—	3,107	2,442	—	2,442
Gas and Energy	1,407	—	1,407	1,020	—	1,020
Distribution	118	—	118	106	—	106
Corporate	—	—	—	31	—	31
Other	45	—	45	14	—	14

	58,140	(21,120)	37,020	50,059	(19,254)	30,805

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

10.	Property, plant and equipment, net (Continued)

(a)	Composition of balance (Continued)

During 2004, the Company capitalized US $267 of interest cost (2003 - US $184; 2002 - US $139). See Note 14.

The property, plant and equipment account at December 31, 2004 and 2003, respectively, includes US $347 and US $678 of assets under construction that are intended to be sold or transferred into structured financing deals. These assets include natural gas pipelines and other oil and gas projects at 2004 and 2003. Additionally, the property, plant and equipment account at December 31, 2004 and 2003, respectively, includes US $844 and US $978 of assets under agreements with investors.

(b)	Impairment

For the years ended December 31, 2004, 2003 and 2002, the Company recorded impairment charges of US $65, US $70 and US $75, respectively. During 2004, the impairment charge was related to producing properties in Brazil, principle amounts were related to the Company’s Cioba’s off-shore field (US $30). The impairment expenses recorded in 2004 were primarily due to capital expenditures made in 2004 to producing fields with only marginal reserves. During 2003, US $65 of the impairment charge was related to producing properties in Brazil, principle amounts were related to the Company’s Fazenda Belem on-shore field (US $15) in Rio Grande do Norte, and the Lamarão on-shore field (US $4) in Bahia. During 2002, US $75 of the impairment charge was related to producing properties in Brazil, primarily recorded in the Company’s Voador field (US $42) in the Campos basin, Caravelas field (US $15) in the Santos basin and Massape field (US $4) in the Reconcavo basin. These charges were recorded based upon the Company’s annual assessment of the fields using pricing and other assumptions consistent with those used in the Company’s overall strategic plan.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

10.	Property, plant and equipment, net (Continued)

(c)	Return of exploration areas to the ANP

During 2004, the Company returned to the National Petroleum Agency - ANP the rights associated with one exploratory concession – BM-ES-9 (fully returned) and 15 exploratory concessions referring to the completion of the first exploration phase (partially returned) as established in the agreements, all in connection with “BID 3”. Of the total sixteen concessions and exploratory areas, the Company had exclusive rights over 9 (nine) concessions, and the other 7 (seven) were operated in partnership with other companies.

The rights to POT-T-655 Block, referring to BT-POT-22 Exploratory Block, “BID 5”, in which the Company was the sole concession holder, were fully returned to ANP.

Three areas - BM-C-14/BM-S-14/BM-S-22 - explored by the Company in partnership with other companies, the concession of which was not operated by the Company, were partially returned to ANP.

The area relating to 1-RJS-144 well, originating in BC-200 block, maintained in connection with the assessment of the related discovery was returned. Considering that the Company was not interested in declaring its marketability, the area was fully returned.

Thus, total concessions returned are as follows:

•	113 (one hundred and thirteen) of the 115 (one hundred and fifteen) concessions granted to the Company on August 6, 1998.

•	2 (two) of the 5 (five) concessions acquired under the “BID 1” in June 1999, the contracts for which were signed on September 23, 1999.

•	partial return of 8 (eight) areas acquired under the “BID 2”, which formalizes the completion of the 1st Exploratory Period of the Exploration Phase, the contracts for which were signed on September 15, 2000.

•	partial return of 17 (seventeen) blocks, which formalizes the completion of the 1st Exploratory Period of the Exploration Phase, and full return of one block, all acquired under the “BID 3”.

•	full return of the area in one of the cells comprising BT-ES-22 Block, which is one of the seventeen areas acquired under the “BID 5”

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

10.	Property, plant and equipment, net (Continued)

(d)	Results of 6th bidding for exploratory blocks of ANP

In August 2004, PETROBRAS acquired 107 (one hundred and seven) new exploratory blocks out of the 154 (one hundred and fifty four) blocks included in the 6th bidding process conducted by the National Petroleum Agency - ANP. To date, the Agency offered a total of 913 blocks, of which 294 were onshore and 619 were offshore.

PETROBRAS acquired 55 blocks with exclusive rights and acquired another 52 blocks in consortium with other companies; PETROBRAS serves as operator of 32 of these blocks.

The total leasehold bonus expenditures made by PETROBRAS totaled US $165 (R $437 million). The concession agreements related to the 6th bidding round were signed on November 24, 2004.

11.	Investments in non-consolidated companies and other investments

PETROBRAS conducts portions of its business through investments in companies accounted for using the equity and cost methods. These non-consolidated companies are primarily engaged in the petrochemicals and products transportation businesses.

	Total ownership	Investments
		2004	2003
Equity method	20% -50%(1)	834	664

Investments available-for-sale	8% -17%	792	331
Investments at cost		236	178

Total		1,862	1,173

(1)	As described further in this Note, certain thermoelectrics with ownership of 10% to 50% are also accounted for as equity investments due to particularities of control.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

11.	Investments in non-consolidated companies and other investments (Continued)

At December 31, 2004 and 2003, the Company had investments in companies with publicly traded shares: BRASKEM S.A., Petroquímica União S.A. - PQU and Companhia Petroquímica do Sul S.A. - COPESUL. The Company’s investments in these companies with publicly traded shares amounts to less than 20% of the investee’s total voting shares, are classified as available for sale and have been recorded at market value. The Company has recorded unrealized gains (losses) for the difference between the fair value and the cost of the investment on these investments of US $657 and US $207 as of December 31, 2004 and 2003, respectively. These holding (losses) gains are reflected as a component of shareholder’s equity, net of tax, with changes in the unrealized balance recorded as a component of comprehensive income.

The Company also has investments in companies for the purpose of developing, constructing, operating, maintaining and exploring thermoelectric plants included in the federal government’s Priority Thermoelectric Energy Program, with equity interests of between 10% and 50%. The balance of these investments as of December 31, 2004 and 2003 includes US $119 and US $72 respectively, and are included as equity method investments due to the Company’s ability to exercise significant influence over such operations.

The Company’s investments in equity of non-consolidated companies generated equity earnings (losses) in results of non-consolidated companies of US $172 for the year ended December 31, 2004 (2003 - US $141; 2002 - US $(178)).

(a)	Acquisition of interest of GASMIG

On August 25, 2004, PETROBRAS, through its subsidiary PETROBRAS GÁS S.A. – GASPETRO, agreed to the acquisition of 40% interest of the capital of Companhia de Gás de Minas Gerais – GASMIG, according to the Association Agreement with Companhia Energética de Minas Gerais – CEMIG, dated August 11, 2004, in order to promote natural gas consumption in the Minas Gerais State. The acquisition was approved by the Minas Gerais State Legislature through Law No. 15.404/2004, dated December 3, 2004. The operation was concluded on December 15, 2004 by GASPETRO and its subsidiary TSS Participações S.A., for US $58.

The acquisition of GASMIG was recorded using the equity method of accounting.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

11.	Investments in non-consolidated companies and other investments (Continued)

(b)	Acquisition of interest of CEG RIO

On October 4, 2004, through its subsidiary PETROBRAS GÁS S.A. – GASPETRO, PETROBRAS exercised the option of purchasing shares of CEG-RIO, agreed with the company GÁS NATURAL SGD, comprising 65,580 thousand common shares (9.86% of total common shares) and 181,920 thousand preferred shares (13.68% of total preferred shares), in the total amount of approximately US $16.5.

As a result of this operation, GASPETRO has increased its interest in CEG-RIO, and now holds 26.19% of its total common shares and 43.01% of its total preferred shares.

The acquisition of CEG RIO was recorded using the equity method of accounting.

12.	Petroleum and Alcohol account - Receivable from Federal Government

(a)	Deregulation of the Brazilian fuel market

In accordance with the Petroleum Law and subsequent legislation, the fuel market in Brazil was deregulated in its entirety as of January 1, 2002. Therefore, as of that date, the Petroleum and Alcohol account would no longer be used to reimburse expenses in connection with the Federal Government’s regulation of the prices of oil products and fuel alcohol. Accordingly, the Petroleum and Alcohol account will only include changes in amounts with triggering events having occurred before December 31, 2001, in accordance with Law No. 10,453, of May 13, 2002, and ANP regulations. See additional discussion at Note 2(n) respective to market regulation in Brazil.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

12.	Petroleum and Alcohol account - Receivable from Federal Government (Continued)

(b)	Changes in the Petroleum and Alcohol account

The following summarizes the changes in the Petroleum and Alcohol account for the years ended December 31, 2004 and 2003:

	Year ended December 31,
	2004	2003
Opening balance	239	182
Reimbursements to PETROBRAS	1	—
Reimbursements to third parties: principally subsidies paid to fuel alcohol producers	—	5
Financial income (Note 26)	4	10
Result of audit conducted by the Federal Government	16	—
Partial settlement	(3)	—
Translation gain	25	42

Ending balance	282	239

(c)	Certification by the Federal Government

The Federal Government certified the balance of the Petroleum and Alcohol account as of June 30, 1998.

The ANP/STN Integrated Audit Committee submitted, on June 23, 2004, its final report certifying and approving the balance of the Petroleum and Alcohol accounts for the period from July 1, 1998 to December 31, 2001, together with monetary restatement through that date. The conclusion of this audit process for the Petroleum and Alcohol account and the parties concurrence as to final amount establishes the basis for concluding the settlement process between the Federal Government and PETROBRAS.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

12.	Petroleum and Alcohol account - Receivable from Federal Government (Continued)

(d)	National Treasury Bonds Series H (NTN-H)

The Company and the Federal Government reached an agreement whereby the Federal Government issued National Treasury Bonds - H (NTN-H) into a federal depositary on behalf of the Company to support the balance of the Petroleum and Alcohol account.

As of June 30, 2004, there were 138,791 National Treasury Notes – series H (NTN-H), in the amount of US $56, at which time the balance of the Petroleum and Alcohol account was US $241. On July 2, 2004, the Federal Government deposited US $56 in favor of the NTNs-H which expired on June 30, 2004, as a partial guarantee to the balance of the Petroleum and Alcohol account. Of the total amount, US $3 was made available to PETROBRAS and the remaining US $53 was deposited in an account in the Company’s name, however, such amount is restricted from use by order of STN. The legal, valid, and binding nature of the account is not affected by any difference between the balance of the account and the value of the outstanding bonds.

(e)	Settlement of the Petroleum and Alcohol accounts with the Federal Government

As defined by Provisional Measure No. 123 dated June 26, 2003, made into Law No. 10,742 dated October 6, 2003, the settlement of accounts should have been completed by June 30, 2004. After having provided all information required by the National Treasury Secretariat (STN), PETROBRAS has been in contact with the Ministry of Energy and Mines (MME), in order to resolve remaining issues between the parties necessary to conclude the settlement process as established by Provisional Measure No. 2,181-45, of August 24, 2001.

The remaining balance of the Petroleum and Alcohol account may be paid as follows:

•	National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account as determined by the Audit;

•	Offset of the balance of the Petroleum and Alcohol account, with any other amount owed by PETROBRAS to the Federal Government, including taxes; or

•	by a combination of the above options.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

13.	Financings

(a)	Short-term debt

The Company’s short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	As of December 31,
	2004	2003
Import - oil and equipment	456	872
Working capital	91	447
Others	—	10

	547	1,329

The weighted average annual interest rates on outstanding short-term borrowings were 4.43% and 3.79% at December 31, 2004 and 2003, respectively.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

13.	Financings (Continued)

(b)	Long-term debt

•	Composition

	As of December 31,
	2004	2003
Foreign currency
Notes	6,440	5,462
Financial institutions	3,217	3,591
Suppliers’ credits	726	728
Senior exchangeable notes	330	338
Sale of future receivables	1,707	1,767
Assets related to export program to be offset against sales of future receivables (1)	(300)	—
Repurchased securities (2)	(291)	(207)

	11,829	11,679

Local currency
Debentures	814	666
National Economic and Social Development Bank - BNDES (state-owned company, see Note 26)	343	358
Debentures (state-owned company, see Note 26)	274	262
Others	84	68

	1,515	1,354

Total	13,344	13,033
Current portion of long-term debt	(1,199)	(1,145)

	12,145	11,888

(1)	In May 2004, PFL and the PF Export Trust executed an amendment to the Trust Agreement allowing the Junior Trust Certificates that amounted to US $300 as of December 31, 2004, to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are now presented net, rather than gross, in these financial statements.

(2)	At December 31, 2004 and 2003, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the PETROBRAS group companies and some of the SPEs that the Company consolidates according to FIN 46, in the total amount of US $2,013 (US $920 in 2003). These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and long-term debt, of US $291 (US $207 in 2003), and project financings, of US $1,722 (US $713 in 2003), respectively. See also Note 15. Gains and losses on extinguishment are recognized as incurred. Subsequent reissueances of notes at amounts greater or lower than par are recorded as premium or discounts and are amortized over the life of the notes. During 2004 PETROBRAS recognized net losses on extinguishment of debt of US $137 and reinsurance premium of US $78.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

13.	Financings (Continued)

(b)	Long-term debt (Continued)

•	Composition of foreign currency denominated debt by currency

	As of December 31,
	2004	2003
Currencies
United States dollars	10,949	10,621
Japanese Yen	553	628
Euro	326	429
Others	1	1

	11,829	11,679

•	Maturities of the principal of long-term debt

The long-term portion at December 31, 2004 becomes due in the following years:

2006	1,380
2007	2,243
2008	1,422
2009	1,025
2010	1,510
2011 and thereafter	4,565

12,145

As of December 31, 2004, US $1,904 was related to PEPSA’s debt (US $368 – recorded as current portion of long term debt and US $1,536 – as long term debt).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

13.	Financings (Continued)

(b)	Long-term debt (Continued)

•	Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	As of December 31,
	2004	2003
Foreign currency
6% or less	4,769	4,365
Over 6% to 8%	2,178	2,154
Over 8% to 10%	4,552	4,990
Over 10% to 15%	330	170

	11,829	11,679

Local currency
6% or less	393	668
Over 8% to 10%	248	—
Over 10% to 15%	874	686

	1,515	1,354

	13,344	13,033

On September 15, 2004, the subsidiary PETROBRAS INTERNATIONAL FINANCE COMPANY (“PIFCo”) concluded placement in the international capital market of “Global Notes” amounting to US $600 for 98.638% of their face value, with coupon of 7.75% per year, and maturity in 2014. The Company used the proceeds from this issuance principally to repay trade-related debt.

On December 10, 2003, the Company issued Global Notes in an aggregate principal amount of US $750 due December of 2018. The notes will bear interest at the rate of 8.375% per annum, payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt.

On October 24, 2003, Petrobras Energía S.A. issued US $100 notes - Series R, with a 9.375% annual coupon payable semiannually, and a 9.5% annual yield to maturity, and due date of 2013.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

13.	Financings (Continued)

(b)	Long-term debt (Continued)

•	Composition of long-term debt by annual interest rate (Continued)

On July 2, 2003, the Company issued Global Notes in an aggregate principal amount of US $500 due July of 2013. The notes will bear interest at the rate of 9.125% per annum, payable semiannually. On September 18, 2003, the Company issued an additional US $250 in Global Notes, which form a single fungible series with the Company’s US $500 Global Notes due July of 2013. The Company used the proceeds from these issuances principally to repay trade-related debt.

On March 31, 2003, the Company issued Global Step-up Notes in an aggregate principal amount of US $400 due April of 2008. The notes will bear interest from March 31, 2003 at a rate of 9.00% per annum until April 1, 2006 and at a rate of 12.375% per annum thereafter, with interest payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt.

•	Structured finance of exports

Respective to the Senior and Junior Notes issued pursuant to the structured finance program, PETROBRAS and Petrobras Finance Ltd. - PFL have certain contracts (Master Export Contract and Prepayment Agreement) between themselves and special purpose entity not related to PETROBRAS, PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by PFL by means of sales on the international market of fuel oil and other products acquired from PETROBRAS.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

13.	Financings (Continued)

(b)	Long-term debt (Continued)

•	Structured finance of exports (Continued)

As stipulated in the contracts, PFL assigned the rights to future receivables in the amount of US $1,800 (1st and 2nd tranches) to PF Export, which, in turn, issued and delivered to PFL the following securities, also in the amount of US $1,800:

•	US $1,500 in Senior Trust Certificates, which were negotiated by PFL on the international market at face value. The amount was transferred to PETROBRAS as prepayment for exports to be made to PFL, according to the prepayment agreement.

•	US $300 in Junior Trust Certificates, which are held in the portfolio of PFL. If PF Export incurs any losses on the receipt of the value of the exports transferred by PFL, these losses will be compensated by the Junior Trust Certificates.

The assignment of rights to future export receivables represents a liability of PFL, which will be settled by the transfer of the receivables to PF Export as and when they are generated. This liability will bear interest on the same basis as the Senior and Junior Trust Certificates, as described above.

In May of 2003, the PF Export Trust issued to the Company additional US $750 in Senior Trust Certificates and US $150 in Junior Trust Certificates. The Senior Trust Certificates consist of Series 2003-A of US $550 bearing annual interest of 6.436% and due in June of 2015 and Series 2003-B of US $200 bearing annual interest due of 5.548% due in June of 2013. The Junior Trust Certificates were issued with complementary terms as the new Senior Trust Certificates as they form a 20% guarantee to the senior trust certificates and expire ratably. These two new issuances complement the initial structured finance export prepayment program commenced in December of 2001.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

13.	Financings (Continued)

(c)	Guarantees and covenants

Financial institutions abroad do not require guarantees from the Company. The financing granted by BNDES - National Bank for Social and Economic Development is guaranteed by a lien on the assets being financed (vessels).

At December 31, 2004 and 2003, GASPETRO had secured certain debentures issued to finance the purchase of the transportation rights in the Bolivia/Brazil pipeline with 3,000 shares of its interest in TBG, a subsidiary of GASPETRO responsible for the operation of the pipeline.

The Company’s debt agreements contain affirmative covenants regarding, among other things, provision of information; financial reporting; conduct of business; maintenance of corporate existence; maintenance of government approvals; compliance with applicable laws; maintenance of books and records; maintenance of insurance; payment of taxes and claims; and notice of certain events. The Company’s debt agreements also contain negative covenants, including, without limitation, limitations on the incurrence of indebtedness; limitations on the incurrence of liens; limitations on transactions with affiliates; limitations on the disposition of assets; limitation on consolidations, mergers, sales and/or conveyances; negative pledge restrictions; change in ownership limitations; ranking; use of proceeds limitations; and required receivables coverages.

The Federal Government guarantees TBG’s Multilateral Credit Agency debt, which had an outstanding balance of US $437 and US $463 at December 31, 2004 and 2003, respectively. During 2000, the Federal Government, the Company, TBG, PETROQUISA and Banco do Brasil S.A. entered into an agreement whereby the revenues of TBG will serve as a counter-guarantee to this debt until the debt has been extinguished.

PETROBRAS entered into standby purchase agreements in support of the obligations of its wholly-owned subsidiary under the note issuances in 2001, 2002 and 2003 and their respective indentures. PETROBRAS has the obligation to purchase from the noteholders any unpaid amounts of principal, interest or other amounts due under the notes and the indenture applies, subject to certain limitations, irrespective of whether any such amounts are due at maturity of the notes or otherwise.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

13.	Financings (Continued)

(d)	Lines of credit

At December 31, 2004 and 2003, the Company had fully utilized all available lines of credit for the purchase of imports. Outstanding lines of credit at December 31, 2004 and 2003 were US $1,167 and US $1,689, respectively. Lines of credit are included in short-term debt and long-term debt.

14.	Financial income (expenses)

Financial expenses, financial income and monetary and exchange variation on monetary assets and liabilities, net, allocated to income for the years ended at December 31, 2004, 2003 and 2002 are shown as follows:

	Year ended December 31,
	2004	2003	2002
Financial expenses
Loans and financings	(1,055)	(808)	(527)
Capitalized interest	267	184	139
Leasing	(94)	(117)	(51)
Project financings	(316)	(291)	(226)
Losses on Derivative instruments	(233)	(80)	—
Repurchased securities losses	(137)	—	—
Other	(165)	(135)	(109)

	(1,733)	(1,247)	(774)
Financial income
Investments	199	243	801
Advances to suppliers	32	36	35
Government Securities	42	24	70
Gain on fair value hedge	553	—	—
Other	85	299	236

	911	602	1,142
Monetary and exchange variation
Monetary and exchange variation on monetary assets	250	(269)	958
Monetary and exchange variation on monetary liabilities	200	778	(3,026)

	450	509	(2,068)

	(372)	(136)	(1,700)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

15.	Project financings

Since 1997, the Company has utilized project financings to provide capital for the continued development of the Company’s exploration and production and related projects.

Prior to December 31, 2003, the Company’s arrangements with respect to these projects were considered as capital leasing transactions for accounting purposes. Effective December 31, 2003, the Company adopted FIN 46 and the project financings special purpose entities were consolidated on a line by line basis. Thus, at December 31, 2004 and 2003, the project financings obligation represents the debt of the consolidated SPE with the third-party lender.

The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company.

The following summarizes the liabilities related to the projects that were in progress at December 31, 2004 and 2003:

	As of December 31,
	2004	2003
Barracuda/Caratinga	2,534	2,555
Cabiúnas	1,045	857
Espadarte/Voador/Marimbá (EVM)	516	826
Marlim	593	680
Nova Marlim	386	475
Albacora	81	126
Pargo, Carapeba, Garoupa and Cherne (PCGC)	67	76
Nova Transportadora do Sudeste	260	172
Nova Transportadora do Nordeste	141	114
Companhia Locadora de Equipamentos Petrolíferos – CLEP(1)	1,700	700
PDET S.A.	111	40
Repurchased securities (2)	(1,722)	(713)

	5,712	5,908
Current portion of project financings	(1,313)	(842)

	4,399	5,066

(1)	Former Langstrand Holdings S.A.

(2)	At December 31, 2004 and 2003, the Company had amounts invested abroad in an exclusive investment fund. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and project financings. See also Note 6.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

15.	Project financings (Continued)

PETROBRAS has received certain advances in the amount of US $587 which are recorded as project financings obligations and are related to assets under agreements with investors, which are included to the property, plant and equipment balance; see Note 10. Such asset and obligation amounts are presented gross as the obligation can only be settled through delivery of the fully constructed asset.

At December 31, 2004, the long-term portion of project financings becomes due in the following years:

2006	1,168
2007	947
2008	1,074
2009	598
2010	396
2011 and thereafter	216

4,399

As of December 31, 2004, the amounts of cash outlay commitments assumed related to consolidated structured project financings are presented as follows:

Cabiúnas	27
Nova Transportadora do Sudeste - NTS	292
Nova Transportadora do Nordeste - NTN	371

690

Barracuda/Caratinga

On June 23, 2000 the Company completed its project financings negotiations with the Barracuda Caratinga Leasing Company B. V. (BCLC), a special purpose entity formed by a group of international financial institutions for the sole purpose of raising US $2,500 for the development of the Barracuda and Caratinga oil and gas fields located in the Campos basin. Permanent funding for this project has been raised from two governmental institutions (Japan’s Bank of International Cooperation - JBIC and the BNDES) and from a syndicate of commercial banks. In conjunction with this project, the Company will contribute US $1,035 of drilling services through a drilling services contract signed with the Halliburton Company.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

15.	Project financings (Continued)

Barracuda/Caratinga (Continued)

Under an EPC turnkey contract, BCLC retained Kellog Brown & Root (KBR), a Halliburton Group company, as the prime contractor with singular responsibility for all work necessary to construct the Barracuda/Caratinga Project assets, including drilling activities, for which PETROBRAS has been subcontracted.

From early 2003, KBR has been announcing to the market its intention to file a Chapter 11 case with the U.S. courts, specifically limited to its asbestos business; such filing was completed in the second half of December 2003. As informed by KBR in its official announcements to the market, the bankruptcy protection proceedings would not directly impact the remaining businesses, including its obligations under the Barracuda/Caratinga Project EPC contract. On January 3, 2005, KBR announced the end of its Chapter 11 proceedings and exited from bankruptcy.

In the capacity as “Owner’s Representative” under the project, at June 17, 2003, PETROBRAS, on behalf of BCLC, finalized negotiations with KBR involving claims made by KBR for time extensions and project cost increases. After formal approval from the project sponsors, as contractually defined, such negotiations resulted in an amendment to the original agreement, as approved on November 7, 2003. The objectives of such amendment are to mitigate the risks involved, especially the risk related to the bankruptcy protection filed by KBR, and ensures asset construction completion in the shortest period. The original package of guarantees has been maintained and new guarantees are expected to be provided by KBR.

Pursuant to the first round of negotiations, as previously described, after the required approval was obtained from the project’s sponsors, a Term Sheet was generated which detailed various contractual amendments, which were signed by all parties on December 6, 2004. Thus, upon execution of this new amendment, the parties consider all outstanding items and disputes in connection with any and all claims to be resolved, as well as other issues relating to delays in construction work, fines, liquidated damages, responsibilities for pending services and other outstanding issues relating to the project. Execution of the amendments to the contract did not generate any financial impact.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

15.	Project financings (Continued)

Barracuda/Caratinga (Continued)

Respective to physical project works status, one FPSO, the P-43 was, installed in the Barracuda field, with testing operations and first volumes on December 21, 2004. The other FPSO, P-48, installed in the Caratinga field, was shipped from the Brasfels shipyard in Angra dos Reis on December 13, 2004 to its final location in Campos basin, and started production on February 28, 2005.

Cabiúnas

On March 1, 2000, the Company completed a project financing with the Cayman Cabiúnas Investment Co. Ltd. (CCIC), a special purpose company established by the Mitsui and Sumitomo trading companies for the sole purpose of raising US $850 for the expansion of the Cabiúnas Complex located in Macaé, in the state of Rio de Janeiro. Permanent financings were provided by JBIC, a syndicate of commercial banks led by the Bank of Tokyo-Mitsubishi and the special purpose company’s equity investors. Currently the works are being concluded. Lease payments from the Company to the CCIC commenced in March of 2003 and will continue through September of 2009.

Espadarte/Voador/Marimbá (EVM)

On June 23, 2000, the Company closed a project financings arrangement with the EVM Leasing Corporation (EVMLC), a special purpose company established by a group of international financial institutions that raised funds by way of shareholders capital and debt for the sole purpose of raising US $1,600 for the development of the Espadarte, Voador and Marimbá oil and gas fields located in the Campos basin. The funding for the EVM project was provided by a syndicate of international financial institutions, Japanese trading companies, JBIC and BNDES. On the closing of the agreement, the Company sold previously identified oil and gas assets to EVM, who leased them back to the Company.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

15.	Project financings (Continued)

Marlim

On December 14, 1998, the Company entered into a consortium agreement with Companhia Petrolífera Marlim (CPM), a single purpose entity formed in November of 1998 by a group of international financial institutions for the sole purpose of raising US $1,500 for the expansion and continued development of the Marlim oil field. With this funds that were raised through the issuance of debt in the international and domestic markets and shareholders capital, CPM acquired assets from the Company and leased them back to the Company through the consortium. The revenue from the Marlim oil field is shared between the CPM and the Company, with CPM being entitled to a share that varies from 2% to 30%. The shareholders of CPM and the Company have entered into a Stock Option Agreement and granting to the Company a call option on the assets at the end of the consortium agreement and granting to the shareholders of CPM a put option to be exercised on the Company in the case of default.

Nova Marlim

On December 6, 2001, the Company entered into a consortium agreement with Nova Marlim Petróleo S.A. (NovaMarlim), a special purpose entity established by a group of financial institutions for the sole purpose of raising US $933 for the complementary development and production optimization of the Marlim oil field. The shareholders of NovaMarlim and the Company have entered into a Stock Option Agreement granting to the Company a call option over the leased assets at the end of the consortium and to the shareholders of NovaMarlim a put option to be exercised on the Company in the case of default.

Albacora

During 2000, the Company structured two separate project financings for the development of the Albacora oil field located in the Campos basin. On November 28, 2000, the Company completed the financial arrangement with the Albacora Japan Petroleum Limited Company (AJPL), a special purpose company established for the sole purpose of providing financing for the continued development of the Albacora oil field. AJPL’s operations started in December of 2000 with the purchase of certain oil and gas assets from the Company. AJPL makes these assets available exclusively to the Company in return for AJPL’s share in the revenue generated from the field’s production.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

15.	Project financings (Continued)

Albacora (Continued)

Funds in the amount of US $170 were raised by AJPL by way of shareholder capital from Sojitz (former Nissho Iwai Corp.) and Indonesia Petroleum Corporation (INPEX) and permanent financing by JBIC and commercial banks.

In December of 2000, the Company closed the second project financing with PETROS, the Company’s pension fund, and the deal provided additional US $240 for the continued development of the Albacora oil field.

Pargo, Carapeba, Garoupa, Cherne and Congro (PCGC)

The Companhia de Recuperação Secundária (CRSec) PCGC is a special purpose company established with the purpose of developing the Pargo, Carapeba, Garoupa, Cherne and Congro (PCGC) offshore fields project. The project is a secondary extraction project using water-injection technology to reestablish the appropriate level of pressure in the reservoirs to maximize the recovery of oil and gas in these fields. In addition, the PCGC project includes equipment for new oil reserves in the Congro field. To develop the PCGC project Management estimates total costs of the PCGC project to be US $134.

Malhas Project

In order to implement a pipeline network for the transportation of gas in the Southeast and Northeast regions (MALHAS Project), the Company, through its subsidiaries GASPETRO and TRANSPETRO, entered into a consortium with the special purpose companies Nova Transportadora do Sudeste (NTS) and Nova Transportadora do Nordeste (NTN). NTS and NTN will participate in the consortium by the construction and acquisition of assets related to the transportation of natural gas (gas pipelines, citygates and accessories), in the amount of up to US $1,000 to be integrated in the existing gas pipelines network of PETROBRAS. Funds allocated to the project by NTS and NTN will be derived from shareholders capital (10%) and from financing operations obtained from Japan Bank of International Cooperation and from a group of commercial banks led by Bank of Tokyo-Mitsubishi, and also financing from BNDES.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

15.	Project financings (Continued)

Malhas Project (Continued)

In addition to NTS and NTN, the MALHAS consortium also includes the wholly-owned subsidiary of the Company, Transportadora Nordeste Sudeste (TNS), to whom the existing gas transportation assets belong, and by TRANSPETRO, which is responsible for the activities involved in the operation and maintenance of the consortium assets. Upon commencement of operations, the consortium will transport the natural gas and the Company will pay the consortium a fee for the services provided. Revenues arising from this project will be shared among the consortium members in accordance with pre-defined contractual terms, and NTS and NTN will receive funds in an amount necessary to fulfill their financial obligations. The Company is committed to making prepayments for transportation capacity to cover any cash shortfalls of the consortium, so that it may transfer to NTS and NTN the funds necessary for the fulfillment of their financial obligations under the agreement. The MALHAS consortium was not operational as of December 31, 2004 and, accordingly, the Company did not make any payments for gas transportation services.

CLEP Project (former Langstrand Project)

Through a financing structure that involves the SPC Companhia Locadora de Equipamentos Petrolíferos – CLEP, former Langstrand Holdings S.A., the Company will sell to this company assets related to the production of oil, located in the Campos basin, and subsequently will lease such assets back through a leasing agreement. The funds necessary for CLEP to acquire the assets from PETROBRAS has been provided by shareholders’ capital and from debt raised in the international financial markets through the issuance of Medium Term Notes backed by CLEP receivables (lease payments to be made by PETROBRAS). As of December 31, 2004, CLEP had obtained financings in the amount of US $1,700.

CLEP revenues will arise solely from the semi-annual lease payments to be made by PETROBRAS for the use of the assets. PETROBRAS also ensures the payment of additional lease payments in the event that CLEP revenues are not sufficient to cover its financial obligations related to the project. In an event of default, PETROBRAS is committed to acquire the SPC for the remaining balance of its obligations.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

15.	Project financings (Continued)

PDET Offshore

The main objective of PDET Project is to enhance the oil transportation facilities of Campos Basin to the Brazilian refineries and for exportation. The Project consists of a fixed central platform (PRA-1), 2 monobuyos interconnected to it by subsea lines and other auxiliary equipments. The oil will flow through these equipments and will fill tankers that will take petroleum produced from platforms P-51, P-52, P-53, P-55 e RO-4 to Petrobras` coastal terminals that are connected to the onshore pipelines.

Bridge financing was provided for the Project on November 2004 by Mitsubishi Corporation and Mizuho Corporate Bank. On March 30, 2005, PDET Offshore S.A. received the first disbursement, in the total amount of US $183.

PDET Onshore

PDET ONSHORE S/A is a special purpose company that was established in November 2002 to be part of the onshore portion of the PDET Project. The main objective of the onshore portion was to construct and own an approximately 375- mile (603 kilometers) onshore pipeline and related assets from Barra do Furado in the state of Rio de Janeiro to Guararema Terminal in the state of São Paulo. The onshore portion of the PDET Project was cancelled in the first quarter of 2004 and the scope of the PDET Project has been revised.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

16.	Capital lease obligations

The Company leased certain offshore platforms and vessels, which are accounted for as capital leases. At December 31, 2004, assets under capital leases had a net book value of US $1,518 (US $1,749 at December 31, 2003).

The following is a schedule by year of the future minimum lease payments at December 31, 2004:

2005	333
2006	291
2007	272
2008	240
2009	217
2010	171
2011 and thereafter	213

Estimated future lease payments	1,737

Less amount representing interest at 6.2% to 12.0% annual	(381)
Less amount representing executory costs	(21)

Present value of minimum lease payments	1,335
Less current portion of capital lease obligations	(266)

Long-term portion of capital lease obligations	1,069

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

17.	Thermoelectric plant obligations

As a result of adoption of FIN 46 at December 31, 2003, the Company consolidates six thermoelectric plants. Previously, three of these thermoelectric plants were accounted for as capital leases, and therefore, their consolidation did not have a material impact on the Company’s financial condition. For the other three thermoelectric plants, the Company was deemed the primary beneficiary because of contractual obligations concerning third-party interests, with amounts equal to the contingent payments required under the contracts recognized to the extent the related payments are deemed probable and can be estimated in accordance with the provisions of SFAS 5.

At December 31, 2003 as a result of adoption of FIN 46, the Company has consolidated the thermoelectric plants and recognized a corresponding liability. Thus, it is no longer necessary to recognize any additional liability for future payments expected to be made under the agreements with the sponsors of the thermoelectric plants. The Company will recognize any losses from operations of the plants if and when incurred.

On August 13, 2004, the Board of Directors of PETROBRAS approved the initial financial terms for the acquisition of a 100% interest in the Eletrobolt Thermoelectric plant. This plant is one of the three plants discussed above that the Company was deemed to be the primary beneficiary of because of contractual obligations concerning third-party interests, and thus has been consolidated from December 31, 2003. On December 17, 2004, the Board of Directors of PETROBRAS approved the final terms and conditions for the completion of the acquisition of Sociedade Fluminense de Energia – SFE, owner of Termoelétrica Eletrobolt’s assets, for US $164 to be paid in one lump sum. The transaction is pending due diligence to finalize any purchase price adjustments and the related documentation is expected to be signed in early 2005, at which time SFE’s quotas will be transferred to PETROBRAS and the related payment will be made. The purchase of Electrobolt will be accounted for as a purchase business combination under the accounting rules of FAS 141, once the transaction is finalized and ownership has transferred and the purchase price will be allocated based on the fair value of assets acquired and liabilities assumed at the acquisition date. As the ultimate purchase price inclusive of adjustment is expected to closely approximate the book value of assets recorded in Electrobolt and presently consolidated under FIN 46, this transaction is expected to have an immaterial impact to the financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

18.	Employees’ postretirement benefits and other benefits

(a)	Employees’ postretirement benefits balances

The balances related to Employees’ Postretirement Benefits are represented as follows:

	As of December 31,
	2004		2003
	Pension Benefits	Health care benefits	Pension benefits	Health care benefits
Current liabilities	166	—	160	—
Long-term liabilities	2,915	2,137	1,895	1,580

Employees’ postretirement benefits obligations	3,081	2,137	2,055	1,580

Accumulated other comprehensive income	2,993	—	2,407	—
Tax effect	(1,018)	—	(819)	—

Net balance recorded in shareholders’ equity	1,975	—	1,588	—

(b)	Pension plan - Fundação Petrobras de Seguridade Social - PETROS

The Fundação Petrobras de Seguridade Social (PETROS) and the current benefits plan (the PETROS Plan)

The Fundação Petrobras de Seguridade Social (PETROS) was established by PETROBRAS as a private, legally separate nonprofit pension entity with administrative and financial autonomy. As such, PETROS has the following principle objectives:

(i)	institute, manage and execute benefit plans for the companies or entities with which it has signed agreements;

(ii)	provide administration and execution services for benefit plans focused on post-retirement payments; and

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

18.	Employees’ postretirement benefits and other benefits (Continued)

(b)	Pension plan - Fundação Petrobras de Seguridade Social – PETROS (Continued)

The Fundação Petrobras de Seguridade Social (PETROS) and the current benefits plan (the PETROS Plan) (Continued)

(iii)	promote the well-being of its members, especially with respect to post-retirement payments.

The PETROS plan is a contributory defined-benefit pension plan introduced by PETROBRAS in July of 1970, to supplement the social security pension benefits of employees of PETROBRAS and its Brazilian subsidiaries and affiliated companies. In order to fund its objectives, PETROS receives monthly contributions from the sponsoring companies of the PETROS Plan amounting to 12.93% of the salaries of participants in the plan. Additionally PETROS is funded by income resulting from the investment of these contributions. The Company’s funding policy is to contribute to the plan annually the amount determined by actuarial calculations. In the calendar 2004 year, contributions paid totaled US $435 (US $402 in 2003), and was deducted from the balance of the provision for benefit obligation established at December 31, 2004. In the 2004 and 2003 financial years, these contributions were included in the cost of operations.

The Company’s liability related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The assets that guarantee the pension plan are presented as a reduction to the net actuarial liabilities.

The accumulated benefit obligation less the fair value of plan assets is recognized as an increase or decrease in the additional minimum liability and respectively recorded to “amounts not recognized as net periodic pension cost”, in shareholders’ equity. Actuarial gains and losses are amortized during the average remaining service period of the active employees of approximately 10 years at December 31, 2004, in accordance with the procedure established by SFAS 87.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

18.	Employees’ postretirement benefits and other benefits (Continued)

(b)	Pension plan - Fundação Petrobras de Seguridade Social – PETROS (Continued)

The Fundação Petrobras de Seguridade Social (PETROS) and the current benefits plan (the PETROS Plan) (Continued)

The relation between contributions by the sponsors and participants of the PETROS Plan, considering only those attributable to the Company and subsidiaries in the 2004 financial year, was 1.00 (1.01 in 2003). The Company’s best estimate of contributions expected to be paid in 2005 respective to the pension plan approximates US $135, with total pension benefit payments in 2005 expected to be US $587.

According to Constitutional Amendment No. 20, the computation of any deficit in the defined-benefit plan in accordance with the actuarial method of the current plan (which differs from the method defined in SFAS 87), must be equally shared between the sponsor and the participants.

Therefore, in the event that the deficit computed for December 31, 2004 in accordance with the projected credit unit method (SFAS 87), is reflected as a technical deficit in the funding methods adopted by the PETROS Plan, and results in additional financial contributions, these additional required contributions shall be divided equally between the Company and the participants.

Plan assets

Plan assets are invested primarily in government securities, investment funds, equity instruments and properties.

The table below describes the types of plan assets:

	As of December 31,
	2004	2003

Government securities	49%	50%

Investments funds	22%	23%

Equity instruments	17%	13%

Other	12%	14%

	100%	100%

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

18.	Employees’ postretirement benefits and other benefits (Continued)

(b)	Pension plan - Fundação Petrobras de Seguridade Social – PETROS (Continued)

Plan assets (Continued)

Plan assets include the following securities of related parties:

	As of December 31,
	2004	2003
PETROBRAS common shares	85	30
PETROBRAS preferred shares	144	75
Government controlled companies	28	43
Government securities	3,270	2,662
Securities of other related parties	197	184

	3,724	2,994

PETROS provided certain financing for the continued development of the Albacora oil and gas field located in the Campos basin, that is classified as securities of other related parties. (See Note 15).

The Company uses 6% as the expected long-term rate of return over inflation on PETROS’ assets. The PETROS’ portfolio of investments as of December 31, 2004 was comprised of 71% securities, 49% of which were held-to-maturity government securities that earn interest at 6% annually plus the IPCA (Consumer Price Index) variation and 22% of which were Investments Funds that earn interest approximate to the CDI (Certificado de Depósito Interbancário, or Interbank Deposit Certificate), which has been yielding more than 6% annually. Thus, the Company considers a 6% long term interest rate appropriate to calculate the expected return on assets, as such aligns with the composition of the PETROS’ asset portfolio.

PETROS intends to change its investment strategy for the 2005-2008 years to reflect the evolution of and opportunities expected in the Brazilian economy for 2005 and beyond. PETROS will continue to maintain plan assets in various sectors, but percentages by asset type are expected to differ depending on yield’s achievable in the market while minimizing risk exposure.

PETROS has a significant volume of investments in government securities, mainly NTN-B bonds, which by an agreement with the Supplementary Social Security Department will be held-to-maturity. Thus, the percentage of assets allocated in this investment will remain the same over the short term.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

18.	Employees’ postretirement benefits and other benefits (Continued)

(b)	Pension plan - Fundação Petrobras de Seguridade Social – PETROS (Continued)

New benefits plan

In May of 2001, the Board of Directors of PETROBRAS approved the creation of a mixed social security plan, for current and new employees, based on defined contribution formula for programmable benefits and a defined benefit formula for risk benefits. However, the migration of participants and beneficiaries of the previous plan (PETROS) to the new plan was suspended, pursuant to a Federal Judicial ruling arising from an injunction filed by the employee union. A court order in 2004 granted the injunction ruling against the new plan and invalidating any changes to the PETROS plan premised upon intended migration to a new plan. This court decision is under appeal.

The impact of joining the new plan and the cost of the benefits stipulated in the new plan will be valued according to the standards established in SFAS 87 and will only be computed and recognized in the accounts when the litigation has been resolved.

Pursuant to closure of the PETROS Plan, PETROBRAS contracted a group life insurance policy to cover employees commencing employment with the Company subsequent to closure of the PETROS plan; this policy will remain in effect until a new private pension plan is implemented.

In 2003 PETROBRAS formed a task force with representatives of the National Union of Oil Workers (FUP), unions and PETROS, among others, in order to evaluate alternatives to a new model for the Company’s supplementary pension plan, including analyses of negotiated arrangements for the settlement of actuarial deficits. There have been no formal decisions by the committee as of December 31, 2004.

TRANSPETRO

TRANSPETRO maintains a defined-contribution private pension scheme with PETROS called Plano TRANSPETRO, which receives monthly contributions equivalent to 5.32% of the payroll of the members and is equal to the contributions made by the participants.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

18.	Employees’ postretirement benefits and other benefits (Continued)

(b)	Pension plan - Fundação Petrobras de Seguridade Social – PETROS (Continued)

PETROBRAS ENERGIA – PEPSA

Defined contribution plan

Petrobras Energia sponsors a defined contribution plan applicable to all of its employees with salaries above a specified level. Through this plan, Petrobras Energia provides additional matching funds at amounts equivalent to contributions made by employees which are in excess of legally required amounts. These funds are recognized in accordance with the accrual method of accounting. Due to significant changes in the macroeconomic scenario in 2002 and the uncertainties with regard to the Argentine economic conditions, PEPSA has temporarily suspended this benefit as from January of 2002. This benefit will be reinstated when a provisional savings means considered adequate to this end is identified.

Defined benefit pension plan

All employees joining PEPSA prior to May 31, 1995 that have participated in the defined contribution plan without interruption and that have worked for a required number of years are entitled to be participants in the defined benefit pension plan. The benefit is based on the last salary amount paid to the employees that participate in the plan, considering years of service.

The defined benefit pension plan is of a supplemental nature, with the benefit received by the employee corresponding to an amount defined in conformity with the plan’s provisions, after deducting the benefits payable in accordance with the contribution plan and the government-sponsored pension system, such that the aggregate amount of benefits granted to each employee under the three plans is equivalent to that defined in the plan. As from retirement, the employees are entitled to a fixed monthly payment.

The plan requires contributions to a fund, payable exclusively by PEPSA and without any contribution by the employees, who must contribute to the social security system based on their total salary. The fund’s assets have been transferred to a trust and invested mainly in bonds, notes, mutual investment funds and fixed term deposits. The Bank of New York is the trustee and Watson Wyatt is the managing agent. PEPSA determines the liability relating to this plan using actuarial calculation methods.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

18.	Employees’ postretirement benefits and other benefits (Continued)

(c)	Health care benefits - “Assistência Multidisciplinar de Saúde” (AMS)

PETROBRAS and its Brazilian subsidiaries maintain a health care benefit plan (AMS), which offers defined benefits and covers all employees (active and inactive) together with their dependents. The plan is managed by the Company, with the employees contributing fixed amounts to cover principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters including salary levels.

The Company’s commitment related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The health care plan is not funded or otherwise collateralized by assets. Instead, the Company makes benefit payments based on annual costs incurred by plan participants.

The actuarial gains and losses arising from the differences between the actuarial assumptions and the costs effectively incurred are respectively included or excluded when defining the net actuarial liability. These gains and losses are amortized over the average remaining service period of the active employees.

For measurement purposes, a 10.5% annual rate of increase in the per capita cost of covered health care benefits was assumed upon adoption of SFAS 106. The annual rate was assumed to decrease to 7.5% after 4 years.

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One percentage point-increase	One percentage point-decrease
Effect on total of services and interest cost component	85	(66)
Effect on postretirement benefit obligation	735	(585)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

18.	Employees’ postretirement benefits and other benefits (Continued)

(c)	Health care benefits - “Assistência Multidisciplinar de Saúde” (AMS)

LIQUIGÁS DISTRIBUIDORA S.A. (former Sophia do Brasil S.A. and Agip do Brasil S.A.)

On August 9, 2004, the Company acquired Liquigás Distribuidora S.A. (see Note 20). Liquigás maintains a health care benefit plan, which offers defined benefits and covers LPG employees. At December 31, 2004, Liquigás recorded liabilities in connection with future post-retirement health care benefit costs, in the amount of US $12, directly charged to profit and loss accounts for the year. The liability related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method, according to SFAS 106 and SFAS 132 – Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106 (“SFAS 132”).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

18.	Employees’ postretirement benefits and other benefits (Continued)

(d)	Funded status of the plans

The funded status of the plans at December 31, 2004 and 2003, based on the report of the independent actuary, and amounts recognized in the Company’s balance sheets at those dates, are as follows:

	As of December 31,
	2004		2003
	Pension benefits	Health Care benefits	Pension benefits	Health care benefits
Change in benefit obligation:
Benefit obligation at beginning of year	7,768	3,073	5,215	1,868
Service cost	134	45	97	36
Interest cost	866	343	678	243
Actuarial loss	2,205	320	909	533
Benefits paid	(435)	(103)	(402)	(77)
Acquisitions/Mergers	—	12	25	6
Gain (loss) on translation	971	335	1,246	464

Benefit obligation at end of year (1)	11,509	4,025	7,768	3,073

Change in plan assets:
Fair value of plan assets at beginning of year	5,591	—	3,715	—
Actual return on plan assets	1,136	—	1,162	—
Company contributions	118	103	98	77
Employee contributions	105	—	95	—
Benefits paid	(435)	(103)	(402)	(77)
Acquisitions/Mergers	—	—	32	—
Gain on translation	589	—	891	—

Fair value of plan assets at end of year	7,104	—	5,591	—

Reconciliation:
Funded status	(4,405)	(4,025)	(2,177)	(3,073)
Unrecognized actuarial loss	4,318	1,888	2,529	1,493
Net amount recognized	(87)	(2,137)	352	(1,580)

Amounts recognized in the balance sheet consist of:
Employees’ postretirement benefits	(3,081)	(2,137)	(2,055)	(1,580)
Accumulated other comprehensive income	2,994	—	2,407	—

Net amount recognized	(87)	(2,137)	352	(1,580)

(1)	Projected benefit obligation, measured at December 31, 2004. The Transpetro plan has no participants to date and the PEPSA plan is defined contribution for employees above a specified salary level, and thus such plans have no effect on projected benefit obligation. PEPSA also has a defined benefit plan which has been included to the above table beginning in 2003. Thus, the projected benefit obligation disclosed above is aggregated to all PETROBRAS’ group companies.

(2)	This line item includes PEPSA for the year ended 2003 and Sophia for the year ended 2004.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

18.	Employees’ postretirement benefits and other benefits (Continued)

(d)	Funded status of the plans (Continued)

Net periodic benefit cost includes the following components:

	As of December 31,
	2004		2003
	Pension Benefits	Health Care benefits	Pension benefits	Health Care benefits
Service cost-benefits earned during the year	134	45	97	36
Interest cost on projected benefit obligation	866	343	678	243
Expected return on plan assets	(672)	—	(493)	—
Amortization of initial transitory obligation	—	—	75	—
Gain (loss) on translation	101	39	50	87
Recognized actuarial loss	267	91	273	—

	696	518	680	366
Employee contributions	(116)	—	(101)	—

Net periodic benefit cost	580	518	579	366

The main assumptions adopted in 2004 and 2003 for the actuarial calculation are summarized as follows:

	2004		2003
	Pension benefits	Health care benefits	Pension benefits	Health care benefits
Discount rates	Inflation: 5% + 6%	Inflation: 5% + 6%	Inflation: 5% + 6%	Inflation: 5% + 6%
Rates of increase in compensation levels	Inflation: 5% + 2.11%	Inflation: 5% + 2.11%	Inflation: 5% + 2%	Inflation: 5% + 2%
Expected long-term rate of return on assets	Inflation: 5% + 6%	Not applicable	Inflation: 5%+ 6%	Not applicable
Mortality table	AT 2000	AT 2000	GAM 71	GAM 71

Petrobras has aggregated information for all defined benefit pension plans. The domestic benefit plans of Petrobras, BR Distribudora, Petroquisa, and Refap contain similar assumptions and the benefit obligation related to PEPSA, the international plan, is not significant to the total obligation and thus has also been aggregated. All Petrobras group pension plans have accumulated benefit obligation in excess of plan assets.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

18.	Employees’ postretirement benefits and other benefits (Continued)

(d)	Funded status of the plans (Continued)

The determination of the expense and liability relating to the Company’s pension plan involves the use of judgment in the determination of actuarial assumptions. These include estimates of future mortality, withdrawal, changes in compensation and discount rate to reflect the time value of money as well as the rate of return on plan assets. These assumptions are reviewed at least annually and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants.

According to the requirements of SFAS 87, and subsequent interpretations, the discount rate should be based on current prices for settling the pension obligation. Applying the precepts of SFAS 87 in historically inflationary environments such as Brazil creates certain issues as the ability for a company to settle a pension obligation at a future point in time may not exist as long-term financial instruments of suitable grade may not exist locally as they do in the United States.

Although the Brazilian market has been demonstrating signs of stabilization under the present economic model, as reflected in market interest rates, it is not yet prudent to conclude that market interest rates will be stable. Although SFAS 87 offers limited guidance, the Company considers it appropriate to use actuarial assumptions which include an estimate of long-term inflation; i.e. nominal rates.

The Executive Board of PETROBRAS approved a change to a new mortality table of the actuarial assumptions of the pension and healthcare plans in Brazil; this new mortality table reflects updated assumptions and changes relative to the profile of employees, retirees and pensioners, based on longevity, age of invalidity and invalid mortality tables.

(e)	Change in accounting principle related to methodology application

As discussed in Note 3(c), on December 31, 2004 the Company adopted a new actuarial methodology regarding the calculation of Accumulated Benefit Obligation.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

The Accumulated Benefit Obligation at December 31, 2004 and 2003, respectively, is US $10,186 and US $7,646

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

18.	Employees’ postretirement benefits and other benefits (Continued)

(f)	Cash Contributions and benefit Payments

In 2004, the Company contributed US $118 to its pension plans. In 2005, the Company expects contributions to be approximately US $135. Actual contribution amounts are dependent upon investment returns, changes in pension obligations and other economic factors. Additional funding may ultimately be required if investment returns are insufficient to offset increases in plan obligations.

The following benefit payments, which include estimated future service, are expected to be paid by the Company in the next 10 years:

	Pension Benefits	Health care benefits
2005	587	118
2006	637	136
2007	691	156
2008	751	178
2009	823	201
Subsequent five years	5,511	1,452

19.	Shareholders’ equity

The Company’s subscribed and fully paid-in capital at December 31, 2004 and 2003 consisted of 634,168,418 common shares and 462,369,507 preferred shares. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

On January 29, 2003, the Board of Directors of the Company, approved the issuance of 9,866,828 preferred shares of the Company in connection with the public offer by the Company to acquire publicly traded shares of Petrobras Distribuidora - BR, at an issue price of US $12.38 (R $45.08) per share, under the terms of the capital increase approved during the meeting of the Board of Directors of the Company held on November 7, 2002. As a result, the capital of the Company increased by US $122. This minority interest acquisition, accounted for as a purchase business combination under SFAS No. 141 – Business Combinations (“SFAS 141”), did not have a material impact to the financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

19.	Shareholders’ equity (Continued)

The Extraordinary Shareholders’ Meeting, held jointly with the General Shareholders’ Meeting on March 27, 2003, approved an increase in the Company’s capital by capitalizing revenue reserves accrued during previous years, to the amount of US $912, without issuing new shares, in accordance with Art. 169, paragraph 1 of Law No. 6,404/76.

On May 9, 2003, the Board of Directors of the Company approved the issue of 567,010 preferred shares of the Company in connection with the public offer by the Company to acquire publicly traded shares of Petrobras Distribuidora - BR, at an issue price of R $45.08 per share. As a result, the capital of the Company increased by US $8.

The General Extraordinary Meeting, held together with the General Ordinary meeting on March 29, 2004, increased the Company’s capital to US $11,701, through the capitalization of revenue reserves accrued during previous financial years, in the amount of US $4,439, and without the issuance of new shares, in accordance with article 169, paragraph 1, Law No. 6,404/76. This capitalization was made in order to bring the Company’s capital in line with the investment requirements of an oil company given intensive use of capital and extended operating cycles.

The Extraordinary General Meeting held on March 29, 2004 also approved an increase in the Company’s authorized capital (paragraph 1, article 4, of the Company’s by-laws) from R $30.000 million to R $60.000 million, through the issuance of up to 200,000,000 (two hundred million) preferred shares for payment in cash, assets and credit capitalization.

On May 13, 2005, PETROBRAS management approved the proposed share split and the related amendment to article 4 of the Company’s by-laws. These issues will be discussed by the shareholders at the Extraordinary General Meeting (EGM) to be held on June 15, 2005.

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company’s voting shares.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

19.	Shareholders’ equity (Continued)

(a)	Dividends and interest on shareholders’ equity

In accordance with the Company’s by-laws, holders of preferred and common shares are entitled to a minimum dividend of 25% of annual net income as adjusted under Brazilian Corporate Law. In addition, the preferred shareholders have priority in the receipt of an annual dividend of at least 3% of the book value of the shares or 5% of the paid-in capital in respect of the preferred shares as stated in the statutory accounting records. As of January 1, 1996 amounts attributed to shareholders as interest (see below) can be deducted from the minimum dividend computation. Dividends are paid in Brazilian reais. The Company paid US $366 in dividends during the year ended December 31, 2004 (2003 - US $212 - 2002 - US $602).

Brazilian corporations are permitted to attribute interest on shareholders’ equity, which may either be paid in cash or be used to increase capital stock. The calculation is based on shareholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Taxa de Juros de Longo Prazo (long-term interest rate or the “TJLP”) as determined by the Brazilian Central Bank. Such interest may not exceed the greatest of 50% of net income or 50% of retained earnings plus revenue reserves. Interest on shareholders’ equity, is subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9,249/95. The Company paid US $1,443 in interest on shareholders’ equity during the year ended December 31, 2004 (2003 - US $731 - 2002 - US $416).

The General Shareholders’ Meeting held on March 29, 2004 approved the proposed dividends for the 2003 financial year amounting to US $1,955. Such amount includes the portion of interest on shareholders’ equity approved by the Board of Directors on November 13, 2003, amounting to US $1,139, and also includes the portion of interest on equity approved by the Board of Directors on February 13, 2004, amounting to US $436, that was made available based on the shareholders of record as of March 29, 2004. These amounts, paid in Brazilian reais, were monetarily restated as from December 31, 2003 up to the date of payment.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

19.	Shareholders’ equity (Continued)

(a)	Dividends and interest on shareholders’ equity (Continued)

The dividends for the year 2004, as approved at the Annual General Meeting (AGM) of Stockholders held March 31, 2005, amounting to US $1,900, corresponding to R $4.60 per share (US $1.73 per share calculated by year-end exchange rate), include the portion of interest on shareholders’ equity approved by the Board of Directors on September 17, 2004 and paid to the shareholders on February 15, 2005, amounting to US $1,239, corresponding to R $3.00 per share (US $1.13 per share calculated by year-end exchange rate). The balance of dividends (US $248) and the portion of the interest on shareholders’ equity (US $413) will be made available to stockholders by May 17, 2005, the deadline stipulated pursuant to Articles 132, item II, and 205, paragraph 3, of the Brazilian Corporation Law (No. 6.404/76).

Brazilian law permits the payment of dividends only from retained earnings as stated in the statutory accounting records. At December 31, 2004, the Company had appropriated all such retained earnings.

In addition, at December 31, 2004, the undistributed reserve in appropriated retained earnings, amounting to US $9,688, may be used for dividend distribution purposes, if so approved by the shareholders, however, the Company’s stated intent is to use such reserve to fund working capital and capital expenditures.

A withholding tax of 15% was payable on distributions of dividends earned from January 1, 1994 through December 31, 1995. No withholding tax is payable on distributions of dividends earned since January 1, 1996.

(b)	Dividends reclassification

As of December 31, 2004, US $816 from the financials statements as of December 31, 2003 were reclassified from the line item “Unappropriated retained earnings” to the Current liabilities section and presented in the Dividend and interest on capital payable line item. This amount includes dividends (US $380) and interest on shareholders’ equity (US $436). The total dividend paid in 2003 was equal to 29% of net income, sufficient to cover the minimum dividend required under the Company’s by-laws, which is set at 25% of net income.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

19.	Shareholders’ equity (Continued)

(c)	Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

	Year ended December 31,
	2004	2003	2002
Income before effect of change in accounting principle	6,190	5,862	2,311
Cumulative effect of change in accounting principle, net of taxes	—	697	—

Net income for the period	6,190	6,559	2,311
Less priority preferred share dividends	(297)	(226)	(77)
Less common shares dividends, up to the priority preferred Shares dividends on a per-share basis	(407)	(309)	(107)

Remaining net income to be equally allocated to common and preferred shares	5,486	6,024	2,127

Weighted average number of shares outstanding
Common/ADS	634,168,418	634,168,418	634,168,418
Preferred/ADS	462,369,507	461,379,749	451,935,669

Basic and diluted earnings per share
Common and Preferred
Before effect of change in accounting principle	5.65	5.35	2.13
After effect of change in accounting principle	5.65	5.99	2.13

(d)	Capital reserves

•	AFRMM

Relates to the Merchant Marine (AFRMM) freight surcharges levied in accordance with relevant legislation. These funds are used to purchase, enlarge or repair vessels of the Company’s transport fleet.

•	Fiscal incentive reserve

This reserve consists of investments in tax incentives in the Northeast Investment Fund (FINOR), arising from allocations of part of the Company’s income tax.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

19.	Shareholders’ equity (Continued)

(e)	Appropriated retained earnings

Brazilian Law and the Company’s by-laws require that certain appropriations be made from retained earnings to reserve accounts annually. The purpose and basis of appropriation to such reserves are as follows:

•	Legal reserve

This reserve is a requirement for all Brazilian corporations and represents the annual appropriation of 5% of net income as stated in the statutory accounting records up to a limit of 20% of capital stock. The reserve may be used to increase capital or to compensate for losses, but may not be distributed as cash dividends.

•	Undistributed earnings reserve

This reserve is established in accordance with Article 196 of Law No. 6,404/76 to fund the Company’s annual investment program. For the year ended December 31, 2003, the Company’s management retained US $4,603 of which US $3,773 relates to net income for that year and US $830 to the remaining balance of retained earnings, to fund the Company’s capital expenditure budget for 2004. This proposal was approved at the General Shareholders’ Meeting held on March 29, 2004.

The proposal for appropriation of income for the year ended December 31, 2004 includes a retention of earnings in the amount of US $4,396, of which US $4,392 relates to net income for the year and US $4 to the remaining balance of retained earnings, approved by the General Shareholders’ Meeting held on March 31, 2005. This proposal is intended to cover partially the annual investment program established in the capital budget for 2005.

•	Statutory reserve

This reserve is provided through an amount equivalent to a minimum of 0.5% of subscribed and fully paid in capital at year-end. The reserve is used to fund the costs incurred with research and technological development programs. The accumulated balance of this reserve cannot exceed 5% of the capital stock, according to Article 55 of the Company’s by-laws.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

20.	Domestic and international acquisitions

(a)	Acquisition of Liquigás Distribuidora S.A. (former Sophia do Brasil S.A. and Agip do Brasil S.A.)

On August 9, 2004, the Company’s subsidiary, Petrobras Distribuidora S.A. – BR, acquired from ENI B.V. 100% of the capital of its Brazilian subsidiary Liquigás Distribuidora S.A. (former Sophia do Brasil S.A. and Agip do Brasil S.A.), assuming its control from that date.

The purchase price paid for Liquigás Distribuidora S.A. was based on an economic valuation model of expected future earnings of Liquigás Distribuidora S.A., which considered relevant factors, including the potential effects of the economic situation of Brazil. The acquisition of Liquigás Distribuidora S.A. totaled US $511. The Company paid US $225 in cash, and settled a debt of US $225 that the former Agip do Brasil had with ENI BV. An additional amount of US $61 related to subsequent purchase price adjustments was paid on December 10, 2004.

The acquisition of Liquigás Distribuidora S.A. was recorded using the purchase method of accounting and the financial statements of Liquigás Distribuidora S.A. were included in the consolidated PETROBRAS financial statements, beginning in August of 2004. The purchase price allocation was based on the fair market value of the assets acquired and the liabilities assumed as of the acquisition date as determined by independent appraisers.

Liquigás Distribuidora S.A. is a liquefied petroleum gas (LPG), fuel and lubricant distributor, and has 21.5% share in the LPG market in Brazil, 3.8% of total fuel distribution domestic market with a network of more than 1,500 service stations and 3% share in the Brazilian lubricant distribution market.

The acquisition of Liquigás Distribuidora S.A. contributes toward achieving the objectives established in PETROBRAS’ Strategic Planning for its subsidiary BR of expanding its share in the LPG distribution segment, and also of consolidating its penetration in the automotive fuel distribution market in certain regions of the country.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

20.	Domestic and international acquisitions (Continued)

(a)	Acquisition of Liquigás Distribuidora S.A. (former Sophia do Brasil S.A. and Agip do Brasil S.A.) (Continued)

The following unaudited pro forma summary financial information presents the consolidated results of operations as if the acquisition of Liquigás Distribuidora S.A. had occurred at the beginning of the years presented.

	2004		2003
	As reported	Pro-forma (unaudited)	As reported	Pro-forma (unaudited)
Net operating revenues	37,452	38,553	30,797	32,666
Cost of Sales	(20,303)	(21,246)	(15,416)	(17,051)
Net income for the period	6,190	6,182	6,559	6,604
Basic and diluted earnings per share	5.65	5.64	5.99	6.03

(b)	Acquisition of Triunfo’s shares by PETROQUISA

The Company’s subsidiary, Petrobras Química S.A. – PETROQUISA decided to exercise its preemptive right in the acquisition of shares held by PRIMERA Indústria e Comércio Ltda. in the capital of Petroquímica Triunfo S.A. (Triunfo) in response to the put option.

After exercise of its preemptive right on May 14, 2004, PETROQUISA, which had previously held 45.22% of voting capital and 59.92% of capital stock of Petroquímica Triunfo increased its interest to 70.45% of voting capital and 85.04% of its capital stock. The results of Triunfo have been included to the Petrobras Consolidated Financial Statements since May of 2004. Due to immateriality, the Company has not prepared pro forma information respective to this business combination.

The acquisition was consummated principally to expand PETROBRAS’ petrochemical activities according to the Strategic Plan approved in May 14, 2004.

The Company paid US $32 (R $101 million) in cash and this purchase price was based on an economic valuation model of expected future earnings of Petroquímica Triunfo S.A.

Petroquímica Triunfo S.A. produces low-density polyethylene and has an installed capacity of 160,000 tons per year. Triunfo’s activities are exclusively in Brazil.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

20.	Domestic and international acquisitions (Continued)

(c)	Acquisition of FAFEN Energia S.A.

On December 17, 2004, PETROBRAS informed the market of the approval, from its Executive Board, of the acquisition of all of the shares held by EDP Brasil S.A. in the thermoelectric power plant FAFEN Energia S.A., located in the city of Camaçari, state of Bahia, with an installed capacity of 133 MW for electricity generation and 42 ton/hour for steam generation. PETROBRAS already owned a 20% interest in the capital of FAFEN Energia. PETROBRAS will pay EDP Brasil US $36 for the acquired 80% interest in the plant, payable as follows: 50% 30 days after the closing of the operation, 25% one year thereafter and the remaining 25% two years thereafter.

The acquisition of FAFEN was recorded using the purchase method of accounting and was consumated on December 27, 2004 with the assets and liabilities of such being included in the consolidated PETROBRAS financial statements as of December 31, 2004. Results of operations will be included in the consolidated PETROBRAS financial statements beginning on January 2005.

The purchase price for FAFEN was allocated based on the fair market value of the assets acquired and the liabilities assumed as of the acquisition date as determined by independent appraisers. Due to immateriality, the Company has not prepared pro-forma information respective to this business combination.

The first module of the power plant has been operating since September 2001, supplying 22 MW and 42 ton/hour of steam to PETROBRAS’ Fertilizer Plant, in the Camaçari complex. Construction and testing have been recently concluded, the plant will supply, beginning in 2005, 100 MW energy to Bandeirantes Energia, under a previously already signed contract.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

20.	Domestic and international acquisitions (Continued)

(d)	Acquisition of an interest in Petrobras Energia Participaciones S.A. – PEPSA - (formerly known as Perez Companc S.A.) and Petrolera Entre Lomas S.A. - PELSA (formerly known as Petrolera Perez Companc S.A.)

On October 17, 2002, the Company signed the Final Share Acquisition Agreement completing the acquisition of a controlling interest PEPSA and PELSA.

On May 13, 2003, the Argentine antitrust agency approved the purchase of 58.62% of the capital stock of PEPSA and 39.67% of the capital stock of PELSA. As a result of the purchase of a 39.67% interest in the capital stock of PELSA, together with the purchase of 58.62% of PEPSA’s interest in the capital stock of PELSA, the Company has a controlling interest in PELSA equal to 50.73% and thus has consolidated the entity.

The purchase price to be paid for PEPSA and PELSA was based on an economic valuation model of expected future earnings of those companies, which considered relevant factors, including the potential effects of the economic situation of Argentina. The Company paid US $739 in cash and US $338 in bonds to the Perez Companc family for the shares of PEPSA and PELSA.

The acquisition was consummated principally to expand PETROBRAS operations into geographical markets where the Company had little activity. Through the acquisition of PEPSA and PELSA, PETROBRAS was able to gain immediate access to the Argentine market and brand recognition. The goodwill of US $183 generated by the transaction is attributed principally to downstream activities.

The acquisition of PEPSA and PELSA was recorded using the purchase method of accounting and the financial statements of PEPSA and PELSA were included in the consolidated PETROBRAS financial statements, beginning on May 13, 2003. The purchase price for PEPSA and PELSA was allocated based on the fair market value of the assets acquired and the liabilities assumed as of the acquisition date as determined by independent appraisers.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

20.	Domestic and international acquisitions (Continued)

(d)	Acquisition of an interest in Petrobras Energia Participaciones S.A. – PEPSA - (formerly known as Perez Companc S.A.) and Petrolera Entre Lomas S.A. - PELSA (formerly known as Petrolera Perez Companc S.A.) (Continued)

PEPSA operates principally in the areas of oil field exploration and production, refining, transport and commercialization, electricity generation, transmission and distribution, and petrochemicals. Its activities are primarily based in Argentina, but PEPSA also operates in Bolivia, Brazil, Ecuador, Peru and Venezuela. PELSA operates primarily in the oil and gas exploration and production industry in Argentina.

The following unaudited pro forma summary financial information presents the consolidated results of operations as if the acquisition of PEPSA and PELSA had occurred at the beginning of the periods presented.

Consolidated income statements data for the year ended December 31, 2003 and 2002.

	2003		2002
	As reported	Pro forma (unaudited)	As reported	Pro forma (unaudited)
Net operating revenues	30,797	31,350	22,612	23,736
Costs and expenses	(20,075)	(20,435)	(15,834)	(16,675)
Financial expenses, net	(136)	(341)	(1,700)	(2,442)
Others	(1,813)	(1,797)	(1,846)	(1,832)
Income tax expense	(2,663)	(2,665)	(1,153)	(1,108)
Minority interest	(248)	(260)	232	382
Cumulative effect of change in accounting principles, net of taxes	697	697	—	—
Net income for the year	6,559	6,549	2,311	2,061
Basic and diluted earnings per share	5.99	5.98	2.13	1.90

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

21.	Commitments and contingencies

PETROBRAS is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government’s continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not predictable.

The Company currently has several contracts to purchase crude oil, diesel fuel and other oil products, which require the Company to purchase a minimum of approximately 57,400 barrels per day at respective current market prices.

PETROBRAS provided guarantees to the ANP for the minimum exploration program defined in the concession contracts for exploration areas, totaling US $1,661 (US $907 in 2003). Out of this total, US $1,311 (US $704 in 2003) represents a pledge on the oil to be extracted from previously identified fields already in production, for areas in which the Company had already made commercial discoveries or investments at the time where Law No. 9,478 of August 6, 1997 came into force. For areas whose concessions were obtained by bidding from the ANP, PETROBRAS has given bank guarantees totaling US $350 through December 31, 2004 (US $203 in 2003).

PETROBRAS has guaranteed that it will purchase specified volumes of natural gas that run through TBG pipeline.

In 1993, the Company signed a contract with Yacimentos Petrolíferos Fiscales Bolivianos, the Bolivian state oil company for the purchase of natural gas. Under this contract, the Company is required to purchase 80% of the natural gas transported through the Bolivia/Brazil natural gas pipeline over a 20 year term at contract prices ranging from US $1.07 per MMBTU to US $1.17 MMBTU, based upon throughput. The pipeline achieved an average throughput of 19.9 million cubic meters per day during 2004.

The Company has exclusive supply contracts with certain service stations. These contracts are typically for seven years and require the Company to sell product at market prices.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

21.	Commitments and contingencies (Continued)

(a)	Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. At December 31, 2004 and 2003, the respective claims by type are as follows:

	As of December 31,
	2004	2003
Labor claims	26	22
Tax claims	73	39
Civil claims	123	90
Commercials claims and other contingencies	35	109

	257	260
Contingencies for joint liability	107	95

Total	364	355

Current Contingencies	(131)	(84)

Long-term Contingencies	233	271

As of December 31, 2004 and 2003, in accordance with Brazilian law, the Company had paid US $699 and US $543, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

The Company is a party to several contracts related to the acquisition and upgrade of production Platform P-36, which was lost in its entirety in 2001. Pursuant to those contracts, the Company had an obligation to pay the insurance proceeds to a Security Agent for distribution according to specified clauses established in the contracts. The Company contends that it is entitled to the insurance proceeds under the contractual arrangements, and other parties contend that they are also entitled to such proceeds. The issue is subject to international proceedings in a British court. Pending determination of the issue by the international court, the Company committed to deposit cash collateral in the amount of US $175, in order to facilitate the issuance of a guarantee by a Security Agent, for the payment of creditors. At December 31, 2004, this amount was included in the balance sheet as restricted deposits for legal proceedings and guarantees.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

21.	Commitments and contingencies (Continued)

(a)	Litigation (Continued)

On May 28, 1981, Kallium Mineração S.A. brought an action against Petromisa, a former subsidiary of PETROBRAS, in the Federal Court of the State of Rio de Janeiro alleging damages of approximately US $450 relating to the rescission of a contract to develop a potassium salt mine. On August 10,1999, a decision was handed down that considered most of the plaintiff’s petitions to be without grounds (losses, damages and loss of profit), requiring only the Company to reimburse “all expenses incurred as a result of the prospecting research” carried out, in accordance with amounts to be calculated in the final award. No award for loss of profit was established in the decision. In September of 1999 both parties filed appeals with the appeals court in the state of Rio de Janeiro. Based on the opinion of its legal advisers, management does not expect an unfavorable outcome in this case and considers the risk of loss with respect to this lawsuit to be remote.

On November 23, 1992, PORTO SEGURO IMÓVEIS LTDA., a minority shareholder of PETROQUISA, filed a suit against PETROBRAS in the State Court of Rio de Janeiro related to alleged losses resulting from the sale of a minority holding by PETROQUISA in various petrochemical companies included in the National Privatization Program introduced by Law No. 8,031/90

In this suit, the plaintiff claims that PETROBRAS, as the majority shareholder in PETROQUISA, should be obliged to reinstate the “loss” caused to the net worth of PETROQUISA, as a result of the acts that approved the minimum sale price of its holding in the capital of privatized companies. A decision was handed down on January 14, 1997 that considered PETROBRAS liable with respect to PETROQUISA for losses and damages in an amount equivalent to US $3,406.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

21.	Commitments and contingencies (Continued)

(a)	Litigation (Continued)

In addition to this amount, PETROBRAS was required to pay the plaintiff 5% of the value of the compensation as a premium (see art. 246, paragraph 2 of Law No. 6,404/76), in addition to attorneys’ fees of approximately 20% of the same amount. However, since the award would be payable to PETROQUISA and PETROBRAS holds 99.0% of its capital, the effective disbursement if the ruling is not reversed will be restricted to 25% of the total award. PETROBRAS filed an appeal with the State Court of Rio de Janeiro, and received a favorable decision from the Third Civil Court on February 11, 2003, which, by a majority vote, accepted PETROBRAS’ appeal to reverse the judgment and ruled the plaintiff’s case to be without grounds, the revising judge’s decision that held the case to be partially with grounds to reduce the amount of compensation to US $1,538 being overruled. Against this decision, Porto Seguro filed another appeal (motion to reverse or annul) with the State Court of Rio de Janeiro, and the Fourth Civil Court handed down a unanimous decision on March 30, 2004 requiring PETROBRAS to indemnify PETROQUISA and Porto Seguro the amounts of US $2,359 and US $590 respectively (the latter representing 5% in premium and 20% in attorney’s fees). In view of this decision, PETROBRAS filed special and extraordinary appeals with the Superior Court of Justice and the Supreme Court respectively.

On December 10, 2004, the Official Newspaper of the State of Rio de Janeiro published a decision by the State Court of Rio de Janeiro which ruled against the special and extraordinary appeals filed by PETROBRAS and against the request to forward the case to a higher Court. PETROBRAS now intends to file directly with the Supreme Court. Based on the opinion of its legal advisers, the Company does not expect to obtain an unfavorable ruling in this case. The expectation of loss in this case has been assessed as possible.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

21.	Commitments and contingencies (Continued)

(a)	Litigation (Continued)

The Fisherman’s Federation of the State of Rio de Janeiro (FEPERJ) filed a civil suit against the Company with the Rio de Janeiro State Court for compensation of miscellaneous damages amounting to US $224, which it is claiming in the name of its members, as a result of the oil spill in Guanabara Bay on January 18, 2000. A decision was handed down on February 7, 2002 which ruled the claim partially without grounds, rejecting pain and suffering, and requiring the Company to pay compensation for material damages and loss of profit to be calculated at the award phase. The ruling expressly declares that it is not reasonable to consider an award based on the amount claimed, since it was without economic base.

Based on its legal counsels opinion, the Company’s Administration believes it is possible that the Company will not prevail in this case, but that any possible negative judgment would be in an amount far below the originally filed complaint. As such, the Company assesses the risk of loss related to this case as possible.

The São Paulo tax authorities filed a tax suit against the Company, alleging that the Company did not pay ICMS levied on interstate sales of naphtha. However, during the period in which according to the State of São Paulo, the Company should have paid the ICMS, the Company was subject to a different tax regime (federal) on these sales, and for this reason enjoyed a tax holiday. The value of the matter in controversy is US $60. There is no guarantee that the final result of the legal case will be favorable to PETROBRAS, but even in the case of an unfavorable ruling, management does not believe that the award could have a material negative impact on the financial position of PETROBRAS. The Company assesses its risk of loss in the matter as possible.

PETROBRAS is a defendant in five labor claims filed by the UNIONS OF PETROLEUM WORKERS of three federal states (Rio de Janeiro, São Paulo and Sergipe), alleging that official inflation rates for 1987, 1989 and 1990 (understatement of the official inflation rate - Bresser, Summer and Collor Plans) were not fully included in the workers’ salaries.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

21.	Commitments and contingencies (Continued)

(a)	Litigation (Continued)

The lawsuits are at different stages. Based on past favorable decisions in similar cases and on a final understanding of the TST, management does not expect an unfavorable decision in these suits. Three identical cases have been decided in favor of PETROBRAS. Management assesses risk of loss to be remote.

The Company was sued in court by certain small oil distribution companies under the allegation that it does not pass on to state governments the State Value-Added Tax (ICMS) collected according to the legislation upon fuel sales. These suits were filed in the states of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District.

Of the total amount related to in legal actions approximately US $337 up to December 31, 2004, US $28 were placed in escrow to satisfy judicial order.

The Company, with the support of the state and federal authorities, has succeeded in stopping the execution of other withdrawals, and is making all possible efforts to obtain reimbursement of the amounts that were previously withdrawn from its accounts.

(b)	Notification from the INSS - joint liability

The Company received various tax assessments related to social security amounts payable as a result of irregularities in presentation of documentation required by the INSS, to eliminate its joint liability in contracting civil construction and other services, stipulated in paragraphs 5 and 6 of article 219 and paragraphs 2 and 3 of article 220 of Decree No. 3,048/99.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

21.	Commitments and contingencies (Continued)

(b)	Notification from the INSS - joint liability (Continued)

The Company made a provision for this contingency in the amount of US $105 at December 31, 2002, as it considers the chance of success in a defense filed against the INSS to be remote.

On September 29, 2003, the Company received additional INSS tax assessments related to the joint liability for irregularities in presentation of contractors’ documentation related to periods subsequent to past notifications. During 2004, the Company set up a new provision for contingencies related to the joint liability referring to a period after that to which the assessments referred. PETROBRAS had disbursed during 2004 US $137 (US $103 in 2003), referring to administrative suits filed by the INSS claiming the Company’s joint liability.

At December 31, 2004 the balance of contingencies associated with this joint liability was US $107 (US $95 at December 31, 2003).

Internally, procedures were revised to improve the inspection of contracts and require the presentation of documents, as stipulated in the legislation, to substantiate the payment of INSS amounts due by contractors. PETROBRAS continues to analyze each tax assessment received in order to recover amounts, as permitted through administrative processes of the INSS.

(c)	Tax assessments - internal revenue service of Rio de Janeiro

The Internal Revenue Service of Rio de Janeiro filed two Tax Assessments against the Company in connection with Withholding Tax (IRRF) on foreign remittances of payments related to charter of vessels of movable platform types for the years 1998 through 2002.

The Internal Revenue Service, based on Law No. 9,537/97, Article 2, considers that drilling and production platforms cannot be classified as sea-going vessels and therefore should not be chartered but leased. Based on this interpretation, overseas remittances for servicing chartering agreements would be subject to withholding tax at the rate of 15% or 25%.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

21.	Commitments and contingencies (Continued)

(c)	Tax assessments - internal revenue service of Rio de Janeiro (Continued)

The Company disagrees with the Internal Revenue Service’s interpretation as to charter contracts, given that the Federal Supreme Court has already ruled that, in the context of its judgment with respect to the IPI (Federal VAT) tax, offshore platforms are to be classified as sea-going vessels. Additionally, the 1994 and 1999 Income Tax Regulations support the “non-taxation” (RIR/1994) and the “zero tax rate” (RIR/1999) for the remittances in question.

On June 27, 2003, the Internal Revenue Service served a tax assessment notice on the Company amounting to R $3,064 million (US $1,066) covering the period from 1999 to 2002. Using the same arguments, on February 17, 2003, another tax assessment notice had already been issued for R $93 million (US $32) with respect to 1998, against which, on March 20, 2003, the Company filed an appeal. According to the fiscal authorities, the Company should have withheld that tax, incident on remittances made to abroad for payment of the hiring of vessels of the mobile platform type, used in oil exploration and production.

PETROBRAS has defended itself against these tax assessments: i) the smaller in value has been confirmed by the first administrative level, and the corresponding appeal has been already filed by the Company, and waits judgment; ii) no first level decision has been issued so far with regard to the other one, with greater value. Based on its legal counsels advice, the Company’s Administration does not expect to obtain an unfavorable decision in this case, and thus has assessed risk of loss to be possible.

(d)	Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

21.	Commitments and contingencies (Continued)

(d)	Environmental matters (Continued)

During 2000 the Company implemented an environmental excellence and operational safety program - PEGASO - (Programa de Excelência em Getão Ambiental e Segurança Operacional). The Company made expenditures of approximately US $2,974 from 2000 to December 31, 2004 under this program. During the years ended December 31, 2004 and 2003 the Company made expenditures of approximately US $594 and US $766 respectively. The Company believes that future payments related to environmental clean-up activities resulting from these incidents, if any, will not be material.

On January 18, 2000, a pipeline from one of the Company’s terminals to a refinery in the Guanabara Bay ruptured, causing a release of crude oil into the bay. On January 19, 2001, the Rio de Janeiro State Prosecutor filed a criminal lawsuit against the Company. The Company is contesting the legal basis for the criminal lawsuit. Additionally, the Federal Prosecutor has filed criminal lawsuits against the former president of the Company (that finished) and 9 other employees. The Company cannot predict if the outcome of these proceedings will have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

The local federal tribunal dismissed the complaint against the Company’s former president, and this dismissal is not subject to appeal.

On April 30, 2002, the judge determined that the Company could not appear as a defendant in this criminal proceeding as a result of an injunction the Company obtained from the court, although the decision is still subject to appeal.

On October of 2003 the judge determined that in regard to one of the employees the suit will be suspended for the period of 2 years, under certain conditions that defendant will have to observe.

In addition, as a result of the spill, on January 27, 2000, the National Council for the Environment enacted a resolution that obligated the IBAMA (Brazilian Institute for the Environment and Renewable Resources), state environmental agencies and local environmental agencies and non-governmental agencies to evaluate the control and prevention measures and environmental licensing status of all industrial facilities for the production of oil and oil products in Brazil. This resolution also mandated that the Company perform an independent environmental audit of all of its industrial installations located in the State of Rio de Janeiro.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

21.	Commitments and contingencies (Continued)

(d)	Environmental matters (Continued)

Since 2000, the Company implemented independent environmental audits in all of the Company’s plants located in Brazil that was concluded during December of 2003. The Company implemented 80% of the auditors’ recommendations and intends to implement the remaining 20% during 2004.

On July 16, 2000, an oil spill occurred at the Presidente Getúlio Vargas refinery releasing crude oil in the surrounding area. The Federal and State of Paraná Prosecutors have filed a civil lawsuit against the Company seeking US $1,176 in damages, which have already been contested by the Company. Additionally, there are two other actions pending, one by the Instituto Ambiental do Paraná (Paraná Environmental Institute) and by another civil association called AMAR that have already been contested by the Company. The Company cannot predict whether these proceedings will have a material adverse effect on the financial condition, results of operations or cash flow of the Company.

On November 4, 2000, the Cypriot flag vessel Vergina II chartered by PETROBRAS collided with the south pier at the Company’s Almirante Barroso terminal in São Sebastião and spilled oil in the São Sebastião canal. As a result of the accident, the Company was fined approximately US $30 by various local environmental agencies. The Company is currently contesting these fines.

On February 16, 2001, the Company’s Araucária-Paranaguá pipeline ruptured and as a result fuel oil was spilled into the Sagrado, Meio, Neves and Nhundiaquara Rivers located in the state of Paraná. As a result of the accident, the Company was fined approximately US $80 by the Instituto Ambiental do Paraná (Paraná Environmental Institute), which was contested by the Company through administrative proceeding but the appeal was rejected.

On March 15, 2001, a spill resulting from the accident involving the P-36 platform occurred, causing a release of diesel fuel and crude oil. The Company was fined by the IBAMA US $3 in April of 2001 for the spill and improper use of chemicals to disperse the oil. The Company is currently contesting these fines.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

21.	Commitments and contingencies (Continued)

(d)	Environmental matters (Continued)

On May 12, 2003, the rupture of a connection socket on a production line at well FZB-71, on the Belém Farm field, in the city of Aracati-CE, resulted in the spill of approximately 7 (seven) thousand liters of oil at an area located far from any communities or water sources. The Company’s Contingency Plan was immediately activated and cleaning work for the area was carried out. PETROBRAS was charged with a penalty of US $0.04 by the Environment Superintendence of the State of Ceará (Semace) and up to 90% of this amount can be reduced by compliance with a Commitment Term entered into with the referred environmental entity.

On June 3, 2003, a fault in the connection of one of the unloading arms of vessel Nordic Marita, anchored at the Maritime Terminal Almirante Barroso (Tebar), in São Sebastião, on the North coast of São Paulo, caused a spill of approximately 27 thousand liters of oil from Campos basin. As a result of this accident, PETROBRAS was charged with a penalty of US $0.17 by the IBAMA and of US $0.12 by Basic Sanitation, Technology and Environment Protection Agency of the State of São Paulo (CETESB). An appeal was filed against both charges based on the understanding that the Company acted in the most efficient possible manner in order to minimize possible impacts on the environment.

On August 26, 2003, the rupture of a pipeline between Transpetro’s terminal in Cabiúnas (Macaé) and Duque de Caxias Refinery caused the spill of 20 (twenty) liters of oil in an area of the city of Cachoeiras de Macacu. The Company immediately determined that the oil located in the service area of the pipeline should be removed, and took preventive measures to protect a creek, near to the Soarinhos River, with checks and oil-absorbing materials. In spite of the effective procedures adopted by PETROBRAS and the non-existence of environmental damages, the Company received a fine from IBAMA in the amount of US $0.69, but filed an administrative proceeding with this entity.

The Company’s management considers that any expenses incurred to correct or mitigate possible environmental impacts should not have a significant effect on operations or cash flows.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

21.	Commitments and contingencies (Continued)

(e)	Minimum operating lease payments

The Company is committed to make the following minimum payments related to operating leases as of December 31, 2004:

2006	943
2007	590
2008	483
2009	363
2010	250
2011 and thereafter	497

Minimum operating lease payment commitments	3,126

The Company paid US $1,247, US $1,205, and US $1,355 in rental expense on operating leases at December 31, 2004, 2003 and 2002, respectively.

(f)	Commitment signed related to financing for the P-52 Platform

On November 25, 2004, the Board of directors of PETROBRAS approved the execution of a contract in the amount of up to US $378.5 between the National Bank for Economic and Social Development (BNDES) and the wholly-owned subsidiary PETROBRAS NETHERLANDS B.V. – PNBV for the financing of Brazilian assets and services to be used in the construction of the P-52 production platform, the construction contract for which was signed on December 19, 2003 with FSTP Pte. Ltd. (Consortium FelsSetal/Technip).

The amount will be provided by BNDES within the BNDES-Exim post-shipment program, under the buyer credit standards. The financing will be amortized over a 10-year period after conclusion of the platform construction work, expected for 2006. The interest rate will be the 36-month LIBOR plus 2% during the grace period and the 60-month LIBOR plus 2% thereafter. Other credit lines are also being negotiated with Banco BNP Paribas, the agent bank of the financing obtained from the BNDES, and with European and North-American export credit agencies, for the financing of imported platform assets. However, no other credit lines have been finalized as to amount of terms. The loan contract was signed on November 26, 2004 and no cash was received under such loan as of December 31, 2004.

PETRÓLEO BRASILEIRO S.A. -PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

22.	Derivative instruments, hedging and risk management activities

The Company is exposed to a number of market risks arising from the normal course of business. Such market risks principally involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings. The Company maintains an overall risk management policy that is developed under the direction of the Company’s executive officers.

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a favorable change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

In 2004, PETROBRAS Executive Board organized a Risk Management Committee comprising executive managers of all business areas and of several corporate areas for the purpose of ensuring an integrated management of risk exposures and formalizing the main guidelines adopted by the Company to handle uncertainties regarding its activities. The Risk Management Committee has been created with a view to concentrating risk management information and discussions, facilitating communications with the Board of Directors and the Executive Board concerning corporate governance best practices.

(a)	Foreign currency risk management

The Company’s foreign currency risk management strategy may involve the use of derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company’s obligations. The Company currently uses zero cost foreign exchange collars to implement this strategy.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

22.	Derivative instruments, hedging and risk management activities (Continued)

(a)	Foreign currency risk management (Continued)

During 2000, the Company entered into three zero cost foreign exchange collars to reduce its exposure to variations between the U.S. Dollar and the Japanese Yen, and between the U.S. Dollar and EURO relative to long-term debt denominated in foreign currencies with a notional amount of approximately US $470. The Company does not use hedge accounting for these derivative instruments.

These collars establish a ceiling and a floor for the associated exchange rates. If the exchange rate falls below the defined floor, the counterparties will pay to the Company the difference between the actual rate and the floor rate on the notional amount. Conversely, if the exchange rate increases above the defined ceiling, the Company will pay to the counterparties the difference between the actual rate and the ceiling rate on the notional amount. The contracts expire upon the maturity date of each note.

The Yen zero cost collar contracts were settled on September 8, 2003, with a cash payment of US $68 and one of the Euro zero cost collars was settled on December 31, 2004, with cash reception of US $18.

The call and put portion of the Company’s zero cost foreign exchange collars at December 31, 2004 have a fair value of US $18 and US $3, respectively (US $31 and US $5 at December 31, 2003).

(b)	Commodity price risk management

Petroleum and oil products

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities primarily consist of futures contracts traded on stock exchanges and options and swaps entered into with major financial institutions. The futures contracts provide economic hedges to anticipated crude oil purchases and sales, generally forecast to occur within a 30 to 360 day period, and reduce the Company’s exposure to volatile commodity prices.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

22.	Derivative instruments, hedging and risk management activities (Continued)

(b)	Commodity price risk management (Continued)

Petroleum and oil products (Continued)

The Company’s exposure on these contracts is limited to the difference between contract value and market value on the volumes hedged. Crude oil future contracts are marked to market and related gains and losses are recognized currently into earnings, irrespective of when physical crude sales occur. For the years ended December 31, 2004, 2003 and 2002, the Company consummated commodity derivative transaction activities on 33.06%, 40.52% and 42.01%, respectively, of its total import and export traded volumes.

The open positions on the futures market, compared to spot market value, resulted in recognized losses of US $2, US $2 and US $4 during the years ended December 31, 2004, 2003 and 2002, respectively.

A long-term position was executed in January 2001 by the sale of put options for 52 million barrels of West Texas Intermediate (WTI) oil over a period extending from 2004 to 2007, with the objective to obtain price protection for this quantity of oil and to provide the funding institutions of the Barracuda/Caratinga project with a minimum guaranteed margin to cover the debt servicing. The puts were structured to ensure that the financial institutions participating in the financing of the development of the fields receive the price required to generate the minimum required return on investment. The Company accounts for the put options on a mark to market basis. During 2003 and 2002, the Company realized a net gain and US $7 and US $8, respectively. During 2004 the Company realized no gain or losses.

(c)	Interest rate risk management

The Company’s interest rate risk is a function of the Company’s long-term debt and, to a lesser extent, short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Brazilian Central Bank. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates. However, the Company has been studying various forms of derivatives to reduce exposure to interest rate fluctuations and may use these financial instruments in the future.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

22.	Derivative instruments, hedging and risk management activities (Continued)

(d)	Risk Management activity at PEPSA

PEPSA also uses derivative instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates. Such derivative instruments are designed to mitigate specific exposures, and are assessed periodically to assure high correlation of the derivative instrument to the risk exposure identified and to assure that the derivative is highly effective in offsetting changes in cash flows inherent in the covered risk. PEPSA qualifies for hedge accounting treatment for its crude oil derivative instruments and its interest rate swap derivative instruments.

As of December 31, 2004, PEPSA did not have commodity derivative transactions that qualify for hedge accounting purposes in accordance with SFAS No. 133 – Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). PEPSA accounted for a loss of US $233 for the year ended December 31, 2004, due to derivative financial instruments that do not qualify for hedge accounting.

Additionally, PEPSA holds an interest rate contract to manage the volatility of the LIBOR rate implied in a Class C negotiable instrument, establishing the respective interest rate at 7.93% annually. If these instruments were to be liquidated, considering the rates used at the date, a net loss of approximately US $1 would be recorded. This contract qualifies for hedge accounting in accordance with SFAS 133.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

23.	Natural gas derivative contract

In connection with the long-term contract to buy gas (“The Gas Supply Agreement” or “GSA”) to supply thermoelectric plants and for other uses in Brazil, the Company entered into a contract, effective October 2002, with a gas producer that constituted a derivative financial instrument under SFAS 133. This contract, the Natural Gas Price Volatility Reduction Contract (the “PVRC”), with maturity in 2019, was executed with the purpose to reduce the volatility of price under the GSA. The counterparty to the PVRC is one of the gas producers that sell to the supplier under the GSA contract. Therefore, the PVRC refers to the same volumes of natural gas sold by the counterparty to the supplier under the GSA, and uses the same pricing index as the GSA contract and thus works as an economic hedge. The volume covered by the PVRC represents approximately 43% of the anticipated volume under the GSA.

The terms of the PVRC include a straight fixed for floating price swap for the period between inception and 2004, and for the period from 2005 to 2019, a collar with Petrobras receiving cash payments when the calculated price is over the established ceiling and Petrobras making cash payments when the price is below the established floor, with no cash payments being made when the price is between the ceiling and the floor.

The PVRC is being accounted for under SFAS 133 as a derivative instrument, since the Company did not satisfy the documentation required for hedge accounting, and is being marked to its calculated fair value with changes in such value recognized in income. At inception, the PVRC had a positive value to Petrobras of US $169, which is deemed a deferred purchase incentive and is being amortized into income on the basis of the volumes anticipated under the PVRC. The liability was US $153 at December 31, 2004 and generated a gain in the amount of US $11, net of deferred tax effect of US $5.

As of December 31, 2004, the Company recorded a derivative asset based on the fair value calculation in the amount of US $635, and a mark-to-market (or “MTM”) gain in the amount of US $365, net of deferred tax effect of US $188. Such MTM gains represent the increased value of the derivative from inception to December 31, 2004. The derivative gains are recorded as a component of financial income. The effects of the PVRC were not recognized from inception but the impact was immaterial and has been cumulatively recognized in 2004.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

23.	Natural gas derivative contract (Continued)

Considering that there are no market quotations for natural gas for such a long duration as that of the PVRC, the fair value was calculated based on simulation using a mean reversion model developed by Petrobras. The most significant model assumptions at December 31, 2004 include starting prices of crude oil of US $39.53 per barrel, an average fuel oil basket (i.e., the price index of the GSA) of US $23.58 per barrel and a volatility of crude oil of 25% a.a. Other parameters of the model, including the long run average of crude oil, fule oil spread to crude, correlations and inflation indexes were estimated based on historical averages.

A US $1 per barrel increase in the market price of crude under the PVRC would result in a US $24 million increase in the fair value of the derivative at December 31, 2004.

As indicated above, the accounting impacts recognized are in accordance with SFAS 133, whereas the economic impact and cash flow results of the transaction are to fix the price paid for natural gas imports within a range and to receive or pay cash for price fluctuations under the GSA beyond those capped amounts. Such ceiling and floor amounts in the PVRC allow the purchase of natural gas at a price level appropriate to Petrobras, which then sells the gas in local market to distributors at a price level that will allow the sustained development of the natural gas market in Brazil.

24.	Financial instruments

In the normal course of its business, the Company uses various types of financial instruments. These instruments include recorded assets and liabilities, and also items such as derivatives, which principally involve off-balance sheet risk.

(a)	Concentrations of credit risk

Substantial portions of the Company’s assets including financial instruments are located in Brazil and substantially all of the Company’s revenues and net income are generated in Brazil. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash equivalents, government securities, the Petroleum and Alcohol account, trade receivables and future contracts.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

24.	Financial instruments (Continued)

(a)	Concentrations of credit risk (Continued)

The Company takes several measures to reduce its credit risk to acceptable levels. All cash equivalents in Brazil are maintained with major banks. Time deposits in U.S. dollars are placed with creditworthy institutions in the United States. Additionally, all of the Company’s available for sale securities and derivative contracts are either exchange traded or maintained with creditworthy financial institutions. The Company monitors its credit risk associated with trade receivables by routinely assessing the creditworthiness of its customers. At December 31, 2004 and December 31, 2003, the Company’s trade receivables were primarily maintained with large distributors.

(b)	Fair value

Fair values are derived either from quoted market prices where available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end. Fair values of cash and cash equivalents, trade receivables, the Petroleum and Alcohol account, short-term debt and trade payables approximate their carrying values. The fair value for the Company’s available for sale government securities equals their carrying value.

The fair values of other long-term receivables and payables do not differ materially from their carrying values.

The Company’s debt included US $12,145 at December 31, 2004 and US $11,888 at December 31, 2003 and had estimated fair values of US $12,725 and US $12,690, respectively. The Company’s project financings obligation, resulting from FIN 46 consolidation was US $4,399 at December 31, 2004 and US $5,066 at December 31, 2003, and had an estimated fair value of US $4,470 and US $5,115, respectively.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

25.	Segment information

The following segment information has been prepared in accordance with SFAS No. 131 - Disclosure about Segments of an Enterprise and Related information (“SFAS 131”). The Company operates under the following segments, which are described as follows:

•	Exploration and Production - This segment includes the Company’s exploration, production development and production activities of oil, liquefied natural gas and natural gas in Brazil, for the purpose of supplying refineries in Brazil as well as selling surplus Brazilian production in domestic and foreign markets and limited oil trading activities.

•	Supply - This segment includes the Company’s refining, logistic, transportation and commercialization activities for oil, oil products and fuel alcohol. Additionally, this segment includes petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and the Company’s two domestic fertilizer plants.

•	Distribution - This segment represents the oil product and fuel alcohol distribution activities conducted by the Company’s majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil.

•	Gas and Energy - This segment currently encompasses the commercialization and transportation of natural gas produced in or imported into Brazil. Additionally, this segment includes the Company’s domestic electric energy commercialization activities as well as investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.

•	International - This segment represents the Company’s international Exploration and Production, Supply, Distribution and Gas and Energy activities conducted in 13 countries outside Brazil.

The items that cannot be attributed to the other areas are allocated to the group of corporate entities, especially those linked with corporate financial management, overhead related with central administration and other expenses, including actuarial expenses related with the pension and health-care plans.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

25.	Segment information (Continued)

The accounting information by business area was prepared based on the assumption of controllability, for the purpose of attribution to the business areas only items over which these areas have effective control.

The main criteria used to record the results and assets by business segments are summarized as follows:

•	Net operating revenues: these were considered to be the revenues from sales to third parties, plus revenues between the business segments, based on the internal transfer prices established by the areas;

•	Costs and expenses includes the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment;

•	Assets: covers the assets relating to each segment.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25.	Segment information (Continued)

The following presents the Company’s assets by segment:

	As of December 31, 2004
	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Current assets	2,551	7,341	1,139	1,940	1,717	6,506	(1,768)	19,426

Cash and cash equivalents	878	496	178	490	104	4,710	—	6,856
Other current assets	1,673	6,845	961	1,450	1,613	1,796	(1,768)	12,570

Investments in non-consolidated companies and other investments	8	919	307	516	25	87	—	1,862

Property, plant and equipment, net	20,458	6,333	4,506	4,160	1,011	571	(19)	37,020

Non current assets	1,270	438	1,331	316	265	6,783	(5,629)	4,774

Petroleum and Alcohol account	—	—	—	—	—	282	—	282
Government securities	—	—	—	—	—	326	—	326
Other assets	1,270	438	1,331	316	265	6,175	(5,629)	4,166

Total assets	24,287	15,031	7,283	6,932	3,018	13,947	(7,416)	63,082

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25.	Segment information (Continued)

	As of December 31, 2004
	International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total
Current assets	1,112	579	272	99	638	(760)	1,940

Cash and cash equivalents	151	45	2	6	286	—	490
Other current assets	961	534	270	93	352	(760)	1,450

Investments in non-consolidated companies and other investments	159	50	239	—	68	—	516

Property, plant and equipment, net	3,317	507	199	87	50	—	4,160

Non current assets	310	26	11	11	1,399	(1,441)	316

Other assets	310	26	11	11	1,399	(1,441)	316

Total assets	4,898	1,162	721	197	2,155	(2,201)	6,932

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25.	Segment information (Continued)

	As of December 31, 2003
	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Current assets	2,057	4,871	528	1,738	1,208	9,000	(1,968)	17,434

Cash and cash equivalents	1,042	575	109	445	33	6,140	—	8,344
Other current assets	1,015	4,296	419	1,293	1,175	2,860	(1,968)	9,090

Investments in non-consolidated companies and other investments	6	463	151	449	22	82	—	1,173

Property, plant and equipment, net	16,742	4,980	4,174	4,181	442	336	(50)	30,805

Non current assets	970	285	751	306	208	4,945	(3,265)	4,200

Petroleum and Alcohol account	—	—	—	—	—	239	—	239
Government securities	—	—	—	—	—	283	—	283
Other assets	970	285	751	306	208	4,423	(3,265)	3,678

Total assets	19,775	10,599	5,604	6,674	1,880	14,363	(5,283)	53,612

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25.	Segment information (Continued)

	As of December 31, 2003
	International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total
Current assets	806	463	167	71	670	(439)	1,738

Cash and cash equivalents	178	42	4	5	216	—	445
Other current assets	628	421	163	66	454	(439)	1,293

Investments in non-consolidated companies and other investments	128	121	199	—	1	—	449

Property, plant and equipment, net	3,301	565	202	64	49	—	4,181

Non current assets	166	12	—	15	1,664	(1,551)	306

Other assets	166	12	—	15	1,664	(1,551)	306

Total assets	4,401	1,161	568	150	2,384	(1,990)	6,674

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25.	Segment information (Continued)

Revenues and net income by segment are as follows:

	Year ended December 31, 2004
	Exploration and Production	Supply	Gas and Energy	International (see separate Disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	2,487	20,046	1,505	3,085	10,329	—	—	37,452
Inter-segment net operating revenues	16,384	8,702	515	519	159	—	(26,279)	—

Net operating revenues	18,871	28,748	2,020	3,604	10,488	—	(26,279)	37,452

Cost of sales	(7,093)	(25,897)	(1,995)	(1,870)	(9,471)	—	26,023	(20,303)
Depreciation, depletion and amortization	(1,322)	(548)	(100)	(423)	(59)	(29)	—	(2,481)
Exploration, including exploratory dry holes and impairment	(470)	—	(13)	(195)	—	—	—	(678)
Selling, general and administrative expenses	(235)	(960)	(178)	(335)	(567)	(626)	—	(2,901)
Research and development expenses	(109)	(53)	(9)	(2)	(2)	(73)	—	(248)
Other operating expenses	(41)	(44)	(110)	(64)	—	—	—	(259)

Costs and expenses	(9,270)	(27,502)	(2,405)	(2,889)	(10,099)	(728)	26,023	(26,870)

Equity in results of non-consolidated companies	—	12	68	92	—		—	172
Financial income (expenses), net	(143)	82	730	(417)	(3)	(621)	—	(372)
Employee benefit expense	—	—	—	—	—	(650)	—	(650)
Other taxes	(12)	(25)	(30)	(47)	(54)	(272)	—	(440)
Other expenses, net	(46)	11	(87)	6	(80)	(161)	—	(357)

Income (loss) before income taxes and minority interest	9,400	1,326	296	349	252	(2,432)	(256)	8,935

Income tax benefits (expense)	(3,217)	(438)	(32)	42	(52)	1,377	89	(2,231)

Minority interest	(222)	(34)	(110)	(148)	—	—	—	(514)

Net income (loss)	5,961	854	154	243	200	(1,055)	(167)	6,190

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25.	Segment information (Continued)

	Year ended December 31, 2004
	International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	713	1,084	405	865	18	—	3,085
Inter-segment net operating revenues	1,087	1,076	26	15	—	(1,685)	519

Net operating revenues	1,800	2,160	431	880	18	(1,685)	3,604

Cost of sales	(461)	(1,797)	(337)	(940)	(16)	1,681	(1,870)
Depreciation, depletion and amortization	(327)	(63)	(12)	(10)	(11)	—	(423)
Exploration, including exploratory dry holes and impairment	(195)	—	—	—	—	—	(195)
Selling, general and administrative expenses	(111)	(53)	(11)	(61)	(99)	—	(335)
Research and development expenses	—	—	—	—	(2)	—	(2)
Other operating expenses	(64)	—	—	—	—	—	(64)

Costs and expenses	(1,158)	(1,913)	(360)	(1,011)	(128)	1,681	(2,889)

Equity in results of non-consolidated companies	8	21	6	—	56	1	92
Financial income (expenses), net	(303)	(6)	—	—	(108)	—	(417)
Other taxes	(16)	(7)	—	(7)	(17)	—	(47)
Other expenses, net	3	9	12	(2)	(16)	—	6

Income (loss) before income taxes and minority interest	334	264	89	(140)	(195)	(3)	349

Income tax benefits (expense)	(146)	(51)	(18)	10	247	—	42

Minority interest	6	(5)	(2)	(4)	(143)	—	(148)

Net income (loss)	194	208	69	(134)	(91)	(3)	243

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25.	Segment information (Continued)

	Year ended December 31, 2003
	Exploration and Production	Supply	Gas and Energy	International (see separate Disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	2,369	17,292	1,229	2,030	7,877	—	—	30,797
Inter-segment net operating revenues	13,329	6,695	250	129	138	—	(20,541)	—

Net operating revenues	15,698	23,987	1,479	2,159	8,015	—	(20,541)	30,797

Cost of sales	(6,154)	(20,207)	(1,045)	(1,135)	(7,257)	—	20,382	(15,416)
Depreciation, depletion and amortization	(955)	(397)	(87)	(288)	(29)	(29)	—	(1,785)
Exploration, including exploratory dry holes and impairment	(452)	—	—	(130)	—	—	—	(582)
Selling, general and administrative expenses	(123)	(732)	(149)	(208)	(416)	(554)	91	(2,091)
Research and development expenses	(92)	(50)	(6)	—	—	(53)	—	(201)
Other operating expenses	(209)	(61)	—	(56)	—	—	—	(326)

Costs and expenses	(7,985)	(21,447)	(1,287)	(1,817)	(7,702)	(636)	20,473	(20,401)

Equity in results of non-consolidated companies	—	25	56	62	—	(2)	—	141
Financial income (expenses), net	(317)	146	(78)	(129)	(62)	506	(202)	(136)
Employee benefit expense	—	—	—	—	—	(595)	—	(595)
Other taxes	(9)	(24)	(19)	(25)	(48)	(208)	—	(333)
Other expenses, net	(15)	(39)	(387)	1	(1)	(259)	—	(700)

Income (loss) before income taxes and minority interest and accounting change	7,372	2,648	(236)	251	202	(1,194)	(270)	8,773

Income tax benefits (expense)	(2,506)	(874)	196	(154)	(63)	698	40	(2,663)

Minority interest	(59)	(31)	(156)	(1)	(1)	—	—	(248)

Income before effect of change in accounting principle	4,807	1,743	(196)	96	138	(496)	(230)	5,862

Cumulative effect of change in accounting principle, net of taxes	697	—	—	—	—	—	—	697

Net income (loss)	5,504	1,743	(196)	96	138	(496)	(230)	6,559

Net operating revenues and Costs of sales relative to 2003 were reclassified between the International segment and Supply segment in relation to offshore operations that were being allocated to the international segment. There was no significant impact on the results reported for these segments.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25.	Segment information (Continued)

	Year ended December 31, 2003
	International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	535	730	159	592	14	—	2,030
Inter-segment net operating revenues	534	633	3	29	—	(1,070)	129

Net operating revenues	1,069	1,363	162	621	14	(1,070)	2,159

Cost of sales	(300)	(1,215)	(103)	(585)	(14)	1,082	(1,135)
Depreciation, depletion and amortization	(223)	(46)	(11)	(4)	(4)	—	(288)
Exploration, including exploratory dry holes and impairment	(130)	—	—	—	—	—	(130)
Selling, general and administrative expenses	(59)	(34)	(2)	(32)	(81)	—	(208)
Other operating expenses	(56)	—	—	—	—	—	(56)

Costs and expenses	(768)	(1,295)	(116)	(621)	(99)	1,082	(1,817)

Equity in results of non-consolidated companies	2	6	(2)	—	56	—	62
Financial income (expenses), net	(100)	(11)	—	—	(18)	—	(129)
Other taxes	(3)	(5)	—	(5)	(12)	—	(25)
Other expenses, net	(17)	(9)	7	—	20	—	1

Income (loss) before income taxes and minority interest	183	49	51	(5)	(39)	12	251

Income tax benefits (expense)	(132)	(2)	—	—	(20)	—	(154)

Minority interest	3	(2)	(1)	(1)	—	—	(1)

Net income (loss)	54	45	50	(6)	(59)	12	96

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25.	Segment information (Continued)

	Year ended December 31, 2002
	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	2,346	12,073	747	986	6,460	—	—	22,612
Inter-segment net operating revenues	10,700	5,269	170	99	102	—	(16,340)	—

Net operating revenues	13,046	17,342	917	1,085	6,562	—	(16,340)	22,612

Cost of sales	(4,829)	(15,242)	(594)	(812)	(5,861)	—	15,832	(11,506)
Depreciation, depletion and amortization	(1,378)	(358)	(45)	(106)	(24)	(19)	—	(1,930)
Exploration, including exploratory dry holes and impairment	(449)	—	—	(61)	—	—	—	(510)
Selling, general and administrative expenses	(177)	(584)	(54)	(90)	(442)	(394)	—	(1,741)
Research and development expenses	(74)	(37)	(5)	—	—	(31)	—	(147)

Costs and expenses	(6,907)	(16,221)	(698)	(1,069)	(6,327)	(444)	15,832	(15,834)

Equity in results of non-consolidated companies	—	11	(94)	(95)	—	—	—	(178)
Financial income (expenses), net	(943)	(13)	(18)	31	5	(762)	—	(1,700)
Employee benefit expense	—	(2)	—	—	(14)	(435)	—	(451)
Other taxes	—	(18)	(9)	(12)	(36)	(285)	—	(360)
Other expenses, net	(160)	5	(495)	14	(10)	(231)	20	(857)

Income (loss) before income taxes and minority interest	5,036	1,104	(397)	(46)	180	(2,157)	(488)	3,232

Income tax benefits (expense)	(1,623)	(386)	(104)	(64)	(58)	914	168	(1,153)

Minority interest	—	(7)	311	(4)	(31)	(37)	—	232

Net income (loss)	3,413	711	(190)	(114)	91	(1,280)	(320)	2,311

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25.	Segment information (Continued)

	Year ended December 31, 2002
	International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	96	473	36	377	4	—	986
Inter-segment net operating revenues	188	445	—	—	—	(534)	99

Net operating revenues	284	918	36	377	4	(534)	1,085

Cost of sales	(75)	(848)	(30)	(391)	(2)	534	(812)
Depreciation, depletion and amortization	(87)	(13)	—	(5)	(1)	—	(106)
Exploration, including exploratory dry holes and impairment	(61)	—	—	—	—	—	(61)
Selling, general and administrative expenses	(29)	(9)	—	(19)	(33)	—	(90)

Costs and expenses	(252)	(870)	(30)	(415)	(36)	534	(1,069)

Equity in results of non-consolidated companies	—	—	—	—	(95)	—	(95)
Financial income (expenses), net	6	(7)	(6)	—	38	—	31
Other taxes	(1)	(3)	—	(4)	(4)	—	(12)
Other expenses, net	9	(2)	—	1	6	—	14

Income (loss) before income taxes and minority interest	46	36	—	(41)	(87)	—	(46)

Income tax benefits (expense)	(50)	—	—	—	(14)	—	(64)

Minority interest	(1)	(4)	—	—	1	—	(4)

Net income (loss)	(5)	32	—	(41)	(100)	—	(114)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

25.	Segment information (Continued)

Capital expenditures incurred by segment for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Year ended December 31,
	2004	2003	2002
Exploration and Production	4,574	3,658	3,156
Supply	1,367	1,451	945
Gas and Energy	782	694	268
International
Exploration and Production	666	428	224
Supply	43	18	8
Distribution	12	33	2
Gas and Energy	6	1	4
Distribution	47	106	139
Corporate	221	162	165

	7,718	6,551	4,911

The Company’s gross sales, classified by geographic destination, are as follows:

	Year ended December 31,
	2004	2003	2002
Brazil	40,905	34,025	27,410
International	11,049	8,665	5,577

	51,954	42,690	32,987

The total amounts sold of products and services to the two major customers in 2004 were US $4,269 and US $3,108 (US $3,498 and US $2,688 in 2003; and US $2,693 and US $2,549 in 2002).

PETROLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

26.	Related party transactions

The Company is controlled by the Federal Government and has numerous transactions with other state-owned companies in the ordinary course of its business.

Transactions with major related parties resulted in the following balances:

	As of December 31,
	2004		2003
	Assets	Liabilities	Assets	Liabilities
PETROS (Pension fund)	326	9	283	38
Banco do Brasil S.A.	3,944	53	6,164	230
BNDES (Note 13 (b))	—	629	—	1,299
Federal Government	264	—	94	—
Restricted deposits for legal Proceedings	418	—	297	—
Government securities	87	—	38	—
Petroleum and Alcohol account - Receivable from Federal Government (Note 12)	282	—	239	—
Others	1,241	58	941	57

	6,562	749	8,056	1,624

Current	4,712	121	6,872	128

Long-term	1,850	628	1,184	1,496

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

26.	Related party transactions (Continued)

These balances are included in the following balance sheet classifications:

	As of December 31,
	2004		2003
	Assets	Liabilities	Assets	Liabilities
Assets
Current
Cash and cash equivalents	3,906	—	6,128	—
Accounts receivable (Note 7)	278	—	284	—
Other current assets	528	—	460	—

Other
Accounts receivable (Note 7)	275	—	199	—
Government securities	45	—	38	—
Petroleum and Alcohol account - receivable from Federal Government (Note 12)	282	—	239	—
Restricted deposits for legal proceedings	418	—	297	—
Pension Fund	326	—	283	—
Other assets	504	—	128	—

Liabilities
Current
Current portion of long-term debt	—	80	—	59
Current liabilities	—	41	—	69

Long-term
Long-term debt	—	500	—	1,212
Other liabilities	—	73	—	284

	6,562	694	8,056	1,624

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

26.	Related party transactions (Continued)

The principal amounts of business and financial operations carried out with related parties are as follows:

	Year ended December 31,
	2004		2003		2002
	Income	Expense	Income	Expense	Income	Expense
Sales of products and services
BRASKEM S.A.	1,049	—	754	—	631	—
Centrais Elet. do Norte do Brasil
S.A. – Eletronorte	—	—	205	—	159	—
COPESUL S.A.	501	—	545	—	265	—
Manaus Energia S.A.	—	—	425	—	272	—
Petroquímica União S.A.	828	(15)	543	—	350	—
Others	582	—	729	(164)	638	(308)

Financial income
Petroleum and Alcohol account - Receivable from Federal
Government (Note 12)	4	—	10	—	2	—
Government securities	3	—	71	—	84	—
Others	(113)	—	155	—	760	—
Financial expenses	—	13	—	(178)	—	(234)
Other expenses, net	2	—	—	—	—	(29)

	2,856	(2)	3,437	(342)	3,161	(571)

27.	Accounting for suspended exploratory wells

The Company’s accounting for exploratory drilling costs is governed by Statement of Financial Accounting Standards No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies” (SFAS No. 19). On April 4, 2005, the Financial Accounting Standards Board (FASB) adopted FASB Staff Position (FSP SFAS 19-A) that amended SFAS No. 19 with respect to the deferral of exploratory drilling costs.

Costs the Company has incurred to drill exploratory wells that find commercial quantities of oil and gas are carried as assets on its balance sheet under the classification “unproved oil and gas properties.” Each year, the Company writes off the costs of these wells unless (1) the well is in an area requiring major capital expenditure before production can begin and (2) additional exploratory drilling is under way or firmly planned to determine whether the capital expenditure is justified.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

27.	Accounting for suspended exploratory wells (Continued)

As of December 31, 2004, the total amount of unproved oil and gas properties was US $1,684, and of that amount US $840 (US $779 of which related to projects in Brazil) represented costs that had been capitalized for more than one year, which generally are a result of (1) extended exploratory activities associated with offshore production and (2) the transitory effects of deregulation in the Brazilian oil and gas industry, as described below.

In 1998, the Company’s government-granted monopoly ended and the Company signed concession contracts with the Agência Nacional de Petróleo (National Petroleum Agency, or ANP) for all of the areas the Company had been exploring and developing prior to 1998, which consisted of 397 concession blocks. Since 1998, the ANP has conducted competitive bidding rounds for exploration rights, which has allowed the Company to acquire additional concession blocks. After a concession block is found to contain a successful exploratory well, we must submit an “Evaluation Plan” to the ANP for approval. This Evaluation Plan details the drilling plans for additional exploratory wells. An Evaluation Plan is only submitted for those concession areas where technical and economic feasibility analyses on existing exploration wells evidence justification for completion of such wells. Until the ANP approves the Evaluation Plan, the drilling of additional exploratory wells cannot commence. If companies do not find commercial quantities of oil and gas within a specific time period, generally 4-6 years depending on the characteristics of the exploration area, then the concession block must be relinquished and returned to the ANP. Because the Company was forced to assess a large volume of concession blocks in a limited time frame even when an exploratory well has found sufficient reserves to justify completion and additional wells are firmly planned, finite resources and expiring time frames in other concession blocks have dictated the timing of the planned additional drilling.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

27.	Accounting for suspended exploratory wells (Continued)

The following table shows the net changes in capitalized exploratory drilling costs during 2004, 2003 and 2002:

Unproved Oil and Gas Properties
	2004	2003	2002
Beginning balance at January 1	1,903	875	712
Additions	736	862	607
Acquisition of reserves	—	267	—
Write offs	(490)	(220)	(203)
Transfers to proved reserves	(551)	(37)	(52)
Cumulative Translation Adjustment	86	156	(189)

Ending balance at December 31	1,684	1,903	875

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed and the number of projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of the drilling:

Aging of Capitalized Exploratory Well Costs
	At December 31,
	2004	2003	2002
Capitalized exploratory well costs that have been capitalized for a period of one year or less	844	1,542	525
Capitalized exploratory well costs that have been capitalized for a period greater than one year	840	361	350

Balance at December 31	1,684	1,903	875

Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	40	23	34

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

27.	Accounting for suspended exploratory wells (Continued)

Of the US $840 for 40 projects that include wells suspended for more than one year since the completion of drilling, approximately US $766 are associated with 26 offshore projects. Activities associated with assessing the reserves and the projects’ economic viability include, but are not limited to: (a) US $224 – negotiations with potential customers of natural gas (three projects), (b) US $60 – discussions with operators for the joint development of two projects and (c) US $54 – negotiation of commercial terms with partner. Included in the US $840 of exploratory well costs that have been capitalized for a period of greater than one year since the completion of drilling is US $321.5 associated with 29 wells completed before 2002.

Additionally, for each of the 40 projects that include wells suspended for more than one year since the completion of drilling, we have submitted an “Evaluation Plan” to the ANP for approval. As described above, the submission of an Evaluation Plan indicates that the Company has found the wells to have economic feasibility.

The adoption of SFAS 19, as amended, will not have a material effect on its financial position or results of operations for any period.

28.	Subsequent events

(a)	PDET Offshore – project financing commitment

On March 2, 2005, the Company completed the negotiations and executed the documents for raising permanent financing for the Project. The loan comprises a total of US $910, provided by Japan Bank for International Cooperation, a group of Commercial Banks, led by Mizuho Corporate Bank, and a consortium between Mitsubishi Corporation and Marubeni Corporation. The project finance structure utilizes a special purpose company named PDET Offshore S.A., which is the entity to borrow the funds, to own all Project assets and to rent such assets to Petrobras for 12 years, counted from the date of completion of the assets or March 2007, whichever happens first.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

28.	Subsequent events (Continued)

(b)	MPX (Termoceará) acquisition

On March 24, 2005, a Term Sheet was signed with MPX, owner of the thermoelectric power plant Termoceará in the northeastern state of Ceará, containing terms and conditions for suspension of the arbitration proceedings and court lawsuits underway. After signature of the Term Sheet, a due diligence process was begun and a Consortium Agreement was signed, and the obligations of other related contracts were suspended for a period of 90 days. If the process for the due diligence and detailing of the acquisition operation occurs satisfactorily, the Participation Agreement is to be transformed into a Sale Agreement. The total price of the company, as agreed between the parties, is US$ 137 million, including settlement of debts. This thermoelectric plant is consolidated in the financial statements of 2003 and 2004 as a FIN 46 variable interest entity to which Petrobras is the primary beneficiary. Upon acquisition of a 100% equity interest in MPX, Petrobras will account for the transaction under FAS 141 as a purchase business combination.

(c)	Acquisition of Sociedade Fluminense de Energia

The documentation pursuant to the acquisition of Sociedade Fluminense de Energia (SFE), the owner of Eletrobolt, was signed April 29, 2005, thus concluding the acquisition process. The agreed-upon price of its shares is US$ 65 million. With this acquisition, the Consortium Agreement has been terminated and all the obligations arising thereunder have ceased.

(d)	Increase in Equity Stake

On April 8, 2005, PETROBRAS received correspondence from the law firm Pinheiro Netos Advogados, attorneys for Alliance Capital Management L.P., a limited partnership organized and existing in accordance with the Laws of the State of Delaware, United States of America, with registered offices at 1345 Avenue of the Americas, in the City of New York, State of New York, U.S.A. (“ACMLP”), in its capacity as manager of funds and/or investments of discretionary clients domiciled overseas, communicating in the manner prescribed by Article 12, heading, of CVM Instruction No. 358/02, that they had acquired through stock market transactions carried out either directly or through American Depositary Receipts — ADR - the amount of 23.859.771 (twenty-three million, eight hundred and fifty-nine thousand, seven hundred and seventy-one) preferred shares issued by PETROBRAS, a portion that corresponds to 5,16% of the Company’s preferred stock. This operation involves a minority investment that does not alter either the Company’s ownership or administrative structure.

ACMLP does not aim to hold any quantity of shares issued by the Company and nor do any of its subsidiaries or associated companies hold securities issued by the Company.

There are no share-convertible debentures held either directly or indirectly by ACMLP or by any parties related to it, nor is there any agreement or contract regulating voting rights or the purchase and sale of securities issued by the Company to which ACMLP or any party related to it is a party.

(e)	Stockholders Agreement for Braskem S.A

On April 29, 2005, ODEBRECHT S.A., NORDESTE QUÍMICA S.A. - NORQUISA, ODBPAR INVESTIMENTOS S.A. and PETROBRAS QUÍMICA S.A. - PETROQUISA signed, with the agreement of their respective parent companies, BRASKEM S.A. and PETRÓLEO BRASILEIRO S.A. - PETROBRAS, a Second Addendum to the Stockholders Agreement of BRASKEM, which rescinds the First Addendum and upholds the terms of the memorandum agreement signed in July 03, 2001. The parties have decided to alter the terms and conditions for exercising the option to purchase common shares issued by BRASKEM, granting PETROQUISA the right to own up to 30% of the voting capital of BRASKEM. The Option to be exercised at the discretion of PETROQUISA is valid until December 31, 2005. If the Option is exercised, payment for the shares under the Option is to be made by PETROQUISA contributing to BRASKEM: (a) its equity stakes in petrochemical companies 1ocated at the Petrochemical Complex in Triunfo, State of Rio Grande do Sul, as well as (b) equity stakes in other petrochemical companies considered strategic by BRASKEM. The shares purchased pursuant to the Option shall be appraised based upon the economic value of BRASKEM, as calculated from a discounted cash flow criterion, without consideration of premium, and the value of the Assets to be contributed to BRASKEM by PETROQUISA shall likewise be appraised according to the economic value of the companies involved, obtained based on the discounted cash flow criterion, valued according to the same criteria and on the same base date, without consideration of premium. The Second Addendum took effect April 29, 2005 and will remain in effect until December 31, 2005.

(f)	Review of operating agreements in Venezuela

In April 2005, the Venezuelan Ministry of Energy and Oil (MEP) ordered the company Petróleos de Venezuela S.A. (PDVSA) to review the 32 operating agreements signed by its subsidiaries with oil companies between 1992 and 1997, including the agreements entered into by Petrobras Energia Venezuela S.A., subsidiary of PESA which governs the exploration of the Oritupano Leona, La Concepción, Acema and Mata areas. According to the MEP, these operating agreements include clauses that are in direct conflict with the nature of a services agreement, as defined by the 1975 Organic Law of Venezuela which preserves the State’s absolute right to produce and sell hydrocarbons.

Pursuant to these new rulings, necessary measures to conform the agreements, currently in the form of variable capital companies, must be adopted within a 6-month period, and the federal government, through PDVSA, shall be required to hold an interest of more than 50%. In relation to the contracts previously executed, the MEP issued instructions to PDVSA that the total amount of the accumulated payments contracted during any one fiscal year may not exceed 66.67% of the value of the hydrocarbons produced under the corresponding arrangement. On April 15, 2005, PDVSA notified Petrobras Energia Venezuela S.A. of this situation and informed it that shortly the MEP would be setting the date to begin the relevant discussions.

Without express agreement as to the propriety of the claims and rulings asserted by MEP / PDVSA as to the legal standing of the operating arrangements, PESA indicated willingness to begin conversations with PDVSA and Corporacion Venesolana de Petróleo in order to make the required adaptations to the agreements with current validity effect, such that such agreements may continue.

Company management cannot predict either the future development of this contractual review process or the consequences of the results of operations or financial position of the Company in Venezuela.

(g)	Development of a field in Nigeria

In May of 2005, the NNPC (Nigerian National Petroleum Corporation) authorized the development of the Akpo offshore oil field, located in Block OML 130. PETROBRAS has a 16% participation in the field and contributed to the exploration and discovery of such in 2000. Respective to the Block, PETROBRAS acts in partnership with the French company, Total, which is the operator, and together with the NNPC and the South Atlantic Petroleum Ltd (Sapetro - a private Nigerian company).

The Akpo Field contains natural and condensed gas reserves and is located 200 km from the Nigerian city of Port Harcourt, in deep waters ranging from 1.100 to 1.700 meters. The Akpo development project encompasses the drilling of 22 production wells, 20 water-injection wells, and 2 gas-injection wells that will be connected to a Floating, Production, Storage and Offloading (FPSO) production unit, with capacity of 2 million barrels. Once operational, expected to occur at the end of 2008, Akpo anticipates a maximum production of 225 thousand barrels of oil equivalent per day, 80% of which will be high quality Light/condensed gas. Crude oil will be transported to vessels moored 2 km from the FPSO. The gas will reach the Bonny Island Liquid Natural Gas plant through a 150-km gas pipeline passing through the Amenan/Kpono platforms, located on the Nigerian continental shelf.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED)

Expressed in Millions of United States Dollars

(except when specifically indicated)

In accordance with SFAS 69 - Disclosures About Oil and Gas Producing Activities (“SFAS 69”), this section provides supplemental information on oil and gas exploration and producing activities of the Company. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisitions and development, capitalized costs and results of operations. The information included in items (iv) and (v) present information on PETROBRAS’ estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows.

Beginning in 1995, the Federal Government of Brazil undertook a comprehensive reform of the country’s oil and gas regulatory system. On November 9, 1995, the Brazilian Constitution was amended to authorize the Federal Government to contract with any state or privately-owned company to carry out the activities related to the upstream and downstream segments of the Brazilian oil and gas sector. This amendment eliminated PETROBRAS’ effective monopoly. The amendment was implemented by the Petroleum Law, which liberated the fuel market in Brazil beginning January 1, 2002.

The Petroleum Law established a new regulatory framework ending PETROBRAS’ exclusive agency and enabling competition in all aspects of the oil and gas industry in Brazil. As provided in the Petroleum Law, PETROBRAS was granted the exclusive right for a period of 27 years to exploit the petroleum reserves in all fields where the Company had previously commenced production. However, the Petroleum Law established a procedural framework for PETROBRAS to claim exclusive exploratory (and, in case of success, development) rights for a period of up to three years with respect to areas where the Company could demonstrate that it had “established prospects.” To perfect its claim to explore and develop these areas, the Company had to demonstrate that it had the requisite financial capacity to carry out these activities, alone or through financing or partnering arrangements.

The “International” geographic includes activities in Angola, Argentina, Bolivia, Colombia, Ecuador, Mexico, Nigeria, Peru, The United States of America and Venezuela. The Company has immaterial non-consolidated companies involved in exploration and production activities; the amounts related to such are in the line item titled “Company’s share of unconsolidated affiliates”.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED) (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(i)	Capitalized costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	As of December 31, 2004
	Brazil	International	Worldwide
Unproved oil and gas properties	1,101	583	1,684
Proved oil and gas properties	14,976	3,746	18,722
Support equipment	10,464	935	11,399

Gross capitalized costs	26,541	5,264	31,805
Depreciation and depletion	(12,038)	(2,128)	(14,166)

	14,503	3,136	17,639

Construction and installations in progress	5,955	181	6,136

Net capitalized costs	20,458	3,317	23,775

	As of December 31, 2003
	Brazil	International	Worldwide
Unproved oil and gas properties	1,253	650	1,903
Proved oil and gas properties	11,924	3,835	15,759
Support equipment	10,336	516	10,852

Gross capitalized costs	23,513	5,001	28,514
Depreciation and depletion	(11,458)	(1,830)	(13,288)

	12,055	3,171	15,226

Construction and installations in progress	4,687	130	4,817

	16,742	3,301	20,043
Company’s share by unconsolidated affiliates	—	78	78

Net capitalized costs	16,742	3,379	20,121

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED) (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(ii)	Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Year ended December 31, 2004
	Brazil	International (1)	Worldwide
Property acquisitions
Unproved	156	17	173
Exploration costs	1,003	250	1,253
Development costs	3,591	404	3,995

	4,750	671	5,421

	Year ended December 31, 2003
	Brazil	International (1)	Worldwide
Property acquisitions
Proved	—	2,255	2,255
Unproved	7	6	13
Exploration costs	827	96	923
Development costs	3,025	285	3,310

	3,859	2,642	6,501

	Year ended December 31, 2002
	Brazil	International	Worldwide
Property acquisitions
Proved	—	15	15
Unproved	12	4	16
Exploration costs	725	104	829
Development costs	2,691	82	2,773

	3,428	205	3,633

(1)	Includes PEPSA as of December 31, 2003 and 2004. See also Note 20 for more information.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED) (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(iii)	Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ending December 31, 2004, 2003 and 2002 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the supply segment in Brazil. The prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company after January 1, 2002, when full price deregulation began. Gas prices used are contracted prices to third parties.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including such costs as operating labor, materials, supplies, fuel consumed in operations and the costs of operating natural liquid gas plants. Production costs also include administrative expenses and depreciation and amortization of equipment associated with production activities.

Exploration expenses include the costs of geological and geophysical activities and non-productive exploratory wells. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with SFAS 69, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED) (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(iii)	Results of operations for oil and gas producing activities (Continued)

	Year ended December 31, 2004
	Brazil	International (1)	Worldwide
Net operating revenues:
Sales to third parties (2)	2,308	713	3,021
Intersegment (2)	16,001	1,087	17,088

	18,309	1,800	20,109

Production costs (3)	(6,771)	(461)	(7,232)
Exploration expenses	(418)	(195)	(613)
Depreciation, depletion, amortization	(1,322)	(327)	(1,649)
Impairment of oil and gas properties	(51)	—	(51)
Other operating expenses	(41)	(64)	(105)

Results before income taxes	9,706	753	10,459
Income tax expense	(3,396)	(278)	(3,674)

Results of operations (excluding corporate overhead and interest cost)	6,310	475	6,785

	Year ended December 31, 2003
	Brazil	International (1)	Worldwide
Net operating revenues:
Sales to third parties	2,369	535	2,904
Intersegment	13,329	534	13,863

	15,698	1,069	16,767

Production costs	(6,154)	(355)	(6,509)
Exploration expenses	(387)	(87)	(474)
Depreciation, depletion, amortization	(955)	(217)	(1,172)
Impairment of oil and gas properties	(65)	(5)	(70)
Other operating expenses	(209)	(56)	(265)

Results before income taxes	7,928	349	8,277
Income tax expense	(2,767)	(103)	(2,870)

	5,161	246	5,407
Company’s share of unconsolidated affiliates	—	3	3

Results of operations (excluding corporate overhead and interest cost)	5,161	249	5,410

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED) (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(iii)	Results of operations for oil and gas producing activities (Continued)

	Year ended December 31, 2002
	Brazil	International	Worldwide
Net operating revenues:
Sales to third parties	2,346	96	2,442
Intersegment	10,700	188	10,888

	13,046	284	13,330

Production costs	(4,829)	(75)	(4,904)
Exploration expenses	(392)	(43)	(435)
Depreciation, depletion, amortization	(1,378)	(87)	(1,465)
Impairment of oil and gas properties	(57)	(18)	(75)

Results before income taxes	6,390	61	6,451
Income tax expense	(2,173)	(58)	(2,231)

Results of operations (excluding corporate overhead and interest cost)	4,217	3	4,220

(1)	Includes PEPSA from June 1, 2003. PEPSA results are included for the full year 2004, see also Note 20.

(2)	Does not consider US $562 related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras’ net operating revenues of US $18,871 for the segment of E&P Brazil (Note 25).

(3)	Does not consider US $322 related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras’ cost of sales of US $7,093 for the segment of E&P Brazil (Note 25).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED) (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(iv)	Reserve quantities information

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2004, 2003 and 2002 are shown in the following table. Proved reserves are estimated by the Company’s reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved reserves do not include additional quantities recoverable beyond the term of the concession or contract, or that may result from extensions of currently proved areas, or from application of secondary or tertiary recovery processes not yet tested and determined to be economic.

Proved developed reserves are the quantities expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped reserves are those volumes which are expected to be recovered as a result of future investments in drilling, re-equipping existing wells and installing facilities necessary to deliver the production from these reserves.

In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED) (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(iv)	Reserve quantities information (Continued)

A summary of the annual changes in the proved reserves of crude oil and natural gas follows:

	Oil (millions of barrels)			Gas (billions of cubic feet)
	Brazil	International	Worldwide	Brazil	International	Worldwide
Worldwide Net Proved Developed and Undeveloped Reserves
Reserves at December 31, 2001	7,652.8	96.0	7,748.8	6,885.3	2,162.2	9,047.5

Revisions of previous estimates	822.0	3.1	825.1	787.0	(49.8)	737.2
Improved recovery	(83.3)	—	(83.3)	(31.4)	—	(31.4)
Extensions and discoveries	971.5	10.8	982.3	133.6	9.2	142.8
Sales of reserves in place	—	23.6	23.6	—	71.5	71.5
Production for the year	(529.8)	(11.8)	(541.6)	(446.7)	(48.1)	(494.8)

Reserves at December 31, 2002	8,833.2	121.7	8,954.9	7,327.8	2,145.0	9,472.8

Revisions of previous estimates	(682.1)	(10.8)	(692.9)	459.3	(294.8)	164.5
Improved recovery	37.6	28.8	66.4	13.3	7.2	20.5
Extensions and discoveries	1,402.2	26.7	1,428.9	765.0	72.9	837.9
Purchase of reserves in place - PEPSA	—	602.8	602.8	—	1,346.9	1,346.9
Sales of reserves in place	—	(7.7)	(7.7)	—	(49.5)	(49.5)
Production for the year	(539.5)	(40.8)	(580.3)	(454.0)	(136.8)	(590.8)

Reserves at December 31, 2003	9,051.4	720.7 *	9,772.1	8,111.4	3,090.9 *	11,202.3

Revisions of previous estimates	(414.9)	(18,8)	(433.7)	(262.1)	276,4	14.3
Improved recovery	50.2	13.2	63,4	13.2	26.8	40.0
Extensions and discoveries	1,079.1	47.4	1,126.5	569.4	89.7	659.1
Purchase of reserves in place - PEPSA	—	0.6	0.6	—	18.5	18.5
Sales of reserves in place	—	—	—	—	—	—
Production for the year	(522.4)	(61,1)	(583.5)	(477.6)	(209,5)	(687.1)

Reserves at December 31, 2004	9,243.4	702.0 *	9,945.4	7,954.3	3,292.8 *	11,247.1

Net proved Developed Reserves
At January 1, 2001	3,780.8	80.1	3,860.9	3,614.3	1,368.4	4,982.7
At December 31, 2001	3,899.4	66.6	3,966.0	3,946.0	1,336.8	5,282.8
At December 31, 2002	3,912.9	94.7	4,007.6	3,892.5	2,043.9	5,936.4
At December 31, 2003	3,629.5	404.1	4,033.6	4,398.1	2,548.4	6,946.5
At December 31, 2004	4,129.8	383.1	4,512.9	4,427.6	2,495.2	6,922.8

(*)	Includes reserves of 228.6 million barrels of oil and 445.6 billions of cubic feet of gas in 2004 (235.5 million barrels of oil and 469.5 billions of cubic feet of gas in 2003) attributable to 41.38% minority interest in PEPSA, which is consolidated by Petrobras.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED) (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of SFAS 69. Estimated future cash inflows from production in Brazil are computed by applying year-end prices based upon the Company’s internal pricing methodology for oil and gas to year-end quantities of estimated net proved reserves. Estimated future cash inflows from production related to the Company’s International segment are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indicators, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and are applied to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditures will be incurred and when the reserves will be produced.

The information provided does not represent management’s estimate of PETROBRAS’ expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED) (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

The arbitrary valuation prescribed under SFAS 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of PETROBRAS’ future cash flows or the value of its oil and gas reserves.

	Brazil	International	Worldwide
At December 31, 2004
Future cash inflows	366,045	24,222	390,267
Future production costs	(131,090)	(4,003)	(134,031)
Future development costs	(19,315)	(2,224)	(21,539)
Future income tax expenses	(74,758)	(5,889)	(81,011)

Undiscounted future net cash flows	140,882	12,106	153,686
10 percent midyear annual discount for timing of estimated cash flows	(69,397)	(5,423)	(75,034)
Company’s share by unconsolidated affiliates	—	121	121

Standardized measure of discounted future net cash flows	71,485	6,804 *	78,773

At December 31, 2003
Future cash inflows	216,112	20,881	236,993
Future production costs	(86,666)	(5,212)	(91,878)
Future development costs	(18,727)	(1,799)	(20,526)
Future income tax expenses	(38,982)	(4,651)	(43,633)

Undiscounted future net cash flows	71,737	9,219	80,956
10 percent midyear annual discount for timing of estimated cash flows	(36,215)	(4,013)	(40,228)
Company’s share by unconsolidated affiliates	—	91	91

Standardized measure of discounted future net cash flows	35,522	5,297 *	40,819

At December 31, 2002
Future cash inflows	210,063	6,759	216,822
Future production costs	(84,191)	(1,625)	(85,816)
Future development costs	(13,798)	(358)	(14,156)
Future income tax expenses	(37,934)	(1,906)	(39,840)

Undiscounted future net cash flows	74,140	2,870	77,010
10 percent midyear annual discount for timing of estimated cash flows	(36,932)	(1,364)	(38,296)

Standardized measure of discounted future net cash flows	37,208	1,506	38,714

(*)	Includes US $1,774 in 2004 (US $1,378 in 2003) attributable to 41.38% minority interest in PEPSA, which is consolidated by Petrobras.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

The following are the principal sources of change in the standardized measure of discounted net cash flows:

	Brazil			International			Worldwide
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Balance at January 1	35,522	37,208	20,911	5,297	1,506	1,035	40,819	38,714	21,946

Sales and transfers of oil and gas, net of production costs	(11,538)	(9,151)	(7,921)	(1,403)	(774)	(223)	(12,941)	(9,925)	(8,144)
Development costs incurred	3,591	3,025	2,691	404	273	82	3,808	3,298	2,773
Purchases of reserves	—	—	—	73	3,473	168	73	3,473	168
Sales of reserves	—	—	—		(49)	—		(49)	—
Extensions, discoveries and improved, recovery less related costs	12,881	6,294	3,908	1,079	535	121	13,960	6,829	4,029
Revisions of previous quantity estimates	(4,892)	(4,766)	6,189	(58)	(349)	(45)	(4,950)	(5,115)	6,144
Net changes in prices and production costs	51,115	(1,398)	18,500	2,042	630	613	53,157	(768)	19,113
Changes in future development costs	(292)	1,549	(673)	(504)	(347)	13	(609)	1,202	(660)
Accretion of discount	3,552	3,721	3,149	739	597	(26)	4,291	4,318	3,123
Net change in income taxes	(18,454)	(960)	(9,546)	(865)	(198)	(232)	(19,319)	(1,158)	(9,778)

Balance at December 31	71,485	35,522	37,208	6,804	5,297	1,506	78,289	40,819	38,714

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

By:	/s/ José Sergio Gabrielli de Azevedo
Name:	José Sergio Gabrielli de Azevedo
Title:	Chief Financial Officer and Investor Relations Director

Date:  June 8, 2005